

2023
Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2023**
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number **001-34819**



(Exact name of Registrant as specified in its charter)

Delaware	**95-4766827**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
114 W 7th Street, Suite 240	
Austin, Texas 78701	**(626) 765-2000**
(Address of principal executive offices, including zip code)	*(Registrant's telephone number, including area code)*

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Class A Common Stock, $0.001 par value	GDOT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☑   Accelerated filer   ☐   Non-accelerated filer   ☐   Smaller reporting company   ☐   Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common equity held by non-affiliates of the registrant (assuming for these purposes, but without conceding, that all executive officers, directors and 10% or greater stockholders are "affiliates" of the registrant) as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $630.5 million (based on the closing sale price of the registrant's common stock on that date as reported on the New York Stock Exchange).

There were 52,829,744 shares of Class A common stock, par value $0.001 per share, as of January 31, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement relating to the registrant's 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

GREEN DOT CORPORATION
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, (the "Securities Act") and the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed to be forward-looking statements. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "endeavors," "strives," "may" and "assumes," variations of such words and similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks, uncertainties, and assumptions that are difficult to predict, including inflation and interest rate trends and impacts and other macro-economic impacts on our business, results of operations and financial condition and governmental and our responses to such events, including those identified below, under "Part I, Item 1A. Risk Factors," and elsewhere herein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

In this report, unless otherwise specified or the context otherwise requires, "Green Dot," "we," "us," and "our" refer to Green Dot Corporation and its consolidated subsidiaries, "Green Dot Bank" refers to our wholly-owned subsidiary bank, the term "deposit account programs" and "our cards" refers to our Green Dot-branded and co-branded checking accounts, prepaid cards, gift cards and secured credit cards, and the term "prepaid cards" refers to prepaid debit cards. In addition, "prepaid financial services" refers to prepaid cards and associated reload services, a segment of the prepaid card industry.

ITEM 1. Business

Overview

Founded in 1999, Green Dot Corporation ("we," "our," or "us" refer to Green Dot Corporation and its consolidated subsidiaries) is a financial technology and registered bank holding company committed to giving all people the power to bank seamlessly, affordably, and with confidence. Our technology platform enables us to build products and features that address the most pressing financial challenges of consumers and businesses, transforming the way they manage and move money, and making financial empowerment more accessible for all.

As the regulated entity and issuing bank for the substantial majority of products and services we provide, whether our own or on behalf of our partners, we are directly accountable for all aspects of each program's integrity, inclusive of ensuring the program's compliance with all applicable banking regulations, state and federal law and our various internal governance policies and procedures, in addition to deploying enterprise-class risk management practices and procedures to ensure each program's initial and ongoing safety and soundness. Green Dot Bank is a wholly owned subsidiary of Green Dot Corporation and member of the Federal Deposit Insurance Corporation.

Our Products and Services

We offer a broad set of financial services to consumers and businesses including debit, checking, credit, prepaid, and payroll cards, as well as robust money movement services, such as tax refunds, cash deposits and disbursements.

We offer several deposit account programs, including:

- Innovative consumer and small business checking account products that allow customers to acquire and manage their checking account entirely through a mobile application available on smartphone devices;

- Network-branded reloadable prepaid debit cards marketed under several leading consumer brand names;

- Network-branded gift cards (known as open-loop) that are sold at participating retail stores; and

- Secured credit programs designed to help people establish or rehabilitate their national credit bureau score.

We earn revenues from these deposit account programs primarily through:

- Fees assessed to merchants for purchase transactions initiated by our cardholders (commonly known as interchange);

- Card revenues and other fees, principally consisting of fees charged to cardholders for certain transactions and usage of our products, and platform management fees we earn from our partners for use of our technology platform and our program management capabilities; and

- Interest income earned from the investment of deposits held at Green Dot Bank.

Our deposit account programs are generally issued by Green Dot Bank, but we also manage programs issued by third-party issuing banks as a result of several acquisitions we made several years ago. While we continue to offer several legacy branded deposit programs, since 2021 we have focused our consumer deposit account programs on our flagship product, GO2bank, offering consumers simple and accessible mobile banking designed to help improve financial health over time. GO2bank offers features such as consumer friendly overdraft protection, high-value rewards, high-interest savings, and opportunities to establish, build, and track credit, regardless of credit history.

We also offer a variety of products and services that specialize in facilitating the movement of funds on behalf of consumers and businesses, referred to as money processing and tax processing services.

Our money processing services include:

- Cash transfer services that enable consumers to deposit or pick up cash and pay bills with cash at the point-of-sale at any participating retailer. We offer this service to our deposit account programs and any third-party bank or program manager (which we refer to as network acceptance members) that has enabled its cards to accept funds through our processing system. We refer to this retail cash transaction network as the Green Dot Network; and

- Simply Paid Disbursement services that enable wages and any type of authorized funds disbursement to be sent to our deposit account programs and accounts issued by any third-party bank or program manager.

Our tax processing services are designed for participants in the tax industry and include:

- Tax refund transfers that provide the processing technology to facilitate receipt of a taxpayer's refund proceeds. When a customer of a third-party tax preparation provider chooses to pay their tax preparation fees using our processing services, we deduct the tax preparation service fee and our processing service fee from the customer's refund and remit the remaining balance to the customer's account;

- Small business lending to independent tax preparation providers that seek small advances in order to help provide working capital prior to generating income during the tax filing season; and

- Fast Cash Advance, a consumer-friendly loan that enables tax refund recipients utilizing our tax processing services the opportunity to receive a portion of their expected tax refund amount in advance of receiving their actual tax refund.

We earn revenues primarily through fees charged to consumers on a per transaction basis for cash transfer services, tax refund transfers and Simply Paid disbursements.

Our Distribution Strategy

We offer our products and services to a broad group of consumers, ranging from never-banked to fully-banked consumers. We focus our sales and marketing efforts on acquisition of long-term users of our products and services, enhancing our brands and image, building market adoption and awareness of our products and services, improving customer retention, and increasing overall usage.

Our products and services are distributed and organized under our three reportable segments: 1) Consumer Services, 2) Business to Business ("B2B") Services, and 3) Money Movement Services.

Consumer Services

Our Consumer Services segment consists of revenues and expenses derived from deposit account programs, such as consumer checking accounts, prepaid cards, secured credit cards, and gift cards that we offer to consumers (i) through distribution arrangements with more than 90,000 retail locations and thousands of neighborhood Financial Service Center locations (the "Retail channel"), and (ii) directly through various marketing channels, such as online search engine optimization, online displays, direct mail campaigns, mobile advertising, and affiliate referral programs (the "Direct channel").

In our Retail channel, we operate a supply chain comprised of proprietary technology and third-party vendors to design, manufacture and distribute packaging containing ready-to-use debit cards to our network of retail locations. Consumers can purchase these debit cards and initially load funds to the account in-store. In our Direct channel, consumers can open an account online or through our mobile app.

Once consumers register their account with us, the account can be loaded through a variety of funding mechanisms, such as payroll direct deposit or utilizing our money processing services.

B2B Services

Our B2B Services segment consists of revenues and expenses derived from (i) our partnerships with prominent consumer and technology companies that make our banking products and services available to their consumers, partners and workforce through integration with our banking platform (the "Banking-as-a-Service", or "BaaS channel"), and (ii) a comprehensive payroll platform that we offer to corporate enterprises (the "Employer channel"), to facilitate payments for today's workforce. Our products and services in this segment include deposit account programs, such as consumer and small business checking accounts and prepaid cards, as well as our Simply Paid Disbursements services utilized by our partners.

In our BaaS channel, our partners make our banking products and services available to their consumers, partners and workforce in the United States through integration with our banking platform, expanding our addressable market to a broader spectrum of consumers as well as small businesses. Our banking platform includes an integrated bank, full program management services and enterprise-grade technology. Our largest customers include Apple, Inc., Intuit, Inc., and Amazon.com, Inc., among others.

In our Employer channel, we offer a comprehensive payroll platform to corporate enterprises to facilitate payments made for today's workforce, including:

- PayCard programs that help corporate enterprises eliminate paper checks, reduce costs and improve efficiency;

- On demand employee wage access; and

- Affordable instant digital pay options that replace slow and costly traditional pay methods.

Money Movement Services

Our Money Movement Services segment consists of revenues and expenses generated on a per transaction basis from our services that specialize in facilitating the movement of cash on behalf of consumers and businesses, such as money processing services and tax refund processing services.

Our money processing services, such as cash deposit and disbursements, are marketed to third-party banks, program managers, and other companies seeking cash deposit and disbursement capabilities for their customers. Those customers, including our own cardholders, can access our cash deposit and disbursement services at any of the locations within our network of retail distributors and neighborhood Financial Service Centers.

We market our tax related financial services through a network of tax preparation franchises, independent tax professionals and online tax preparation providers, which are sometimes referred to as electronic return originators, or "EROs." We also offer these consumers the option to deposit their tax refund proceeds onto one of our debit account products, which further expands the reach of our deposit account programs.

Our Technology Platform

Our vertically integrated technology and banking platform utilizes a combination of proprietary and third-party technologies and services to power a large ecosystem of financial service solutions through numerous distribution channels. The technology infrastructure supporting our platform is designed to minimize service disruptions, provide reasonable assurance of business continuity in the event of catastrophic occurrences and defend against data breaches and cybersecurity incidents. We continuously invest in security tools and other security technologies to protect our data and help keep our customers and partners safe. Our technology leverages data centers and cloud computing technology. We are committed to continuously improving the efficiency, scalability, and security of our platform to enhance the customer experience, remain competitive and support our growth.

Our Relationship with Walmart

Walmart, Inc. ("Walmart") is our largest retail distributor. We are the provider of the Walmart MoneyCard product sold at Walmart, and Green Dot Bank is the issuer of those card accounts. As the issuing bank, Green Dot Bank holds the associated Federal Deposit Insurance Corporation ("FDIC") insured deposits. Pursuant to our agreement with Walmart, we design and deliver the Walmart MoneyCard product and provide all ongoing program support, including network IT, regulatory and legal compliance, website functionality, customer service and loss management. In addition to Walmart MoneyCard products, we offer our Green Dot-branded and GO2bank deposit account products at Walmart, providing consumers the choice to purchase either Green Dot-branded products or Walmart MoneyCard products. Walmart provides us with shelf space to display and offer the deposit accounts to consumers. All Walmart MoneyCard products are reloadable exclusively on the Green Dot Network. Additionally, Walmart enables cash transfer services for our deposit account programs and third-party programs through the Green Dot Network.

Our operating revenues derived from the several products and services we offer through Walmart stores and other Walmart distribution avenues in aggregate represented approximately 17%, 21%, and 24% of our total operating revenues for the years ended December 31, 2023, 2022, and 2021, respectively.

Seasonality

We experience seasonal fluctuations in revenue, with the first half of each year being favorably affected by large numbers of taxpayers electing to receive their tax refunds via direct deposit on our cards. Additionally, our tax refund processing services business is highly seasonal as it generates the majority of its revenue in the first quarter, and substantially all of its revenue in the first half of each calendar year. We expect our revenue in future periods to continue to fluctuate due to the seasonal factors described above.

Competition

We compete against companies and financial institutions across the retail banking, financial services, transaction processing, consumer technology and financial technology services industries and may compete with others in the market who may in the future provide offerings similar to ours.

We compete primarily on the basis of the following:

- breadth of distribution;

- speed and quality of innovation;

- reliability of system performance and security;

- scalability of platform services;

- quality of service;

- customer satisfaction;

- compliance and regulatory capabilities;

- brand recognition and reputation; and

- pricing.

We believe our products and services compete favorably with respect to these factors. The risks associated with our competitors are more fully discussed in "Part I, Item 1A. Risk Factors."

Intellectual Property

We rely on a combination of patent, trademark and copyright laws and trade secret protections in the United States, as well as confidentiality procedures and contractual provisions, to protect the intellectual property rights related to our products and services.

We own several trademarks, including Green Dot. Through agreements with our network acceptance members, retail distributors and customers, we authorize and monitor the use of our trademarks in connection with their activities with us.

Our patent portfolio currently consists of 17 issued patents and 1 patent application pending. The current remaining terms for the patents we hold vary between approximately 2 and 16 years. We feel many of our patents and applications are important to our business and help to differentiate our products and services from those of our competitors.

The industries in which we compete are characterized by rapidly changing technology, a large number of patents, and frequent claims and related litigation regarding patent and other intellectual property rights. There can be no assurance that our patents and other proprietary rights will not be challenged, invalidated, or circumvented; that others will not assert intellectual property rights to technologies that are relevant to us; or that our rights will give us a competitive advantage. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States. The risks associated with patents and intellectual property are more fully discussed in "Part I, Item 1A. Risk Factors."

Regulation and Supervision

General

Our business is highly regulated under federal and state laws. We and our subsidiaries are subject to supervision, regulation and examination by various federal and state regulators, including the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Utah Department of Financial Institutions (the "Utah DFI"), and various other federal and state regulatory agencies. The statutory and regulatory framework that governs us is generally intended to protect depositors and customers, the FDIC's Deposit Insurance Fund (the "DIF"), the U.S. banking and financial system, and financial markets as a whole, and not for the protection of our stockholders or creditors.

Banking statutes, regulations and policies are continually under review by Congress, state legislatures and federal and state regulatory agencies. In addition to laws and regulations, federal and state bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance applicable to Green Dot Corporation and its subsidiaries. Any change in the statutes, regulations or regulatory policies applicable to us, including changes in their interpretation or implementation, could have a material adverse effect on our business.

Both the scope of the laws and regulations and the intensity of the supervision to which bank holding companies such as Green Dot Corporation are subject increased in response to the global financial crisis of 2008, as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes occurred as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and its implementing regulations, most of which are now in place. We expect that our business will remain subject to extensive regulation and supervision.

We are also subject to the disclosure and regulatory requirements of the Securities Act and the Exchange Act both as administered by the Securities and Exchange Commission ("SEC"), as well as the rules of the New York Stock Exchange ("NYSE") that apply to companies with securities listed on the NYSE.

The following discussion describes certain elements of the comprehensive regulatory framework applicable to us. This discussion is not intended to describe all laws and regulations applicable to Green Dot Corporation, Green Dot Bank and our other subsidiaries and is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described.

Regulatory Agencies

We are a bank holding company (a "BHC") registered with the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As a BHC, Green Dot Corporation is subject to the requirements of the BHC Act as well as supervision, regulation and examination by the Federal Reserve, which serves as the primary federal banking regulator of our consolidated organization.

As an FDIC-insured commercial bank that is chartered under the laws of Utah and a member of the Federal Reserve System, Green Dot Bank and its subsidiaries are subject to regulation, supervision and examination by the FDIC, Federal Reserve and the Utah DFI.

The Consumer Financial Protection Bureau (the "CFPB") has broad rulemaking authority over a wide range of federal consumer protection laws applicable to the business of Green Dot Bank. Because Green Dot Bank currently has less than $10 billion in total consolidated assets, Green Dot Bank is subject to regulations adopted by the CFPB, but the Federal Reserve is primarily responsible for examining Green Dot Bank's compliance with federal consumer financial laws and those CFPB regulations. The Utah DFI is responsible for examining and supervising Green Dot Bank's compliance with state consumer protection laws and regulations.

Permissible Activities for Green Dot Corporation as a Financial Holding Company

In general, the BHC Act limits the business of BHCs to banking, managing or controlling banks and other activities that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. Under the BHC Act, BHCs that have qualified and elected to be treated as a financial holding company (an "FHC") generally may engage in a broader range of additional activities that are (i) financial in nature or incidental to such financial activities or (ii) complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. A BHC qualifies to become an FHC if it and its subsidiary depository institutions are "well capitalized" and "well managed" and its subsidiary depository institutions have a rating under the Community Reinvestment Act (the "CRA") of at least "Satisfactory" at their most recent examination. We have qualified and elected to be an FHC under the BHC Act, although all the activities we currently conduct are permissible for a BHC as well as for an FHC.

If at any time we or Green Dot Bank fail to be "well capitalized" or "well managed," the Federal Reserve may impose limitations or conditions on the conduct of our activities and we may not commence, or acquire any shares of a company engaged in, any activities only permissible for an FHC, without prior Federal Reserve approval. The restriction on our ability to commence, or acquire any shares of a company engaged in, any activities only permissible for an FHC, without prior Federal Reserve approval would also generally apply if Green Dot Bank received a CRA rating of less than "Satisfactory." Currently, under the BHC Act, we may not be able to engage in new activities or acquire shares or control of other businesses. Such restrictions might limit our ability to pursue future business opportunities which we might otherwise consider but which might fall outside the scope of permissible activities.

Permissible Activities for Banks

The activities of Green Dot Bank are limited to those specifically authorized under Utah banking laws and Utah DFI regulations and permissible under applicable federal law and Federal Reserve regulations.

Under commitments made to the Federal Reserve and the Utah DFI, we must obtain prior approval from the Federal Reserve for any major deviation or material change from the business plan Green Dot Bank submitted in 2013. Accordingly, commitments made in connection with Green Dot Bank's business plan may limit Green Dot Bank's ability to engage in certain activities.

Supervision, Examination and Enforcement

Bank regulators regularly examine the operations of BHCs and banks. Examination results are confidential and generally may not be disclosed. In addition, BHCs and banks are subject to periodic reporting and filing requirements. The Federal Reserve and Utah DFI have broad supervisory and enforcement authority with regard to BHCs and banks, including the power to conduct examinations and investigations, impose nonpublic supervisory agreements, issue cease and desist orders, impose fines and other civil and criminal penalties, terminate deposit insurance and appoint a conservator or receiver.

Bank regulators have various remedies available if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of a banking organization's operations are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things, prohibit unsafe or unsound practices, require affirmative actions to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, terminate deposit insurance, and appoint a conservator or receiver.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject Green Dot Corporation, its subsidiaries, including Green Dot Bank, and their respective officers, directors and institution-affiliated parties to the remedies described above and other sanctions. In addition, the FDIC may terminate a bank's deposit insurance upon a finding that the bank's financial condition is unsafe or unsound or that the bank has engaged in unsafe or unsound practices or has violated an applicable rule, regulation, order or condition enacted or imposed by the bank's regulatory agency.

Bank and BHC Acquisitions and Mergers

The BHC Act, the Federal Deposit Insurance Act, as amended (the "Bank Merger Act"), Utah's Financial Institutions Act and other federal and state statutes regulate acquisitions of banks and other FDIC-insured depository institutions. Green Dot Corporation must obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of any voting shares of any bank or BHC, if after such acquisition, it will directly or indirectly own or control 5% or more of any class of voting shares of the institution, (ii) acquiring all or substantially all of the assets of any bank (other than directly through Green Dot Bank) or (iii) merging or consolidating with any other BHC. Under the Bank Merger Act, the prior approval of the Federal Reserve is required for Green Dot Bank to merge with another bank or purchase all or substantially all of the assets or assume any of the deposits of another FDIC-insured depository institution. In reviewing applications seeking approval of merger and acquisition transactions, bank regulators consider, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the CRA, the applicant's compliance with fair housing and other consumer protection laws and the effectiveness of all organizations involved in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required.

Acquisitions of Ownership of Green Dot Corporation

The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements.

Federal Banking Law. The BHC Act requires any BHC to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Any "company," as defined in the BHC Act, other than a BHC is required to obtain the approval of the Federal Reserve before acquiring "control" of us. "Control" generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability to otherwise exercise a controlling influence over management and policies. An entity that controls us for purposes of the BHC Act is subject to regulation and supervision as a BHC under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended (the "CIBC Act"), and the Federal Reserve's regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring control, directly or indirectly, of a BHC such as Green Dot Corporation.

For purposes of the BHC Act and the CIBC Act, a rebuttable presumption of control applies to acquisitions of more than 10% of any class of a BHC's voting stock under certain circumstances, including if, as is the case with Green Dot Corporation, the issuer has registered securities under Section 12 of the Exchange Act.

The BHC Act prohibits any entity from acquiring 25% (as noted above, the BHC Act has a lower limit for acquirers that are existing BHCs) or more of a BHC's or bank's voting securities, or otherwise obtaining control or a controlling influence over a BHC or bank without the prior approval of the Federal Reserve. The Federal Reserve has rule-based standards for determining whether one company has control over another. These rules established four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the Federal Reserve's rules, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence.

Utah Change in Control Restrictions. Utah's Financial Institutions Act generally requires prior approval of the Utah DFI before a person or entity may acquire, directly or indirectly, control of a depository institution or a depository institution holding company subject to its jurisdiction. The Utah DFI defines control to include, among other things, the power, directly or indirectly, or through or in concert with one or more persons, to vote more than 10% of any class of voting securities by a person other than an individual or to vote 20% or more of any class of voting securities by an individual.

Capital and Liquidity Requirements

In General. Under the U.S. regulatory capital rules to implement the Basel III regulatory capital framework, Green Dot Corporation and Green Dot Bank are required to maintain minimum risk-based and leverage capital ratios. Green Dot Corporation and Green Dot Bank must also maintain a capital conservation buffer of 2.5% to avoid becoming subject to restrictions on capital distributions and certain discretionary bonus payments to management. Either or both of Green Dot Corporation and Green Dot Bank may qualify for and opt to use, from time to time, the community bank leverage ratio framework under the Federal Reserve's version of the U.S. Basel III Rules. Under the community bank leverage ratio framework, a qualifying community banking organization may generally satisfy its capital requirements (and capital conservation buffer) under the U.S. Basel III Rules provided that it has a Tier 1 leverage ratio greater than 9% and satisfies other applicable conditions. In 2021, Green Dot Corporation and Green Dot Bank qualified for (including, in the case of Green Dot Bank, through grace periods) and opted to use the community bank leverage ratio framework. We expect that Green Dot Corporation will continue to qualify for and use the community bank leverage ratio framework, and that Green Dot Bank will calculate and disclose its risk-based capital ratios and Tier 1 leverage ratio under the standardized approach of the U.S. Basel III Rules. For a discussion of applicable regulatory minimum and well-capitalized minimum capital ratios, as well as a description of relevant definitions related to capital amounts and ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Requirements for Bank Holding Companies" and *Note 23 —Regulatory Requirements* to the Consolidated Financial Statements included herein, which are incorporated by reference in this Item 1.

The Federal Reserve may require BHCs, which include us, to maintain capital substantially in excess of mandated minimum levels, depending upon general economic conditions and a BHC's particular condition, risk profile and growth plans. The Federal Reserve may also require BHCs or their subsidiaries to make other capital or liquidity commitments.

Failure to be well-capitalized, to meet minimum capital requirements or to comply with the other commitments to which we and Green Dot Bank may be subject could result in certain mandatory and possible additional discretionary actions by regulators, including restrictions on our and Green Dot Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications, or other restrictions on growth.

As of December 31, 2023, our and Green Dot Bank's regulatory capital ratios were above the well-capitalized standards and met the then-applicable capital conservation buffer. Based on current estimates, we believe that Green Dot Corporation and Green Dot Bank will continue to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer (to the extent the buffer is applicable), on a fully phased-in basis.

FDICIA and Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal bank regulatory agencies to take "prompt corrective action" in respect of FDIC-insured depository institutions that do not meet certain capital adequacy standards. FDICIA establishes five capital categories ("well-capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized"), with a depository institution's categorization for purposes of the prompt corrective action provisions depending upon its level of capitalization and certain other factors. An institution that fails to remain well-capitalized becomes subject to a series of restrictions that increase in severity as its capital condition weakens. Such restrictions may include a prohibition on capital distributions, restrictions on asset growth or restrictions on the ability to receive regulatory approval of applications. FDICIA also provides for enhanced supervisory authority over undercapitalized institutions, including authority for the appointment of a conservator or receiver for the institution. In certain instances, a BHC may be required to guarantee the performance of an undercapitalized subsidiary bank's capital restoration plan.

Brokered Deposits

The FDIC issued a final rule relating to the classification of brokered deposits, with full compliance required in the beginning of fiscal year 2022. The final rule established a framework for analyzing certain provisions of the "deposit broker" definition, including "placing deposits," "facilitating the placement of deposits" and "primary purpose," for purposes of the classification of deposits as brokered deposits and exemptions from such a classification. As a result of the final rule, Green Dot Bank reclassified most of its deposits as non-brokered. The risks associated with the failure to properly classify deposits are more fully discussed in "Part I, Item 1A. Risk Factors."

Safety and Soundness Guidelines

The federal banking agencies have adopted guidelines prescribing safety and soundness standards relating to internal controls, risk management, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. These guidelines in general require appropriate systems and practices to identify and manage specified risks and exposures. The guidelines also prohibit excessive compensation as an unsafe and unsound practice and characterize compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer or employee, director or principal shareholder. In addition, the agencies have adopted regulations that authorize but do not require an agency to order an institution that has been given notice by the agency that it is not in compliance with any of the safety and soundness standards to submit a compliance plan. If after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types, including those that may limit growth or capital distributions. If an institution fails to comply with such an order, the bank regulator may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Dividend and Share Repurchase Restrictions

Green Dot Corporation is a legal entity separate and distinct from Green Dot Bank and its other subsidiaries. There are limitations on capital distributions by BHC's and banks, such as certain cash dividends, payments to repurchase or otherwise acquire shares, and other distributions charged against capital. These limitations apply to the payment of dividends by Green Dot Bank to Green Dot Corporation, as well as by Green Dot Corporation to its shareholders, under applicable banking laws and regulations.

Federal banking regulators are authorized to determine, under certain circumstances relating to the financial condition of a BHC or a bank, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In particular, federal banking regulators have stated that paying dividends that deplete a banking organization's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings.

Under Utah's Financial Institutions Act, Utah-chartered commercial banks, such as Green Dot Bank, may, subject to certain conditions, declare and pay dividends out of their net profits, after providing for all expenses, losses, interest, and taxes accrued or due from the bank.

To the extent that we do not qualify for the community bank leverage framework under the Federal Reserve's version of the U.S. Basel III Rules, Green Dot Corporation or Green Dot Bank, as applicable, must maintain the applicable capital conservation buffer to avoid becoming subject to restrictions on capital distributions, including dividends and share repurchases. The capital conservation buffer is currently at its fully phased-in level of 2.5%.

In addition, Federal Reserve policy provides that BHC, such as Green Dot Corporation, should generally pay dividends to shareholders only if (i) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition; and (iii) the organization will continue to meet minimum capital adequacy ratios. The policy also provides that a BHC should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the BHC's capital structure. BHCs are also required to consult with the Federal Reserve before materially increasing dividends and must receive approval before redeeming or repurchasing capital instruments. In addition, the Federal Reserve could prohibit or limit the payment of dividends by a BHC if it determines that payment of the dividend would constitute an unsafe or unsound practice.

As a Delaware corporation, Green Dot Corporation is also subject to certain limitations and restrictions under Delaware corporate law with respect to payment of dividends and other distributions.

Source of Strength

Green Dot Corporation is required to serve as a source of financial and managerial strength to Green Dot Bank and, under appropriate conditions, to commit resources to support Green Dot Bank. This support may be required by the Federal Reserve at times when we might otherwise determine not to provide it or when doing so is not otherwise in the interests of Green Dot Corporation or our shareholders or creditors. The Federal Reserve may require a BHC to make capital injections into a troubled subsidiary bank and may charge the BHC with engaging in unsafe and unsound practices if the BHC fails to commit resources to such a subsidiary bank or if it undertakes actions that the Federal Reserve believes might jeopardize the BHC's ability to commit resources to such subsidiary bank.

Under these requirements, Green Dot Corporation may in the future be required to provide financial assistance to Green Dot Bank should it experience financial distress. Capital loans by Green Dot Corporation to Green Dot Bank, if any, would be subordinate in right of payment to deposits and certain other debts of Green Dot Bank. In the event of Green Dot Corporation's bankruptcy, any commitment by Green Dot Corporation to a federal banking regulator to maintain the capital of Green Dot Bank would be assumed by the bankruptcy trustee and entitled to a priority of payment.

Under the FDICIA's "prompt corrective action" provisions, if Green Dot Bank were undercapitalized then, the regulators could require Green Dot Corporation to guarantee a capital restoration plan. In addition, if the Federal Reserve believes that Green Dot Corporation's activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of Green Dot Bank, then the Federal Reserve could require Green Dot Bank to terminate the activities, liquidate the assets or divest the affiliates.

Receivership or Conservatorship of Green Dot Bank

Upon the insolvency of an insured depository institution, such as Green Dot Bank, the FDIC may be appointed as the conservator or receiver of the institution. Acting as a conservator or receiver, the FDIC would have broad powers to transfer any assets or liabilities of the institution without the approval of the institution's creditors or shareholders.

Separately, the Commissioner of the Utah DFI also has the authority to take possession of or appoint a receiver or liquidator of any Utah state-chartered bank, such as Green Dot Bank, under specified circumstances, including where the bank (i) is not in a safe and sound condition to transact its business, (ii) has failed to maintain an adequate level of capital or (iii) is conducting its business in an unauthorized or unsafe manner.

Depositor Preference

The Bank Merger Act provides that, in the event of the liquidation or other resolution of an insured depository institution, including Green Dot Bank, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver would have priority over other general unsecured claims against the institution. If Green Dot Bank were to fail, insured and uninsured depositors, along with the FDIC, would have priority in payment ahead of unsecured, non-deposit creditors, including Green Dot Bank if it were a creditor at that time, with respect to any extensions of credit they have made to such insured depository institution.

Transactions between a Bank and its Affiliates

Federal banking laws and regulations impose qualitative standards and quantitative limitations upon certain transactions between a bank, such as Green Dot Bank, and its affiliates, including between a bank and its holding company and companies that control the BHC or that the BHC may be deemed to control for these purposes. Transactions covered by these provisions must be on terms that are at least as favorable to the bank as those that it could obtain in a comparable transaction with a non-affiliate, and cannot exceed certain amounts that are determined with reference to the bank's regulatory capital. Moreover, if the transaction is a loan or other extension of credit, it must be secured by collateral in an amount and quality expressly prescribed by statute, and if the affiliate is unable to pledge sufficient collateral, the BHC may be required to provide it.

Federal banking laws also place similar restrictions on loans and other extensions of credit by FDIC-insured banks, such as Green Dot Bank, and their subsidiaries to their directors, executive officers and principal shareholders, as well as to entities controlled by such persons.

Community Reinvestment Act

Under the CRA, an insured depository institution, such as Green Dot Bank, has a continuing and affirmative obligation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for insured depository institutions, nor does it limit an insured depository institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. However, insured depository institutions are rated on their performance in meeting the needs of their communities.

The CRA requires the appropriate federal banking agency to take an insured depository institution's CRA record into account when evaluating certain applications by the insured depository institution or its holding company, including applications for charters, branches and other deposit facilities, relocations, mergers, consolidations, acquisitions of assets or assumptions of liabilities, and bank and savings association acquisitions. An unsatisfactory record of performance may be the basis for denying or conditioning approval of an application by an insured depository institution or its holding company. The CRA also requires that all institutions publicly disclose their CRA ratings.

Green Dot Bank's CRA compliance is currently evaluated under a CRA strategic plan. Green Dot Bank is currently seeking regulatory approval for a new strategic plan covering the period from 2024 through 2028. The proposed plan is focused on supporting the credit needs of its defined assessment area primarily through direct community development lending and investment, small business lending, and services in Green Dot Bank's designated CRA Assessment Area of Utah and Juab Counties, as well as the broader surrounding geographic region.

On October 24, 2023, the Federal Reserve Board joined the FDIC and Office of the Comptroller of the Currency in issuing a new final rule seeking to strengthen and modernize the regulations that implement the CRA. As most of the changes implemented by the new rule will not take effect until January 1, 2026, we cannot yet predict what impact such changes will have on our CRA strategic plan.

Insurance of Deposit Accounts

The deposits of Green Dot Bank are insured by the DIF up to the standard maximum deposit insurance amount of $250,000 per depositor. Green Dot Bank is subject to deposit insurance assessments based on the risk it poses to the DIF, as determined by the capital category and supervisory category to which it is assigned. Brokered deposits are subject to an assessment rate adjustment of up to 10 basis points, and therefore are generally assessed at a higher rate. The FDIC has authority to raise or lower assessment rates on insured deposits in order to achieve statutorily required reserve ratios in the DIF and to impose special additional assessments. In October 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules for all FDIC-insured institutions by two basis points, beginning the first quarterly assessment period of 2023. There is a risk that Green Dot Bank's deposit insurance premiums will further increase if failures of insured depository institutions deplete the DIF or if the FDIC changes its view of the risk Green Dot Bank poses to the DIF or otherwise increases the assessment rate adjustment applicable to Green Dot Bank's deposits.

Relationships with Third-Party Issuing Banks

While Green Dot Bank acts as our banking partner for most of our products and services, we offer some products and services through arrangements with federally- or state-chartered third-party banks. We are subject to contractual requirements with those banks and are indirectly subject to the oversight of our banking partners' regulators with respect to the laws and regulations that apply to each such product or service. These types of third-party relationships are subject to increasingly demanding regulatory requirements and attention by federal banking regulators. Regulatory guidance requires financial institutions to enhance their due diligence, ongoing monitoring and control over their third-party vendors and other ongoing third-party business relationships.

As a result, our relationships with third-party banks may require us to undertake compliance actions similar to those that we or Green Dot Bank must perform for the products and services issued by Green Dot Bank.

Anti-Money Laundering Rules

The Bank Secrecy Act (the "BSA"), the USA PATRIOT Act of 2001 (the "PATRIOT Act") and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering ("AML") program and file suspicious activity and currency transaction reports when appropriate. Among other things, these laws and regulations require Green Dot Corporation and Green Dot Bank to take steps to prevent the use of Green Dot Bank to facilitate the flow of illegal or illicit money, to report large currency transactions and to file suspicious activity reports. We are also required to develop and implement a comprehensive AML compliance program and must also have in place appropriate "know your customer" policies and procedures. We have adopted policies and procedures to comply with these requirements.

The bank regulatory agencies have increased the regulatory scrutiny of the BSA and AML programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with BSA/AML requirements.

Office of Foreign Assets Control Regulation

The U.S. Office of Foreign Assets Control ("OFAC") is responsible for administering economic sanctions that affect transactions with designated foreign countries, nationals and others, as defined by various Executive Orders and Acts of U.S. Congress. OFAC-administered sanctions take many forms. OFAC also publishes lists of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Privacy and Data Security Laws

Green Dot Bank is subject to a variety of federal and state privacy and data security laws, which govern the collection, safeguarding, sharing and use of customer information, and require that financial institutions have in place policies regarding information privacy and security. For example, the Gramm-Leach-Bliley Act of 1999 requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and practices for sharing nonpublic information with third parties, provide advance notice of any changes to the policies and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties. It also requires banks to safeguard personal information of consumer customers.

Some state laws also protect the privacy of information of state residents and require adequate security for such data, and certain state laws may, in some circumstances, require Green Dot Bank to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require Green Dot Bank to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data.

Data privacy and data security are areas of increasing state legislative focus. For example, effective January 1, 2023, the California Privacy Rights Act (the "CPRA") amended and significantly expanded the California Consumer Privacy Act (the "CCPA"), which originally provided California residents certain privacy rights in the collection and disclosure of their personal information and required businesses to make certain disclosures and take certain other acts in furtherance of those rights. The CPRA also created a new agency, the California Privacy Protection Agency, authorized to implement and enforce the CCPA and the CPRA, which could result in increased privacy and information security regulatory actions. Other U.S. states have considered and/or enacted similar privacy laws. For example, Virginia, Utah, Connecticut, and Colorado have passed new consumer privacy laws with effective dates in 2023, and Delaware, Indiana, Iowa, Montana, Oregon, Tennessee, and Texas have passed consumer privacy laws that will become effective in 2024, 2025, or 2026. In addition, the federal government may also pass data privacy or data security legislation.

Like other lenders, Green Dot Bank and other of our subsidiaries use credit bureau data in their underwriting activities. Use of such data is regulated under the Fair Credit Reporting Act (the "FCRA"), and the FCRA also regulates reporting information to credit bureaus, prescreening individuals for credit offers, sharing of information between affiliates and using affiliate data for marketing purposes. Similar state laws may impose additional requirements on Green Dot Corporation and Green Dot Bank.

Consumer Protection Laws

The CFPB has broad rulemaking authority over a wide range of federal consumer protection laws that apply to banks and other providers of financial products and services, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. For example, our deposit products and operations are subject to the following federal laws, among others:

- the Truth in Savings Act and Regulation DD issued by the CFPB, which require disclosure of deposit terms to consumers;

- Regulation CC issued by the Federal Reserve, which relates to the availability of deposit funds to consumers;

- the Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

- the Electronic Fund Transfer Act and Regulation E issued by the CFPB, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

The CFPB has also adopted amendments to Regulation E and Regulation Z to add protections for prepaid accounts (the "CFPB Prepaid Rule"). The CFPB Prepaid Rule includes requirements related to treatment of funds on lost or stolen cards, error resolution and investigation, upfront fee disclosures, access to account information, and overdraft features if offered in conjunction with prepaid accounts. On February 1, 2023, the CFPB proposed a rule that, if adopted, would further limit credit card late fees.

Because Green Dot Bank has less than $10 billion in total consolidated assets, the Federal Reserve, and not the CFPB, is responsible for examining and supervising Green Dot Bank's compliance with these and other federal consumer financial laws and regulations. In addition, the Dodd-Frank Act authorizes state attorneys general and state regulators to enforce consumer protection rules issued by the CFPB. State authorities have recently increased their focus on and enforcement of consumer protection rules.

Money Transmission Licensing and Regulation

Most U.S. states require licenses for persons engaged in the business of money transmission. These U.S. state licensing laws may subject money transmitters to periodic examinations and may require them and their agents to comply with federal and/or state AML laws and regulations. We have obtained licenses to operate as a money transmitter in all U.S. jurisdictions in which such a license is required for us to conduct our business.

Payment Networks

In order to provide our products and services, we, as well as Green Dot Bank, are contracted members with Visa, Inc. ("Visa") and Mastercard Inc. ("Mastercard"). Therefore, we and Green Dot Bank are subject to Visa and Mastercard's respective payment network rules and standards. These rules and standards implicate a variety of our activities and services, including by imposing data security obligations, allocating liability for certain acts or omissions (including liability in the event of a data breach) and providing rules governing how consumers and merchants may use their cards. Payment networks may, and routinely do, modify these rules and standards as they determine in their sole discretion and with or without advance notice to us. These modifications may impose additional costs and expenses on, or may otherwise be disadvantageous to, our business. In addition, we are subject to audit by various payment networks. The payment networks may fine or penalize us or suspend our registration if those audits find that we have failed to comply with applicable rules and standards.

Escheatment Laws

Unclaimed property laws of every U.S. jurisdiction require that we track certain information on our card products and services and that, if customer funds are unclaimed at the end of an applicable statutory abandonment period, the proceeds of the unclaimed property be remitted to the appropriate jurisdiction. We manage escheatment law compliance with respect to our card products and services and have an ongoing program to comply with those laws. Statutory abandonment periods applicable to our card products and services typically range from three to seven years.

ESG Management

We are committed to making modern banking and money movement accessible for all, and we believe that managing our business in a sustainable manner is an important part of this goal. At the board level, our Nominating and Corporate Governance Committee (the "NCG Committee") oversees our environmental, social and governance ("ESG") programs, policies and practices. The NCG Committee's duties in this regard include reviewing and evaluating our programs, policies and practices relating to ESG issues and related disclosures and recommending to our Board of Directors (our "Board of Directors" or "Board") our overall strategy with respect to ESG matters. In 2022, we continued to advance our ESG strategy by establishing a management-level ESG Steering Committee comprised of employees across our company from human resources to legal to business development (the "ESG Steering Committee"). The purpose of the ESG Steering Committee is to assist the NCG Committee in fulfilling its oversight responsibilities with respect to ESG matters, including by reviewing and approving programs, policies and practices relating to ESG issues and overseeing and monitoring the implementation of our ESG program. We intend to continue to examine the ESG topics that are most relevant for our business and stakeholders as we further develop and advance our ESG strategy. We believe this approach to ESG management helps to enable us to create value for both our stockholders and our other stakeholders, including our customers, partners, employees and communities. We will endeavor to provide transparent disclosures on the progress of this work and to this end we published our inaugural Environmental, Social and Governance Report in 2023. More detailed information about the progress of our work can be found in that report located at https://ir.greendot.com/corporate-governance/highlights. The information in the ESG report and on our website is not part of this report or incorporated in this report by reference.

Human Capital

As of December 31, 2023, we had approximately 1,200 full-time employees globally, of which approximately 74% are located in the United States, and 26% are located in China. Human capital objectives and measures that we focus on in managing our business include talent retention and development, employee experience, diversity, equity, including and belonging ("DEIB"), total rewards, employee health and safety, and organizational culture and ethics. Our focus on employee engagement occurs in three foundational areas: recruiting and retaining a diverse and talented workforce, enhancing employee experience, and management that reiterates purpose and ensures commitment for continuous growth and development.

Talent Retention and Development

We strive to maintain a workforce that is representative of the industry we serve, comprised of highly technical individuals, who enjoy pushing the boundaries of what is possible and are individually innovative. We work to retain employees in a number of ways, including having strong leadership and optimizing leaders and managers through effective training and development programs, providing employees the opportunity to learn new skills and to advance their careers, investing in technology, maintaining customer relationships, and providing competitive and equitable total rewards. For fiscal year 2023 our voluntary turnover rate was less than 11%, which we believe demonstrates the strength of our culture and professional development programs.

We offer industry specific training regarding regulatory standards and compliance, as well as self-directed learning through LinkedIn's learning platform. In 2023, we launched a manager specific training that is designed to increase managerial capability in the areas of communication, engagement, coaching, inclusion and diversity, hiring and on-boarding, business skills, and ensuring an ethical and supportive work environment free from bias and harassment. As employees advance in their careers, our training framework seeks to build new capabilities with foundational leadership skills. Our leaders have and will continue to be further empowered to design bespoke learning experiences catered to their specific needs.

Employee Experience

We strive to continue enhancing employee engagement and use employee feedback to drive and improve processes that support our customers and ensure a deep understanding of our culture and vision among our employees. We embrace an open-door policy where collaboration across all levels of team members and across multiple departments is encouraged. We have historically used annual employee engagement surveys to track and enhance employee sentiment and satisfaction, and in 2023 added monthly climate surveys to better understand employee well-being and leadership opportunities. We continuously seek to identify ways to instill our mission, vision, values, and business objectives throughout our organization, and build a performance-driven culture in a continually evolving remote and virtual environment. We use these surveys to solicit feedback about members of our senior leadership up to and including our Chief Executive Officer from employees at all levels of our organization. The three highest rated categories were manager respect and trust for their teams, meaningful work, and organizational equality. We also believe that ongoing employee performance feedback encourages greater engagement in our business and improved individual performance.

Diversity, Equity, Inclusion, and Belonging

We believe that a diverse, equitable and inclusive working environment with high belonging helps drive our mission and provides our workforce with the best opportunities for success. We are committed to improving representation and inclusion for employees at all levels of the organization. We conducted a DEIB analysis of our workforce in 2022 and since then have been actively working to further enhance recruitment strategies and career development strategies in support of our initiatives. We made additional improvements in closing the gender gap in 2023, ending the year with a workforce comprised of 55% male and 45% female employees. We grew our Employee Resources Group memberships by 24%, and the number of groups increased approximately 29%. We also delivered 10 enterprise-wide events to create new levels of knowledge, empathy and community connection for our people. We focused on furthering diversity through hiring, career development, succession planning and leadership education. We also introduced an educational platform for all employees to access that includes a variety of educational topics related to DEIB. In 2024, we intend to continue to pursue enterprise efforts in DEIB, employee lifecycle design, talent development and culture transformation.

Total Rewards

To ensure our pay and benefits programs are consistent with our total rewards philosophy, we maintain best practices aimed at delivering fair and equitable compensation for employees based on their contribution and performance. We benchmark against market practices, and regularly review our compensation against the market to ensure it remains competitive.

We offer a comprehensive and tailored set of benefits for employees and their families, providing protection from unexpected losses or medical expenses. Our benefits programs are tailored for the various geographies in which we operate, and include a variety of competitive health plans, in addition to dependent care flexible spending accounts, a 401(k) plan with a company match and auto-enrollment, employee stock purchase plan, and an employee assistance program.

Organizational Culture and Ethics

To promote the highest standards of honest and ethical business conduct and compliance with applicable laws, we have adopted codes of business conduct and ethics that apply to all of our board members, officers and employees and which are posted on the Investor Relations section of our website located at http://ir.greendot.com, by clicking on "Governance."

In 2023, we continued our philanthropic giving program launched in 2022, "Green Dot Gives," an employee giving (donation and volunteerism) platform that provides resources and opportunities for employees to support charitable causes that are meaningful to them. As part of the initiative, we began offering employees one paid time off day per year to volunteer, we introduced corporate donation matching, and we created programs encouraging employee connection and collaboration through charitable activities.

Other Information

We maintain a website at www.greendot.com, which we use as a channel to disclose important information about our company and comply with disclosure obligations under Regulation FD. We make available free of charge, on or through our website via the Investor Relations section at ir.greendot.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. References to website addresses in this report are intended to be inactive textual references only, and none of the information contained on our website is part of this report or incorporated in this report by reference.

ITEM 1A. Risk Factors

RISKS RELATED TO OUR BUSINESS

The loss of operating revenues from our BaaS partners and Walmart or any of our largest retail distributors as well as third-party processors or other major consumers would adversely affect our business.

A significant portion of our operating revenues are derived from our BaaS partners and the products and services sold at our largest retail distributors. Approximately 42% of our total operating revenues for the year ended December 31, 2023 was generated from a single BaaS partner. Additionally, as a percentage of total operating revenues, operating revenues derived from products and services sold at the store locations of Walmart was approximately 17% for the year ended December 31, 2023. We expect that Walmart will continue to have a significant impact on our operating revenues in future periods, particularly in our Consumer Services segment. It would be difficult to replace Walmart and the operating revenues derived from products and services sold at their stores. Accordingly, the loss of Walmart or any significant decrease in customers' spending levels and ability or willingness to purchase our account products through Walmart, for any reason, including inflation, would have a material adverse effect on our business and results of operations. In addition, any publicity associated with the loss of any of our large retail distributors, significant BaaS partner or third-party processors could harm our reputation, making it more difficult to attract and retain consumers, BaaS partners, third-party processors and other retail distributors, and could lessen our negotiating power with our remaining and prospective retail distributors, BaaS partners and third-party processors.

The term of our Walmart Money Card agreement (which governs the MoneyCard program) expires on January 31, 2027, unless renewed under its automatic renewal provision, which provides for a one-year extension. Our contracts with Walmart and our other largest retail distributors can in limited circumstances, such as our material breach or insolvency or, in the case of Walmart, our failure to meet agreed-upon service levels, certain changes in control, and our inability or unwillingness to agree to requested pricing changes, be terminated by these retail distributors on relatively short notice. There can be no assurance that we will be able to continue our relationships with our largest retail distributors, significant BaaS partner or third-party processors on the same or more favorable terms in future periods or that our relationships will continue beyond the terms of our existing contracts with them. Our operating revenues and results of operations could suffer if, among other things, any of our retail distributors, significant BaaS partners or third-party processors renegotiates, terminates or fails to renew, or to renew on similar or favorable terms, its agreement with us or otherwise chooses to modify the level of support it provides for our products.

Our base of tax preparation partners is concentrated, and the performance of our Money Movement Services segment depends in part on our ability to retain existing partners.

If one or more of our major tax preparation partners were to substantially reduce or stop offering our services to their customers, our tax refund processing services business, a component of our Money Movement Services segment, would be harmed. Substantially all the revenues we generate from our tax refund processing services business have come from sales through a relatively small number of tax preparation firms. We do not have long-term contractual commitments from most of our current tax preparation partners and our tax preparation partners for any reason may elect to not renew their contracts with us with little or no advance notice. As a result, we cannot be certain that any of our current tax preparation partners will continue to partner with us past the terms in their current agreements. A termination of our relationships with certain tax preparation partners that provide commercial tax preparation software would result in lost revenue and the loss of the ability to secure future relationships with new or existing tax preparation firms that use such tax software.

Our future success depends upon the active and effective promotion of our products and services by our BaaS partners, retail distributors and tax preparation partners.

Most of our operating revenues are derived from platform management fees that we earn from our BaaS partners and products and services sold at the stores of our retail distributors. In addition, the revenues we generate from our tax refund processing services are largely derived from products and services sold through retail tax preparation businesses and income tax software providers. Revenues from our BaaS partners, retail distributors and tax preparation partners depend on a number of factors outside our control and may vary from period to period. Our platform management fees depend upon the success of our BaaS partners' efforts to promote their own products and services which incorporate our products and services. Additionally, because we compete with many other providers of products and services for placement and promotion of products in the stores of our retail distributors or in conjunction with the delivery of tax preparation services by our tax preparation providers, our success depends on the willingness of our retail distributors and tax preparation partners to promote our products and services successfully. In general, our contracts with these third parties allow them to exercise significant discretion over the placement and promotion of our or their products and services, and for a variety of reasons they could give higher priority to other products or services they are offering or the products and services of other companies. Accordingly, losing the commitment of our BaaS partners, retail distributors and tax preparation partners might limit or reduce platform management fees and the sales of our products and services. Our operating revenues and operating expenses may also be negatively affected by the operational decisions of our BaaS partners, retail distributors and tax preparation partners. For example, if a retail distributor reduces shelf space for our products or implements changes in its systems that disrupt the integration between its systems and ours, our product sales could be reduced or decline, and we may incur additional merchandising costs to ensure our products are appropriately stocked. Similarly, for a variety of reasons, many of our tax preparation partners that provide commercial income tax preparation software offer their customers several alternatives for tax refund processing services, including those of our competitors. Even if our BaaS partners, retail distributors and tax preparation partners actively and effectively promote our or their products and services, there can be no assurance that their efforts will maintain or result in growth of our operating revenues.

Future revenue growth depends on our ability to retain and attract new long-term users of our products.

Our ability to increase account usage and account holder retention and to attract new long-term users of our products can have a significant impact on our operating revenues. We may be unable to generate increases in account usage, account holder retention or attract new long-term users of our products for a number of reasons, including if we are unable to maintain our existing distribution channels, predict accurately consumer preferences or industry changes and modify our products and services on a timely basis in response thereto, produce new features and services that appeal to existing and prospective customers, and influence account holder behavior through cardholder retention and usage incentives. Our results of operations could vary materially from period to period based on the degree to which we are successful in increasing usage and retention and attracting long-term users of our products.

Seasonal fluctuations in the use of our products and services impact our results of operations and cash flows.

Our results of operations and cash flows vary from quarter to quarter, and periodically decline, due to the seasonal nature of the use of our products and services. For example, our results of operations for the first half of each year have been favorably affected by large numbers of taxpayers electing to receive their tax refunds via direct deposit on our accounts, which caused our operating revenues to be typically higher in the first half of those years than they were in the corresponding second half of those years. Our tax refund processing services business is also highly seasonal as it generates the substantial majority of its revenue in the first quarter, and substantially all of its revenue in the first half of each calendar year. To the extent that seasonal fluctuations become more pronounced, or are not offset by other factors, our results of operations and cash flows from operating activities could fluctuate materially from period to period.

The industries in which we compete are highly competitive.

The industries in which we compete are highly competitive and subject to rapid and significant changes. We compete against companies and financial institutions across the retail banking, financial services, transaction processing, consumer technology and financial technology services industries, and may compete with others in the market who may in the future provide offerings similar to ours, particularly vendors which provide program management and other services though a platform similar to our banking platform. These and other competitors in the banking and electronic payments industries are introducing innovative products and services that directly compete or may compete with ours. We expect that this competition will continue as banking and electronic payments industries continue to evolve, particularly if non-traditional payments processors and other parties gain greater market share in these industries. If we are unable to differentiate our products and platform from and/or successfully compete with those of our competitors, our revenues, results of operations, prospects for future growth and overall business could be materially and adversely affected.

Many existing and potential competitors are entities substantially larger in size, more highly diversified in revenue and substantially more established with significantly more broadly known brand awareness than ours. As such, many of our competitors can leverage their size, robust networks, financial wherewithal, brand awareness, pricing power and technological assets to compete with us. Additionally, some of our current and potential competitors are subject to fewer regulations and restrictions than we are, and thus may be able to respond more quickly in the face of regulatory and technological changes.

We are also experiencing increased competition as a result of new competitors offering free or low-cost alternatives to our products and services. In recent years, digital-centric financial services platforms have gained market share through the marketing of their largely free bank account offerings. To the extent these new entrants continue to take market share at our expense, we expect that the purchase and use of our products and services would decline. In response to such competition, we launched GO2bank. If GO2bank is not successful in the long-term or our competitive position deteriorates further, we may have to increase the incentives that we offer to our retail distributors and our tax preparation partners, or directly to consumers, and decrease the prices of our products and services, any of which would likely adversely impact our results of operations.

We may not keep pace with the rapid technological developments in the industries in which we compete and the larger electronic payments industry.

The electronic payments industry is subject to rapid and significant technological changes. We cannot predict the effect of technological changes on our business. We rely in part on third parties for the development of, and access to, new technologies. We expect that new services and technologies applicable to our industry will continue to emerge, and these new services and technologies may be superior to, or render obsolete, the technologies we currently utilize in our products and services. Additionally, we may make future investments in, or enter into strategic alliances to develop, new technologies and services or to implement infrastructure change to further our strategic objectives, strengthen our existing businesses and remain competitive. However, our ability to transition to new services and technologies that we develop may be inhibited by a lack of industry-wide standards, by resistance from our retail distributors, BaaS partners, third-party processors or consumers to these changes, or by the intellectual property rights of third parties. These initiatives are inherently risky, and they may not be successful or may have an adverse effect on our business, financial condition and results of operations.

Fraudulent and other illegal activity involving our products and services could adversely affect our financial position and results of operations.

Criminals are using increasingly sophisticated methods to engage in illegal activities using deposit account products (including prepaid cards), reload products, or customer information and may see their effectiveness enhanced by the use of Artificial Intelligence. Illegal activities involving our products and services often include malicious social engineering schemes. Fraudulent activity related to tax and other governmental benefits continues to persist at elevated levels. This transaction fraud has negatively impacted and is expected to continue to impact many financial services companies including us in relation to our products.

Illegal activities may also include fraudulent payment or refund schemes and identity theft. We rely upon third parties for transaction processing services, which subjects us and our customers to risks related to the vulnerabilities of those third parties. A single significant incident of fraud, or increases in the overall level of fraud, involving our cards and other products and services, have in the past and could in the future, result in reputational damage to us. Such damage could reduce the use and acceptance of our cards and other products and services, cause retail distributors to cease doing business with us, or lead to greater regulation that would increase our compliance costs. Fraudulent activity could also result in the imposition of regulatory sanctions, including significant monetary fines, which could adversely affect our business, results of operations and financial condition.

To address the challenges that we face with respect to fraudulent activity, we have implemented risk control mechanisms that have made it more difficult for all customers, including legitimate customers, to obtain and use our products and services. We believe it is likely that our risk control mechanisms may continue to adversely affect our new card activations for the foreseeable future and that our operating revenues may be negatively impacted as a result. Further, implementing such risk control mechanisms can be costly and has and may continue to negatively impact our operating margins as we continuously seek to enhance our risk controls.

We are exposed to losses from customer accounts.

Fraudulent activity involving our products may lead to customer disputed transactions, for which we may be liable under banking regulations and payment network rules. Our fraud detection and risk control mechanisms may not prevent all fraudulent or illegal activity. To the extent we incur losses from disputed transactions, our business, results of operations and financial condition could be materially and adversely affected. Additionally, our cardholders can incur charges in excess of the funds available in their accounts, and we may become liable for these overdrafts. We offer an optional overdraft protection program service on certain demand deposit account programs that allows eligible cardholders who opt-in to spend up to a pre-authorized amount in excess of their available card balance. For cardholders who are not enrolled or do not meet the eligibility requirements of our overdraft protection program, we generally decline authorization attempts for amounts that exceed the available balance in a cardholder's account, however, the application of card association rules, the timing of the settlement of transactions and the assessment of the card's monthly maintenance fee, among other things, can still result in overdrawn accounts. Our overdraft exposure in these instances arises primarily from late-posting. A late-post occurs when a merchant posts a transaction within a payment network-permitted time frame, but subsequent to our release of the authorization for that transaction, as permitted by card association rules. Under card association rules, we may be liable for the transaction amount even if the cardholder has made additional purchases in the intervening period and funds are no longer available on the card at the time the transaction is posted.

We maintain reserves to cover the risk that we may not recover these amounts due from our cardholders, but our exposure may increase above these reserves for a variety of reasons, including our failure to predict the actual recovery rate accurately. To the extent we incur losses from overdrafts above our reserves or we determine that it is necessary to increase our reserves substantially, our business, results of operations and financial condition could be materially and adversely affected.

We face settlement risks from our retail distributors and banking partners, which may increase during an economic recession.

A large portion of our business is conducted through retail distributors that sell our products and services to consumers at their store locations or other banking partners that collect funds and fees from our customers on our behalf. Our retail distributors and banking partners collect funds from the consumers who purchase our products and services and then must remit these funds directly to our subsidiary bank. While the remittance of these funds by the retail distributor or banking partner takes on average two business days, we may experience lengthy delays. For example, Rite Aid delayed its scheduled remittances to us as it commenced restructuring proceedings in October 2023. Such delays or refusal to pay exposes us to increased settlement risk. If a retail distributor or other banking partner becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to remit proceeds to our card issuing bank from the sales of our products and services, we are liable for any amounts owed to our customers. As of December 31, 2023, we had assets subject to settlement risk of $738.0 million. Given the possibility of recurring volatility in global financial markets, the approaches we use to assess and monitor the creditworthiness of our retail distributors or other banking partners may be inadequate, and we may be unable to detect and take steps to mitigate an increased credit risk in a timely manner. Economic recessions could result in settlement losses, whether or not directly related to our business. We are not insured against these risks. Significant settlement losses could have a material adverse effect on our business, results of operations and financial condition.

Worsening economic conditions, high rates of inflation, or other potential causes of economic distress could materially and adversely impact our business and financial results.

Global and macro-economic factors have resulted and may continue to result in high inflation rates, interest rates, and unemployment rates, leading to economic challenges for consumers and our retail distributors and other partners as well as reduced transaction and spending volumes on accounts. Additionally, these effects increase the settlement risk from our retail distributors and banking partners and could cause us to experience contraction in the number of locations within our network of retail distributors due to store closures or other developments, such as the Rite Aid restructuring, with attendant negative impacts to our operating revenues and results of operations. If current market conditions persist or deteriorate, we may decide to adjust pricing to account for an increasing cost of funds and increased credit risk in a down economy, and thereby erode our margins and negatively impact our future financial performance and the price of our Class A common stock. Additionally, significant inflationary pressure increases borrowing rates, and we may not be able to fully offset such higher costs through rate increases. Our inability or failure to do so could harm our business, financial condition and results of operations. Additionally, increased interest rates may adversely impact our customers' spending levels or our customers' ability to pay outstanding amounts owed to us.

Please see "Quantitative and Qualitative Disclosures about Market Risk" for more information regarding the potential impact of the various market risks on our business.

Economic, political and other conditions may adversely affect trends in consumer spending.

The electronic payments industry, including the prepaid and debit card financial services segment within that industry, depends heavily upon the overall level of consumer spending. An economic recession may result in us experiencing a reduction in the number of our accounts that are purchased or reloaded, the number of transactions involving our cards and the use of our reload network and related services. A sustained reduction in the use of our products and related services, either as a result of a general reduction in consumer spending or as a result of a disproportionate reduction in the use of card-based payment systems, would materially harm our business, results of operations and financial condition.

We must be able to operate and scale our technology effectively.

Our ability to continue to provide our products and services to network participants, as well as to enhance our existing products and services and offer new products and services, is dependent on our information technology systems. If we are unable to manage and scale the technology associated with our business effectively, we could experience increased costs, reductions in system availability and losses of our network participants. Any failure of our systems in scalability and functionality would adversely impact our business, financial condition and results of operations.

We make significant investments in products and services that may not be successful.

Our prospects for growth depend on our ability to innovate by offering new, and adding value to our existing, product and service offerings and on our ability to effectively commercialize such innovations. While we will continue to make investments in research, development, and marketing for new products and services, if customers do not perceive our new offerings as providing significant value, they may fail to accept our new products and services, which would negatively impact our operating revenues. We may not achieve significant operating revenues from new product and service investments for a number of years, if at all. Moreover, new products and services may not be profitable, and even if they are profitable, operating margins for new products and services may not be as high as the margins we have experienced in the past.

Our business could suffer if there is a decline in the use of prepaid cards or demand deposit accounts as a payment mechanism or there are adverse developments with respect to the financial services industry in general.

As the financial services industry evolves, consumers may find prepaid financial services or demand deposit accounts to be less attractive than other financial services. Consumers might not use prepaid financial services or demand deposit accounts for any number of reasons, including the general perception of our industry, new technologies, a decrease in our distribution partners' willingness to sell these products as a result of a more challenging regulatory environment or other factors outside of our control such as an economic recession. If consumers do not continue or increase their usage of prepaid cards or demand deposit accounts, including making changes in the way such products are loaded, our operating revenues may decline. Any projected growth for the industry may not occur or may occur more slowly than estimated. If there is a shift in the mix of payment forms, such as cash, credit cards, traditional debit cards and prepaid cards, away from our products and services, it could have a material adverse effect on our financial position and results of operations.

RISKS RELATED TO OUR OPERATIONS

Our business is dependent on the efficient and uninterrupted operation of computer network systems and data centers, including third party systems.

Our ability to provide reliable service to customers and other network participants depends on the efficient and uninterrupted operation of our computer network systems and data centers as well as those of our retail distributors, network acceptance members and third-party processors. Our business involves the movement of large sums of money, the processing of large numbers of transactions and the management of the data necessary to do both. Our success in our account programs, including our BaaS programs, as well as our money movement services, depends upon the efficient and error-free handling of the money that is collected, remitted or deposited in connection with the provision of our products and services. We rely on the ability of our employees, systems and processes and those of the banks that issue our cards, our retail distributors, tax refund preparation partners, other business partners and third-party processors to process and facilitate these transactions in an efficient, uninterrupted and error-free manner. Their failure to do so could materially and adversely impact our operating revenues and results of operations, particularly during the tax season, when we derive substantially all of our operating revenues for our tax refund processing services and a significant portion of our other operating revenues.

Our systems and the systems of third-party processors are susceptible to outages and interruptions due to fire, natural disaster, cyber-attacks, power loss, telecommunications failures, software or hardware defects, terrorist attacks, pandemics and similar events. We use both internally developed and third-party systems, including cloud computing and storage systems, for our services and certain aspects of transaction processing. Interruptions in our service may result for a number of reasons. Additionally, the data center hosting facilities that we use could be closed without adequate notice or suffer unanticipated problems resulting in lengthy interruptions in our service. Moreover, as we continue to add cloud based solutions or additional capacity to our existing data centers, we could experience problems transferring customer accounts and data, impairing the delivery of our service.

While we completed the migration for most of our core card processing to our in-licensed solution, our technology platforms will continue to evolve as we regularly invest in enhancing our systems, including the reevaluation of a new core banking platform. As a result, some customers may experience disruptions in service in connection with such projects despite significant investments in planning and testing on the part of us and our technology partners. In addition, the implementation of technological changes could cause significant disruptions to our customers and our business and may cause processing errors.

Any damage to, or failure of, or delay in our processes or systems generally, or those of our vendors (including as a result of disruptions at our third-party data center hosting facilities and cloud providers), or an improper action by our employees, agents or third-party vendors, could result in interruptions in our service, causing customers, retail distributors and other partners to become dissatisfied with our products and services or obligate us to issue credits or pay fines or other penalties to them. Sustained or repeated process or system failures could reduce the attractiveness of our products and services, including our banking platform, and result in contract terminations, thereby reducing operating revenue and harming our results of operations. Further, negative publicity arising from these types of disruptions could be damaging to our reputation and may adversely impact use of our products and services, including our banking platform, and adversely affect our ability to attract new customers and business partners. Additionally, some of our contracts with retail distributors, including our contract with Walmart, contain service level standards pertaining to the operation of our systems, and provide the retail distributor with the right to collect damages and to potentially terminate its contract with us for system downtime exceeding stated limits. If we face system interruptions or failures, our business interruption insurance may not be adequate to cover the losses or damages that we incur. In addition, our insurance costs may also increase substantially in the future to cover the costs our insurance carriers may incur.

A data security breach could expose us to liability and protracted and costly litigation, regulatory penalties, and could adversely affect our reputation and operating revenues.

We and our retail distributors, tax preparation partners, network acceptance members, third-party processors and the merchants that accept our cards receive, transmit and store confidential customer and other information, including personal information, in connection with the sale and use of our products and services. Our encryption software and the other technologies we use to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of our security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers, including state sponsored hackers. Our retail distributors, tax preparation partners, network acceptance members, other business partners, third-party processors and the merchants that accept our cards also may experience similar security breaches or discover securities vulnerabilities involving the receipt, transmission and storage of our confidential customer and other information. Improper access to our or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information.

A data security breach of the systems on which sensitive cardholder or other customer or end-customer data and account information are stored could lead to fraudulent activity involving our products and services, reputational damage and claims or regulatory actions, including penalties, against us. Regardless of whether or not we are sued or face regulatory actions, a breach will require us to carefully assess the materiality of a cyber-attack. Depending on the nature and magnitude of the accessed data, this effort may require substantial resources. If we are sued in connection with any data security breach, we could be involved in protracted and costly litigation and might be forced to pay damages and/or change our business practices, any of which could have a material adverse effect on our operating revenues and profitability. We would also likely have to pay (or indemnify the banks that issue our cards for) fines, penalties and/or other assessments imposed by Visa or Mastercard as a result of any data security breach. Further, a significant data security breach could lead to additional regulation, which could impose new and costly compliance obligations. In addition, a data security breach or perceived security vulnerability at any of the third-party banks that issue our cards or at any of our retail distributors, tax preparation partners, network acceptance members, other business partners, third-party processors or the merchants that accept our cards could result in significant reputational harm to us and cause the use and acceptance of our cards or other products and services to decline, either of which could have a significant adverse impact on our operating revenues and future growth prospects. Moreover, it may require substantial financial resources to address and remediate any such breach, including additional costs for hiring an external party to conduct a forensic investigation, replacement cards, manufacturing, distribution, re-stocking fees, fraud monitoring, and other added security measures, among others, which could have a significant adverse impact on our operating results.

Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, that insurance will continue to be available to us on reasonable terms, or that any insurer will not deny coverage as to any future claim. The assertion of large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Failure to maintain satisfactory compliance with certain privacy and data protection laws and regulations may subject us to substantial negative financial consequences, civil or criminal penalties and business reputation risk.

Complex existing and emerging local, state, and federal laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal information. These privacy laws and regulations are quickly evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Complying with these laws and regulations can be costly and can impede the development and offering of new products and services. In addition, our failure to comply with applicable laws and regulations or other obligations to which we may be subject relating to personal information, or to protect personal information from unauthorized access, use, or other processing, could result in enforcement actions and regulatory investigations against us, claims for damages by customers and other affected individuals, fines, damage to our reputation, and loss of goodwill, any of which could have a material adverse effect on our operations, financial performance, and business.

Replacing third-party vendors would be difficult and disruptive to our business.

Some services relating to our business, including fraud management and other customer verification services, cash processing, card production, and customer service, are outsourced to third-party vendors. We also depend on third-party banks to assist with our tax refund processing services. It would be difficult to replace some of our third-party vendors in a timely manner if they were unwilling or unable to provide us with these services during the term of their agreements with us or if they elected not to renew their contracts with us, and our business and operations would be adversely affected. Additionally, replacing third-party vendors with in-house solutions may lead to unanticipated operating costs and potential exposure to increased regulatory scrutiny. In particular, due to the seasonality in our business, any material service interruptions, service delays or changes in service contracts with key vendors during the tax season would result in losses that have an even greater adverse effect on that business than would be the case with our overall business.

Further, we have in the past and may in the future experience operational issues with the third-party call centers that we rely on to provide customer support. Any prolonged closure or disruption in the services provided by such call centers would have an adverse effect on our business.

Some of our operations, including a significant portion of our software development operations, are located outside of the United States, which subjects us to additional risks.

We have significantly expanded our software development operations in Shanghai, China over the years. A prolonged disruption at our China facility for any reason due to natural- or man-made disasters, outbreaks of disease, climate change or other events outside of our control, such as equipment malfunction or large-scale outages or interruptions of service from utilities or telecommunications providers, could potentially delay our ability to launch new products or services or impact our ability to deliver current products and services, which could materially and adversely affect our business. Additionally, as a result of our international operations, we face numerous other challenges and risks, including:

- increased complexity and costs of managing international operations;

- regional economic and geopolitical instability and military conflicts;

- limited protection of our intellectual property and other assets;

- compliance with and unanticipated changes in local laws and regulations, including tax laws and regulations;

- foreign currency exchange fluctuations relating to our international operating activities;

- local business and cultural factors that differ from our normal standards and practices; and

- differing employment practices and labor relations.

REGULATORY AND LEGAL RISKS

As a bank holding company, we are subject to extensive and potentially changing regulation and are required to serve as a source of strength for Green Dot Bank.

As a bank holding company, we, along with Green Dot Bank, are subject to comprehensive supervision and examination by the Federal Reserve Board and the State of Utah Department of Financial Institutions and must comply with applicable laws and regulations and other commitments we have agreed to, including financial commitments with respect to minimum capital and leverage requirements. If regulators believe that we or Green Dot Bank have not complied with any of these requirements, we may become subject to formal or informal enforcement actions, proceedings, or investigations, which could result in regulatory orders, penalties, restitution, restrictions on our business operations or requirements to take corrective actions, which may, individually or in the aggregate, affect our results of operations and restrict our ability to grow. For example, we and our subsidiary bank received a proposed consent order from the Federal Reserve Board relating principally to various aspects of compliance risk management, including consumer compliance and compliance with AML regulations. The proposed consent order includes proposals for civil money penalties related to these issues and while the amount of any monetary penalty and the nature of any other relief the Federal Reserve Board may seek to obtain from us have not yet been determined, we have accrued an estimated liability of $20 million related to the proposed consent order during the three months ended December 31, 2023 and estimate that the aggregate range of reasonably possible losses is up to $50 million as of December 31, 2023. However, there can be no assurances regarding the timing, terms, and conditions of any final resolution of these matters with the Federal Reserve Board. Additionally, in response to enhanced regulatory scrutiny, we have increased our investment in our regulatory and compliance infrastructure and will continue with further increases. If we fail to comply with the applicable capital and leverage requirements, or if Green Dot Bank fails to comply with its applicable capital and leverage requirements, the Federal Reserve Board may limit our or Green Dot Bank's ability to pay dividends or fund stock repurchases, or if we become less than adequately capitalized, require us to raise additional capital. In addition, if at any time we or Green Dot Bank fail to be "well capitalized" or "well managed," we may not commence, or acquire any shares of a company engaged in, any activities only permissible for an FHC, without prior Federal Reserve approval.

The restriction on our ability to commence, or acquire any shares of a company engaged in, any activities only permissible for an FHC, without prior Federal Reserve approval would also generally apply if Green Dot Bank received a CRA rating of less than "Satisfactory." Currently, under the Bank Holding Company Act (the "BHC Act"), we may not be able to engage in new activities or acquire shares or control of other businesses. Such restrictions might limit our ability to pursue future business opportunities which we might otherwise consider, but which might fall outside the scope of permissible activities. U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution's activities, including in connection with examinations, which take place on a continual basis. We are subject to significant legal restrictions on our ability to publicly disclose the existence of these actions or any of the related details. In addition, as part of the regular examination process, our and Green Dot Bank's regulators may direct us or our subsidiaries to operate under various restrictions as a prudential matter. Such restrictions may include not being able to engage in certain categories of new activities or acquire shares or control of other companies.

The failure by Green Dot Bank to properly classify its deposits could have an adverse effect on our financial condition.

The FDIC issued a final rule relating to the classification of brokered deposits, with full compliance required in 2022. The final rule established a framework for analyzing certain provisions of the "deposit broker" definition, including "placing deposits," "facilitating the placement of deposits" and "primary purpose," for purposes of the classification of deposits as brokered deposits and exemptions from such a classification. As a result of the final rule, Green Dot Bank reclassified most of its deposits as non-brokered.

Failure by us and our business partners to comply with applicable laws and regulations could have an adverse effect on our business, financial position and results of operations.

The banking, financial technology, transaction processing and tax refund processing services industries are highly regulated, and failure by us, the banks that issue our cards or the businesses that participate in our reload network or other business partners to comply with the laws and regulations to which we are subject could negatively impact our business. We are subject to state money transmission licensing requirements and a wide range of federal and other state laws and regulations. In particular, our products and services are subject to an increasingly strict set of legal and regulatory requirements intended to protect consumers, such as various disclosure and consent requirements, mandated or prohibited terms and conditions, prohibitions on discrimination based on certain prohibited bases, prohibitions on unfair, deceptive or abusive acts or practices, or to help detect and prevent money laundering, terrorist financing and other illicit activities. For example, we are subject to the AML reporting and recordkeeping requirements of the BSA, as amended by the PATRIOT Act. Monitoring and complying with all applicable laws, regulations and licensing requirements can be difficult and costly. Failure to fully comply with these requirements exposes us to the risk of being required to undertake substantial remediation efforts and to the risk of, among other things, enforcement actions, lawsuits, monetary damages, fines, penalties and reputational harm, any one of which could have a material adverse impact on our results of operations, financial condition or business prospects.

From time to time, federal and state legislators and regulatory authorities, including state attorney generals, increase their focus on the banking, consumer financial services and tax preparation industries and have in the past and may in the future propose and adopt new legislation or guidance that could result in significant adverse changes in the regulatory landscape for financial institutions and financial services companies. Accordingly, changes in laws and regulations or the interpretation or enforcement thereof may occur that could increase our compliance and other costs of doing business, require significant systems redevelopment, or render our products or services less profitable or obsolete, any of which could have an adverse effect on our results of operations. For example, we could face more stringent AML rules and regulations, as well as more stringent licensing rules and regulations, compliance with which could be expensive and time consuming. In addition, adverse rulings relating to the industries in which we participate could cause our products and services to be subject to additional laws and regulations, which could make our products and services less profitable. Further, with the current administration and leadership at federal agencies such as the CFPB, we expect that financial institutions will remain heavily regulated in the near future and that additional laws or regulations may be adopted that further regulate specific banking practices, including with respect to the fees we are permitted to charge to customers.

If additional regulatory requirements were imposed on our bank or the sale of our products and services, the requirements could lead to a loss of retail distributors, tax preparation partners or other business partners, which could materially and adversely impact our operations. Moreover, if our products are adversely impacted by the interpretation or enforcement of these regulations or if we or any of our retail distributors or tax preparation partners were unwilling or unable to make such operational changes to comply with the interpretation or enforcement thereof, we would no longer be able to sell our products and services through that noncompliant retail distributor or tax preparation partner, which could materially and adversely affect our business, financial position and operating results.

Failure by us or those businesses to comply with the laws and regulations to which we are or may become subject could result in fines, penalties or limitations on our ability to conduct our business, or federal or state actions, any of which could significantly harm our reputation with consumers, banks that issue our cards and regulators, and could materially and adversely affect our business, operating results and financial condition. Many of these laws can be unclear and inconsistent across various jurisdictions and ensuring compliance with them could be difficult and costly. If new regulations or laws result in changes in the way we are regulated, these regulations could expose us to increased regulatory oversight, more burdensome regulation of our business, and increased litigation risk, each of which could increase our costs and decrease our operating revenues. Furthermore, limitations placed on the fees we charge or the disclosures that must be provided with respect to our products and services could increase our costs and decrease our operating revenues.

Changes in rules or standards set by the payment networks, or changes in debit network fees or products or interchange rates, could adversely affect our business, financial position and results of operations.

We are subject to association rules that could subject us to a variety of fines or penalties that may be levied by the card associations or networks for acts or omissions by us or businesses that work with us, including card processors. The termination of the card association registrations held by us or any changes in card association or other debit network rules or standards, including interpretation and implementation of existing rules or standards, that increase the cost of doing business or limit our ability to provide our products and services could have an adverse effect on our business, operating results and financial condition. In addition, from time to time, card associations may increase the fees that they charge, which could increase our operating expenses, reduce our profit margin and adversely affect our business, results of operations and financial condition.

Furthermore, a substantial portion of our operating revenues is derived from interchange fees. For the year ended December 31, 2023, interchange revenues represented 15% of our total operating revenues, and we expect interchange revenues to continue to represent a significant percentage of our total operating revenues. The amount of interchange revenues that we earn is highly dependent on the interchange rates that the payment networks set and adjust from time to time.

The enactment of the Dodd-Frank Act required the Federal Reserve Board to implement regulations that have substantially limited interchange fees for many issuers. While the interchange rates that may be earned by us and Green Dot Bank are exempt from the limitations imposed by the Dodd-Frank Act, federal legislators and regulatory authorities have become increasingly focused on interchange fees, and continue to propose new legislation that could result in significant adverse changes to the rates we are able to charge and there can be no assurance that future regulation or changes by the payment networks will not substantially impact our interchange revenues. If interchange rates decline, whether due to actions by the payment networks or future regulation, we would likely need to change our fee structure to offset the loss of interchange revenues. However, our ability to make these changes is limited by the terms of our contracts and other commercial factors, such as price competition. To the extent we increase the pricing of our products and services, we might find it more difficult to acquire consumers and to maintain or grow card usage and customer retention, and we could suffer reputational damage and become subject to greater regulatory scrutiny. We also might have to discontinue certain products or services. As a result, our total operating revenues, operating results, prospects for future growth and overall business could be materially and adversely affected.

Litigation or investigations could result in significant settlements, sanctions, fines or penalties.

We are subject to regulatory oversight in the normal course of our business and have been, currently are and from time to time in the future may be subject to securities class actions, commercial and other litigation or regulatory or judicial proceedings or investigations. The outcome of litigation and regulatory or judicial proceedings or investigations is difficult to predict. Plaintiffs or regulatory agencies or authorities in these matters have sought and may seek recovery of very large or indeterminate amounts, seek to have aspects of our business suspended or modified or seek to impose sanctions, including significant monetary fines. For example, we and our subsidiary bank received a proposed consent order from the Federal Reserve Board relating principally to various aspects of compliance risk management, including consumer compliance and compliance with AML regulations. The proposed consent order includes proposals for civil money penalties related to these issues and while the amount of any monetary penalty and the nature of any other relief the Federal Reserve Board may seek to obtain from us have not yet been determined, we have accrued an estimated liability of $20 million related to the proposed consent order during the three months ended December 31, 2023 and estimate that the aggregate range of reasonably possible losses is up to $50 million as of December 31, 2023. However, there can be no assurances regarding the timing, terms, and conditions of any final resolution of these matters with the Federal Reserve Board. Additionally, the monetary and other impacts of these actions, litigations, proceedings or investigations may remain unknown for substantial periods of time. The cost to defend, settle or otherwise resolve these matters have been and may be significant. Further, an unfavorable resolution of litigation, proceedings or investigations against us could have a material adverse effect on our business, operating results, or financial condition. In this regard, such costs could make it more difficult to maintain the capital, leverage and other financial commitments at levels we have agreed to with the Federal Reserve Board and the Utah Department of Financial Institutions. If regulatory or judicial proceedings or investigations were to be initiated against us by private or governmental entities, adverse publicity that may be associated with these proceedings or investigations could negatively impact our relationships with retail distributors, tax preparation partners, network acceptance members, other business partners and card processors and decrease acceptance and use of, and loyalty to, our products and related services, and could impact the price of our Class A common stock. In addition, such proceedings or investigations could increase the risk that we will be involved in litigation. For the foregoing reasons, any regulatory or judicial proceedings or investigations that are initiated against us by private or governmental entities, could adversely affect our business, results of operations and financial condition or could cause our stock price to decline. Refer to *Note 21—Commitments and Contingencies* to the Consolidated Financial Statements included herein for further information regarding certain of our legal and other proceedings.

We may be unable to adequately protect our brand and our intellectual property rights related to our products and services or third parties may allege that we are infringing their intellectual property rights.

Our brands and marks are important to our business, and we utilize trademark registrations and other means to protect them. Our business would be harmed if we were unable to protect our brand against infringement. We also rely on a combination of patent, trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect the intellectual property rights related to our products and services. We currently have 17 issued patents and 1 patent application pending. Although we generally seek patent protection for inventions and improvements that we anticipate will be incorporated into our products and services, there is always a chance that our patents or patent applications could be challenged, invalidated or circumvented, or that an issued patent will not adequately cover the scope of our inventions or improvements incorporated into our products or services. Additionally, our patents could be circumvented by third parties.

We may unknowingly violate the intellectual property or other proprietary rights of others and, thus, may be subject to claims by third parties. Because of the existence of a large number of patents in the mobile technology field, the secrecy of some pending patents, and the rapid rate of issuance of new patents, it is not economically practical or even possible to determine in advance whether a product or any of its elements infringes or will infringe on the patent rights of others. Regardless of the merit of these claims, we may be required to devote significant time and resources to defending against these claims or to protecting and enforcing our own rights. We might also be required to develop a non-infringing technology or enter into license agreements and there can be no assurance that licenses will be available on acceptable terms and conditions, if at all. Some of our intellectual property rights may not be protected by intellectual property laws, particularly in foreign jurisdictions. The loss of our intellectual property or the inability to secure or enforce our intellectual property rights or to defend successfully against an infringement action could harm our business, results of operations, financial condition and prospects.

RISKS RELATED TO OUR CAPITAL NEEDS AND INDEBTEDNESS

We might require additional capital to support our business in the future, and this capital might not be available on acceptable terms, or at all.

If our unrestricted cash and cash equivalents balances and any cash generated from operations are not sufficient to meet our future cash requirements, we will need to access additional capital to fund our operations. We may also need to raise additional capital to take advantage of new business or acquisition opportunities. However, we may not be able to raise needed cash in a timely basis on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our Class A common stock. In addition, if we were to raise cash through a debt financing, the terms of the financing might impose additional conditions or restrictions on our operations that could adversely affect our business. If we require new sources of financing but they are insufficient or unavailable, we would be required to modify our operating plans to take into account the limitations of available funding, which would harm our ability to maintain or grow our business. Should we require additional credit at levels we are unable to access, the cost of credit is greater than expected, or our cost-savings measures are ineffective or result in us incurring greater costs, our operating results could be adversely affected.

Our debt agreements contain restrictive covenants and financial ratio tests that restrict or prohibit our ability to engage in or enter into a variety of transactions.

Under our $100 million five-year revolving facility, we are subject to various covenants that may have the effect of limiting, among other things, our ability and the ability of certain of our subsidiaries to: merge with other entities, enter into a transaction resulting in a change in control, create new liens, incur additional indebtedness, sell assets outside of the ordinary course of business, enter into transactions with affiliates (other than subsidiaries) or substantially change the general nature of our and our subsidiaries' business, taken as a whole, make certain investments, enter into restrictive agreements, or make certain dividends or other distributions. These restrictions could limit our ability to take advantage of financing, merger, acquisition or other opportunities, to fund our business operations or to fully implement our current and future operating strategies. We must also maintain compliance with a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio of 2.50 and 1.25, respectively, at the end of any fiscal quarter. Our ability to meet these financial ratios and tests will be dependent upon our future performance and may be affected by events beyond our control (including factors discussed in this "Risk Factors" section). If we fail to satisfy these requirements, our indebtedness under these agreements could become accelerated and payable at a time when we are unable to pay them. This would adversely affect our ability to implement our operating strategies and would have a material adverse effect on our financial condition.

GENERAL RISKS

Our operating results may fluctuate in the future, which could cause our stock price to decline.

If our quarterly and annual results of operations fall below the expectations of investors or any securities analysts who follow our Class A common stock, the trading price of our Class A common stock could decline substantially. Fluctuations in our quarterly or annual results of operations might result from a number of factors including the occurrence of one or more of the events or circumstances described in these risk factors, many of which are outside of our control, including, but not limited to:

- the timing and volume of purchases and use of our products and services;

- the timing and volume of tax refunds or other government payments processed by us;

- the timing and success of new product or service introductions by us or our competitors;

- fluctuations in customer retention rates;

- changes in the mix of products and services that we sell or changes in the mix of our client retail distributors;

- the timing of commencement of new and existing product roll outs, developments and initiatives and the lag before those new products, channels or retail distributors generate material operating revenues;

- our ability to effectively sell our products through direct-to-consumer initiatives;

- costs associated with significant changes in our risk policies and controls;

- the amount and timing of major advertising campaigns, including sponsorships;

- the amount and timing of capital expenditures and operating costs;

- interest rate volatility;

- our ability to control costs, including third-party service provider costs and sales and marketing expenses;

- volatility in the trading price of our Class A common stock;

- changes in the political or regulatory environment affecting the industries in which we operate;

- economic recessions or uncertainty in financial markets, and the uncertainty regarding the impact of inflation; and

- other factors beyond our control, such as terrorism, war, natural disasters and pandemics as well as the other items included in these risk factors.

Our actual operating results may differ significantly from our guidance.

From time to time, we issue guidance in our quarterly earnings conference calls, or otherwise, regarding our future performance that represents our management's estimates as of the date of release. Guidance is necessarily speculative in nature, and is only an estimate of what management believes is realizable as of the date of release, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will prove to be incorrect or will vary significantly from actual results. Actual results will vary from our guidance and the variations may be material, especially in times of economic uncertainty.

Our future success depends on our ability to attract, integrate, retain and incentivize key personnel.

Our ability to manage and grow our business will depend, to a significant extent, on our ability to attract, integrate, retain and recognize key personnel, namely our management team and experienced sales, marketing and program and technology development personnel. We may experience difficulty in managing transitions and assimilating newly-hired personnel, and if we fail to manage these transitions successfully, we could experience significant delays or difficulty in the achievement of our development and strategic objectives and our business, financial condition and results of operations could be materially and adversely harmed. Competition for qualified management, sales, marketing and program and technology development personnel can be intense. Competitors have in the past and may in the future attempt to recruit our top management and employees. In order to attract and retain personnel in a competitive marketplace, we must provide competitive pay packages, including cash and equity-based compensation and the volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. Additionally, our U.S.-based employees, including our senior management team, work for us on an at-will basis and there is no assurance that any such employee will remain with us.

Acquisitions or investments, or the failure to consummate such transactions, could disrupt our business and harm our financial condition.

We have in the past acquired, and we may acquire in the future, other businesses and technologies. Identifying suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to identify suitable candidates or successfully complete identified acquisitions. Failure to complete an acquisition could adversely affect our business as we could be required to pay a termination fee under certain circumstances or be subject to litigation, and our stock price may also suffer as the failure to consummate such an acquisition may result in negative perception in the investment community.

Further, the process of integrating an acquired business, product, service or technology can involve a number of special risks and challenges, including:

- increased regulatory and compliance requirements;

- implementation or remediation of controls, procedures and policies at the acquired company;

- diversion of management time and focus from operation of our then-existing business;

- integration and coordination of product, sales, marketing, program and systems management functions;

- transition of the acquired company's users and customers onto our systems;

- integration of the acquired company's systems and operations generally with ours;

- integration of employees from the acquired company into our organization;

- loss or termination, including costs associated with the termination or replacement of employees;

- liability for activities of the acquired company prior to the acquisition, including violations of law, commercial disputes, and tax and other known and unknown liabilities; and

- increased litigation or other claims in connection with the acquired company, including claims brought by terminated employees, customers, former stockholders or other third parties.

If we are unable to successfully integrate an acquired business or technology or otherwise address these special risks and challenges or other problems encountered in connection with an acquisition, we might not realize the anticipated benefits of that acquisition, we might incur unanticipated liabilities, or we might otherwise suffer harm to our business generally. Furthermore, acquisitions and investments are often speculative in nature and the actual benefits we derive from them could be lower or take longer to materialize than we expect. In addition, to the extent we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses, or goodwill impairment charges, any of which could harm our financial condition and negatively impact our stockholders.

An impairment charge of goodwill or other intangible assets could have a material adverse impact on our financial condition and results of operations.

Our net goodwill and intangible assets represent a significant portion of our consolidated assets. Our net goodwill and intangible assets were $420.5 million as of December 31, 2023. Under generally accepted accounting principles in the United States, or ("U.S. GAAP"), we are required to test the carrying value of goodwill at least annually or sooner if events occur that indicate impairment could exist, such as a significant change in the business climate, including a significant sustained decline in a reporting unit's fair value, legal and regulatory factors, operating performance indicators, competition and other factors. The amount of any impairment charge could be significant and could have a material adverse impact on our financial condition and results of operations for the period in which the charge is taken.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. We have in the past and may in the future discover areas of our internal financial and accounting controls and procedures that need improvement. If we are unable to maintain proper and effective internal controls, we may not be able to produce accurate financial statements on a timely basis and might suffer adverse regulatory consequences or violate NYSE listing standards, which could adversely affect our ability to operate our business and could result in regulatory action, and could require us to restate our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

Our business could be negatively affected by actions of stockholders.

The actions of stockholders could adversely affect our business. Specifically, certain actions of certain types of stockholders, including without limitation public proposals, requests to pursue a strategic combination or other transaction or special demands or requests, could disrupt our operations, be costly and time-consuming or divert the attention of our management and employees and increase the volatility of our stock. In addition, perceived uncertainties as to our future direction in relation to the actions of our stockholders may result in the loss of potential business opportunities or the perception that we are unstable and need to make changes, which may be exploited by our competitors and make it more difficult to attract and retain personnel as well as customers, service providers and partners. Actions by our stockholders may also cause fluctuations in our stock price based on speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

Our charter documents, Delaware law and our status as a bank holding company could discourage, delay or prevent a takeover that stockholders consider favorable.

Provisions in our certificate of incorporation and bylaws, as well as provisions under Delaware law, could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our Class A common stock, and result in the trading price of our Class A common stock being lower than it otherwise would be. In addition to the foregoing, under the BHC Act and the Change in Bank Control Act, and their respective implementing regulations, Federal Reserve Board approval is necessary prior to any person or company acquiring control of a bank or bank holding company, subject to certain exceptions. Control, among other considerations, exists if an individual or company acquires 25% or more of any class of voting securities, and may be presumed to exist if a person acquires 10% or more of any class of voting securities. These restrictions could affect the willingness or ability of a third party to acquire control of us for so long as we are a bank holding company.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 1C. Cybersecurity

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. We have established and maintain a comprehensive Information Security Program that is designed to support us in assessing, identifying, protecting, managing, responding to, and recovering from cybersecurity threats and cybersecurity incidents.

We leverage the following guidelines and frameworks to develop and maintain our Information Security Program: Federal Financial Institutions Examination Council ("FFIEC") Information Security IT Examination Handbook, FFIEC Business Continuity Planning Handbook, FFIEC Cybersecurity Assessment Tool, the Payment Card Industry Data Security Standard ("PCI DSS"), Center for Internet Security Critical Security Controls, National Institute of Standards and Technology Special Publication 800 Series, ISO-27000 Standard and GLBA 501(b).

Our Information Security Program includes an incident response plan to coordinate the activities we take to protect against, detect, respond to and remediate cybersecurity incidents, as such term is defined in Item 106(a) of Regulation S-K, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

As part of our Information Security Program, we have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess, and manage material risks, as well as to test and improve our incident response plan. Our approach includes, among other things:

- Conducting regular network and endpoint monitoring, vulnerability assessments, and penetration testing to improve our information systems, as such term is defined in Item 106(a) of Regulation S-K;

- Running tabletop exercises to simulate a response to a cybersecurity incident and use the findings to improve our processes and technologies;

- Regular cybersecurity training programs for employees and directors; conducting annual customer data handling and use requirements training for all our employees; conducting annual cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data;

- Monitoring emerging data protection laws and implementing changes to our processes designed to comply;

- Conducting regular phishing email simulations for all employees and all contractors with access to corporate email systems to enhance awareness and responsiveness to such possible threats;

- Through policy, practice and contract (as applicable) requiring employees, as well as third-parties who provide services on our behalf, to treat customer information and data with care; and

- Carrying information security risk insurance that provides protection against potential losses arising from a cybersecurity incident.

Our Information Security Program is integrated into our overall Enterprise Risk Management Program, which covers all company risks. As part of this program appropriate disclosure personnel will collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing material cybersecurity threat risks, their severity, and potential mitigations.

We routinely engage with assessors, consultants, auditors, and other third-parties, including by annually having an independent Qualified Security Assessor review our Information Security Program to help identify areas for continued focus, improvement and/or compliance, including undergoing annual compliance audits with respect to PCI DSS and SOC 2 compliance.

Our processes also address oversight and identification of cybersecurity risks from our use of third-party service providers. This involves, among other things, conducting pre-engagement risk-based diligence, implementing contractual security and notification provisions, and ongoing monitoring as needed.

Risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected us, including our business strategy, results of operations, or financial condition. Although our cybersecurity risk management program, as described above, is designed to help prevent, detect, respond to, remediate, and mitigate the impact of cybersecurity incidents, there is no guarantee that a future cybersecurity incident would not materially adversely affect the Company's business strategy, results of operations or financial condition. With regard to the possible impact of future cybersecurity threats or incidents, see the headings *"Our business is dependent on the efficient and uninterrupted operation of computer network systems and data centers, including third party systems"* and *"A data security breach could expose us to liability and protracted and costly litigation, regulatory penalties, and could adversely affect our reputation and operating revenues"* included as part of our risk factor disclosures in "Part I, Item 1A, Risk Factors," of this Annual Report on Form 10-K.

Governance

The Risk Committee of our Board of Directors provides structured oversight of the Company's Enterprise Risk Management Program, including the oversight of risks from cybersecurity threats. The Risk Committee regularly receives an overview from management of our cybersecurity risk management and strategy processes covering topics such as data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, our incident response plan, and material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. In such sessions, the Risk Committee generally receives materials including a cybersecurity scorecard and other materials indicating current and emerging material cybersecurity threat risks, and describing the company's ability to mitigate those risks, and discusses such matters with our Chief Information Security Officer and Chief Technology Officer. Annually, the Risk Committee reviews and approves the Information Security Program. Additionally, the Risk Committee is promptly apprised of any cybersecurity incident that meets established reporting thresholds, and receives ongoing updates regarding any such incident until it has been resolved. At each regularly scheduled Board meeting, the Risk Committee Chair provides the full Board with an update on all significant matters discussed, reviewed, considered and approved by the committee since the last regularly scheduled Board meeting.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our Chief Information Security Officer and Chief Technology Officer. Such individuals have collectively over 25 years of prior work experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs and adhering to relevant compliance requirements as well as several relevant degrees and certifications, including undergraduate degrees in information systems and computer engineering, Certified Information Systems Auditor, Certified Information Systems Security Professional, Global Information Assurance Certification, and Internal Security Assessor.

These members of management are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the Information Security Program described above, including the operation of our incident response plan. If a cybersecurity incident is determined to be a material cybersecurity incident, our incident response plan and cybersecurity disclosure controls and procedures define the process to disclose such a material cybersecurity incident.

As discussed above, these members of management report to the Risk Committee of our Board of Directors about cybersecurity threat risks, among other cybersecurity related matters.

ITEM 2. Properties

Not applicable.

ITEM 3. Legal Proceedings

Information with respect to this item may be found under the caption "Litigation and Claims" in *Note 21— Commitments and Contingencies* to the Consolidated Financial Statements included herein, which information is incorporated into this Item 3 by reference.

ITEM 4. Mine Safety Disclosures

Not applicable.

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock is listed on the NYSE under the symbol "GDOT."

Holders of Record

As of January 31, 2024, we had 43 holders of record of our Class A common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividends

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our Class A common stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and future growth of our business. Any future determination to pay dividends on our Class A common stock, if permissible, will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In February 2022, our Board of Directors provided authorization to increase our stock repurchase limit to $100 million for any future repurchases. As of December 31, 2023, the remaining amount available under the current authorization totaled $4.5 million with no expiration date. No shares of our Class A common stock were repurchased during the fourth quarter of 2023.

For the majority of restricted stock units (including performance-based restricted stock units) granted, the number of shares issued on the date the restricted stock units vest is net of shares withheld to meet applicable tax withholding requirements. Although these withheld shares are not issued or considered common stock repurchases under our stock repurchase program, they are treated as common stock repurchases in our financial statements as they reduce the number of shares that would have been issued upon vesting.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of section 18 of the Exchange Act, or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing of Green Dot Corporation under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The graph and table below compare the cumulative total stockholder return of Green Dot Corporation Class A common stock, the Russell 2000 Index, the S&P Small Cap 600 Index, and the S&P Composite 1500 Financials Index for the period beginning on the close of trading on the NYSE on December 31, 2018 and ending on the close of trading on the NYSE on December 31, 2023. The graph assumes a $100 investment in our Class A common stock and each of the indices, and the reinvestment of dividends.

The comparisons in the graph and table below are based on historical data and are not intended to forecast the possible future performance of our Class A common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Green Dot Corporation, the Russell 2000 Index,
the S&P SmallCap 600 Index and the S&P Composite 1500 Financials Index



*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Total Return to Stockholders (Includes reinvestment of dividends)

Company/ Index	Base Period 12/31/18		2019		2020		2021		2022		2023
Green Dot Corporation	$	100	$	29	$	70	$	46	$	20	$	12
Russell 2000	$	100	$	126	$	151	$	173	$	138	$	161
S&P Smallcap 600	$	100	$	123	$	137	$	173	$	145	$	169
S&P Composite 1500 Financials	$	100	$	131	$	129	$	173	$	156	$	174

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Annual Report on Form 10-K, including this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, (the "Securities Act") and the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed to be forward-looking statements. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "endeavors," "strives," "may" and "assumes," variations of such words and similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks, uncertainties, and assumptions that are difficult to predict, including inflation and interest rate trends and impacts and other macro-economic impacts on our business, results of operations and financial condition and governmental and our responses to such events, including those identified above, under "Part I, Item 1A. Risk Factors," and elsewhere herein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

In this Annual Report, unless otherwise specified or the context otherwise requires, "Green Dot," "we," "us," and "our" refer to Green Dot Corporation and its consolidated subsidiaries.

Overview

Green Dot Corporation is a financial technology and registered bank holding company ("BHC") committed to giving all people the power to bank seamlessly, affordably, and with confidence. Our technology platform enables us to build products and features that address the most pressing financial challenges of consumers and businesses, transforming the way they manage and move money, and making financial empowerment more accessible for all. Through our bank, we offer a suite of financial products to consumers and businesses including debit, prepaid, checking, credit and payroll cards, as well as robust money processing services, such as tax refund processing, cash deposits and disbursements.

Our Chief Operating Decision Maker (our "CODM" who is our Chief Executive Officer) organizes and manages our businesses primarily on the basis of the channels in which our product and services are offered and uses net revenue and segment profit to assess profitability. Segment profit reflects each segment's net revenue less direct costs, such as sales and marketing expenses, processing expenses, third-party call center support and transaction losses. Our operations are aggregated amongst three reportable segments: 1) Consumer Services, 2) Business to Business ("B2B") Services, and 3) Money Movement Services. Net interest income, certain other investment income earned by our bank, interest profit sharing arrangements with certain BaaS partners (a reduction of revenue), eliminations of inter-segment revenues and expenses, and unallocated corporate expenses that are not considered when our CODM evaluates the performance of our three reportable segments are recorded in Corporate and Other expenses. Refer to "*Part I, Item 1. Business*" for more detailed information about our operations and *Note 24—Segment Information* to the Consolidated Financial Statements.

Consolidated Financial Results and Trends

Our consolidated results of operations for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,			
	2023	**2022**	**Change**	**%**
	(In thousands, except percentages)			
Total operating revenues	$ **1,501,328**	$ 1,449,566	$ 51,762	3.6 %
Total operating expenses	**1,478,658**	1,355,191	123,467	9.1 %
Net income	**6,722**	64,212	(57,490)	(89.5)%

Refer to "Segment Results" below for a summary of financial results of each of our reportable segments.

Total operating revenues

Our total operating revenues for the year ended December 31, 2023 increased $51.8 million, or 4% over the prior year comparable period, driven primarily by higher revenues in our B2B Services segment, partially offset by lower revenues earned in our Consumer Services and Money Movement Services segments.

Our consolidated total operating revenues increased year-over-year due to the continued growth of certain BaaS partner programs, which generated an increase in our total gross dollar volume of 35% for the year ended December 31, 2023. However, our total operating revenues were negatively impacted by several other factors impacting our deposit account programs, including our strategic decision to reduce marketing spend on GO2bank in the beginning of the fiscal year in response to market trends, our decision to wind-down many of our legacy cardholder programs in support of GO2bank, macro-economic factors leading to economic challenges for consumers and other trends that have impacted acquisition at retail locations, and the non-renewal of certain partner programs as previously disclosed. These factors impacted the number of consolidated active accounts, purchase volume and number of cash transfers, each of which decreased for the year ended December 31, 2023 by 14%, 16% and 6%, respectively, from the prior year comparable period.

In our Consumer Services segment, revenues decreased during the year ended December 31, 2023 by 15% from the prior year comparable period. As compared to the year ended December 31, 2022, gross dollar volume and purchase volume each declined 15% and 16%, respectively, and the average number of active accounts and direct deposit accounts for the fiscal year declined by 16% and 17%, respectively. We believe these decreases are attributable to the factors discussed above, including lower account acquisition from reduced marketing spend on GO2bank in the beginning of fiscal year 2023 in our Direct channel in response to market trends, our decision to wind-down many of our legacy cardholder programs in support of GO2bank, observed changes in consumer traffic within our retail locations and the non-renewal of one of our retail partner programs. These factors had a corresponding impact on the amount of revenue we earn from accounts, including through monthly maintenance fees, new card fees, ATM fees and interchange fees. These declines in revenue from our Consumer Services segment were partially offset by the continued adoption of our optional overdraft protection program services available to accountholders across our portfolios.

In our B2B Services segment, revenues increased by 30% during the year ended December 31, 2023 over the prior year comparable period. The increase was driven by strong year-over-year growth in our gross dollar volume, which increased during the year ended December 31, 2023 by 58%, despite a year-over-year reduction in purchase volume by 14%, and a year-over-year decline in the average number of active accounts by 20%. The growth in gross dollar volume was driven primarily by certain BaaS programs that do not generate interchange fees and resulted in a net increase in segment revenue due to higher program management service fees earned from these BaaS partners, partially offset by the non-renewals of other BaaS partners as previously disclosed.

Our Money Movement Services segment revenues decreased for the year ended December 31, 2023 by 6% from the prior year comparable period. The decrease in our Money Movement Services segment was primarily attributable to the number of cash transfers processed, which decreased by 6% from the prior year comparable period, and to a lesser extent, a 3% decrease in our tax processing revenues. The Green Dot Network is a service provider to accountholders in our Consumer Services and B2B Services segments, as well as third-party programs. The decrease in cash transfers was the result of lower active accounts within our Consumer Services and B2B Services segments discussed above. However, we continued to experience an increase in the number of cash transfers processed for third-party programs, which has grown steadily on a year-over-year basis, and represented the majority of our total cash transfers as of December 31, 2023.

Our tax processing revenues decreased for the year ended December 31, 2023 from the prior year comparable period, as a result of a 3% year-over-year decrease in the number of tax refunds processed. The decrease in number of tax refunds processed was principally attributable to lower volumes from our online consumer tax channels.

Net interest income earned by Green Dot Bank, a component of our Corporate and Other segment, decreased for the year ended December 31, 2023 by 11% from the prior year comparable period. The decrease in net interest income was the result of an increase in interest shared with certain BaaS partners (a reduction of revenue), partially offset by higher yields on our cash balances, each driven by increases in short-term interest rates by the Federal Reserve.

Total operating expenses

Our total operating expenses for the year ended December 31, 2023 increased $123.5 million, or 9%, over the prior year comparable period. As discussed in more detail below, the increase in our total operating expenses was driven primarily by an increase in processing expenses within our B2B Services segment, and to a lesser extent, a net increase in other general and administrative expenses, partially offset by a decrease in sales and marketing expenses, and lower compensation and benefits expenses.

The increase in our total operating expenses for the year ended December 31, 2023 was driven primarily by an increase in processing expenses associated with the growth of certain BaaS account programs within our B2B Services segment discussed above, partially offset by reductions in processor costs realized from the migration to our in-licensed card management system. Other general and administrative expenses increased during the year ended December 31, 2023 in part due to an estimated accrual we recorded based on a proposed consent order we and our subsidiary bank received from the Federal Reserve Board, as discussed in more detail below. Other general and administrative expenses also increased due to an increase in overall transaction losses attributable to an increase in the amount of customer dispute volume across our portfolios and higher professional services fees related to our anti-money laundering program ("AML"), including improvements to our compliance controls, policies and procedures, partially offset by a $13 million legal settlement and certain impairment charges of internal-use software that were recorded in the prior year comparable period, which in each case did not recur in 2023.

These increases were partially offset by lower sales and marketing expenses, principally due to decreases in sales commissions from lower revenues on products subject to tiered revenue-sharing agreements, as well as reduced marketing spend associated with GO2bank as discussed above. In addition, our marketing expenses decreased as a result of lower supply chain expenses, which consists of debit card plastics and related materials, as a result of a lower number of active accounts for the comparable periods and the non-renewal of certain partner programs as previously disclosed. Compensation and benefits expenses decreased, primarily due to lower accrued bonus compensation expense, partially offset by an increase in third-party call center support costs associated with the growth of certain programs within our B2B Services segment.

We and our subsidiary bank received a proposed consent order from the Federal Reserve Board relating principally to various aspects of compliance risk management, including consumer compliance and compliance with AML regulations. The matters addressed in the proposed consent order relate to activities and practices that commenced prior to our CEO transition in 2020. Included in the proposed consent order are proposals for civil money penalties related to these issues. While we are still in discussions with the Federal Reserve Board regarding these proposals, we accrued an estimated liability of $20 million related to the proposed consent order during the three months ended December 31, 2023. We believe the estimate of the aggregate range of reasonably possible losses (meaning the likelihood of losses is more than remote but less than likely), is up to $50 million as of December 31, 2023. This estimated range of reasonably possible losses is based on currently available information for those proceedings in which we are involved and considers our best estimate of such losses for those matters for which an estimate can be made. However, there can be no assurance that our accrual is sufficient or that losses from the proposed consent order will not exceed the estimated range. For further discussion, see the headings *"As a bank holding company, we are subject to extensive and potentially changing regulation and are required to serve as a source of strength for Green Dot Bank"* and *"Litigation or investigations could result in significant settlements, sanctions, fines or penalties"* included as part of our risk factor disclosures in "Part I, Item 1A, Risk Factors," of this Annual Report on Form 10-K.

Income taxes

Our income tax expense for the year ended December 31, 2023 decreased $11.8 million, or 60% over the prior year comparable period. The decrease in our income tax expense was due primarily to an 83% decrease in our income before taxes, partially offset by an increase in our effective tax rate. Our effective tax rate for the years ended December 31, 2023 and 2022 was 54.1% and 23.5%, respectively. The increase in our effective tax rate was primarily attributable to the expense associated with tax shortfalls from stock-based compensation, expense related to nondeductible penalties, and higher expenses related to state taxes, net of federal benefits, partially offset by higher tax benefits from general business credits and cash value growth in bank owned life insurance policies. The increase in nondeductible penalties for the year ended December 31, 2023 is related to the tax effect associated with the estimated accrual for our proposed consent order received from the Federal Reserve Board discussed above.

The Inflation Reduction Act of 2022 (the "IRA") levies a 15% corporate minimum income tax and a 1% excise tax on corporate stock repurchases. To date, these tax law changes have had no immediate effect and we do not expect that they will have a material impact on our results of operations in future periods.

In December 2021, the Organization for Economic Cooperation and Development ("OECD") released model rules introducing a 15% global minimum tax rate for large multinational corporations ("Pillar Two"). Certain countries in which we operate have enacted legislation consistent with the OECD model rules effective beginning in 2024. We are monitoring legislative developments and continuing to evaluate the potential impact of Pillar Two on our consolidated financial statements, but we do not expect that it will have a material impact on our results of operations in future periods.

Outlook and Other Trends Affecting Our Business

Based on the overall macro-economic environment, the effect of high inflation and interest rates, our commitment to making growth-oriented investments and the timing of the related expense savings from our ongoing technology transformation, the previously-disclosed non-renewals in our Consumer Services and B2B Services segments, our decision to wind-down many of our legacy cardholder programs in support of GO2bank, trends occurring within our retail channel in our Consumer Services segment, and our investments in our compliance programs, our consolidated operating profit has declined year-over-year in 2023. However, we do not expect some of these trends or events to recur in 2024. Based on our anticipated growth initiatives and cost reduction measures we have put in place, we expect our 2024 financial results will moderate on a year-over-year basis.

We expect the previously-disclosed non-renewals in our Consumer Services and B2B Service segments and our decision to wind-down many of our legacy cardholder programs in support of GO2bank will impact our year-over-year growth rates in the first half of 2024.

We intend to continue to make growth-oriented investments and incur other expenditures that we believe will benefit our long-term financial results. Our growth-oriented investments are focused on, among other things, cost-effectively re-engaging in strategic marketing initiatives in support of our GO2bank product and other initiatives across our account programs with the objective of returning to active account growth.

During the third quarter of 2023, we completed the final account migrations of our processor conversion. While we will continuously seek opportunities to enhance and invest in our overall technology platform, we expect the implementation of our card management platform will allow us to begin fully realizing reductions in our processing expenses in 2024. Additionally, in February 2024, we also initiated a reduction in workforce that impacted approximately 10% of our global employees. This strategic reduction in force is intended to improve our cost structure, streamline operations, and refocus resources on core strategic priorities.

We expect these cost reduction initiatives to be partially offset by increases in other areas, as we will continue to invest in and incur additional expenses in connection with our AML program, including improvements to our compliance controls, policies and procedures, which we believe will ultimately help us to continue to remediate regulatory matters discussed above and mitigate and reduce our fraud losses over the long term.

During 2022, the Federal Reserve raised interest rates by an aggregate of 425 basis points. During 2023, the Federal Reserve raised rates by an additional 100 basis points, which further contributed to a market slowdown. The market consensus is that interest rates will decrease during 2024, but we expect that an elevated interest rate environment may persist for the foreseeable future. The Federal Reserve's decision-making policies for short-term interest rates will continue to impact the amount of net interest income we earn in the future. In general, while increases in short-term interest rates benefit the yield we earn on our cash, certain of our BaaS partner arrangements allow for the BaaS partner to share in a significant portion of the interest earned from accountholder deposits (which are recorded as a reduction of revenue in our consolidated financial statements), and yields on our investment portfolio tend to lag interest rate increases as securities mature and proceeds are reinvested. Accordingly, the net effect has had and may continue to have a negative impact on our consolidated financial statements, and will be dependent upon future interest rate changes enacted by the Federal Reserve.

Further, the duration and magnitude of the continuing effects of macro-economic factors remain uncertain and dependent on various factors. See "Part I, Item 1A, Risk Factors," for an additional discussion of risks related to macro-economic factors.

Consolidated Key Metrics

We review a number of metrics to help us monitor the performance of, and identify trends affecting, our business. We believe the following measures are the primary indicators of our revenues:

	Year Ended December 31,				Year Ended December 31,			
	2023	2022	Change	%	2022	2021	Change	%
	(In millions, except percentages)							
Gross dollar volume	$ 99,204	$ 73,484	$ 25,720	35.0 %	$ 73,484	$ 70,822	$ 2,662	3.8 %
Number of active accounts*	3.57	4.15	(0.58)	(14.0)%	4.15	5.07	(0.92)	(18.1)%
Purchase volume	$ 22,514	$ 26,687	$ (4,173)	(15.6)%	$ 26,687	$ 33,736	$ (7,049)	(20.9)%
Number of cash transfers	33.86	36.06	(2.2)	(6.1)%	36.06	40.51	(4.45)	(11.0)%
Number of tax refunds processed	14.14	14.57	(0.43)	(3.0)%	14.57	12.14	2.43	20.0 %

* Represents number of active accounts as of December 31, 2023, 2022, and 2021 respectively.

See "Segment Results" for additional information and discussion regarding key metrics performance by segment. The definitions of our key metrics are as follows:

Gross Dollar Volume — Represents the total dollar volume of funds loaded to our account products from direct deposit and non-direct deposit sources. A substantial portion of our gross dollar volume is generated from direct deposit sources. We use this metric to analyze the total amount of money moving onto our account programs, and to determine the overall engagement and usage patterns of our account holder base. This metric also serves as a leading indicator of revenue generated through our Consumer Services and B2B Services segments, inclusive of fees charged to account holders and interchange revenues generated through the spending of account balances.

Number of Active Accounts — Represents any bank account within our Consumer Services and B2B Services segments that is subject to the USA PATRIOT Act of 2001 compliance and, therefore, requires customer identity verification prior to use and is intended to accept ongoing customer cash or ACH deposits. This metric includes checking accounts, general purpose reloadable prepaid card accounts, and secured credit card accounts in our portfolio that had at least one purchase, deposit or ATM withdrawal transaction during the applicable quarter. We use this metric to analyze the overall size of our active customer base and to analyze multiple metrics expressed as an average across this active account base.

Our direct deposit active accounts within our Consumer Services segment, on average, have the longest tenure and generate the majority of our gross dollar volume in any period and thus, generate more revenue over their lifetime than other active accounts. Refer to sub-section entitled Consumer Services under "Segment Results" below for key metric results for direct deposit active accounts.

Purchase Volume — Represents the total dollar volume of purchase transactions made by our account holders. This metric excludes the dollar volume of ATM withdrawals and volume generated by certain BaaS programs where the BaaS partner receives interchange fees and we earn a program management service fee. We use this metric to analyze interchange revenue, which is a key component of our financial performance.

Number of Cash Transfers — Represents the total number of cash transfer transactions conducted by consumers, such as a point-of-sale swipe reload transaction, the purchase of a MoneyPak or an e-cash mobile remittance transaction marketed under various brand names, that we conducted through our retail distributors in a specified period. This metric excludes disbursements made through our Simply Paid wage disbursement platform. We review this metric as a measure of the size and scale of our retail cash processing network, as an indicator of customer engagement and usage of our products and services, and to analyze cash transfer revenue, which is a key component of our financial performance.

Number of Tax Refunds Processed — Represents the total number of tax refunds processed in a specified period. The number of tax refunds processed is most concentrated during the first half of each year and is minimal during the second half of each year. We review this metric as a measure of the size and scale of our tax refund processing platform and as an indicator of customer engagement and usage of its products and services.

Key components of our results of operations

Operating Revenues

We classify our operating revenues into the following four categories:

Card Revenues and Other Fees — Card revenues consist of monthly maintenance fees, ATM fees, new card fees and other revenues. We charge maintenance fees on prepaid cards, checking accounts and certain cash transfer products, such as MoneyPak, pursuant to the terms and conditions in our customer agreements. We charge ATM fees to cardholders when they withdraw money at certain ATMs in accordance with the terms and conditions in our cardholder agreements. We charge new card fees, if applicable, when a consumer purchases a prepaid card, gift card, or a checking account product through our Retail channel. Other revenues consist primarily of revenue associated with our gift card program, annual fees associated with our secured credit card portfolio, transaction-based fees, fees associated with optional products or services, such as our overdraft protection program, and cash-back rewards we offer to cardholders. Our cash-back rewards are recorded as a reduction to card revenues and other fees. Also included in card revenues and other fees are program management service fees earned from our BaaS partners for programs we manage on their behalf.

Our aggregate monthly maintenance fee revenues vary primarily based upon the number of active accounts in our portfolio and the average fee assessed per account. Our average monthly maintenance fee per active account depends upon the mix of products in our portfolio at any given point in time and upon the extent to which fees are waived based on various incentives provided to customers in an effort to encourage higher usage and retention. Our aggregate ATM fee revenues vary based upon the number of cardholder ATM transactions and the average fee per ATM transaction. The average fee per ATM transaction depends upon the mix of products in our portfolio at any given point in time and the extent to which cardholders use ATMs within our free network that carry no fee for cash withdrawal transactions. Our aggregate new card fee revenues vary based upon the number of prepaid cards and checking accounts activated and the average new card fee. The average new card fee depends primarily upon the mix of products that we sell since there are variations in new account fees based on the product and/or the location or source where our products are purchased. The revenue we earn from each of these fees may also vary depending upon the channel in which the active accounts were acquired. For example, certain BaaS programs may not assess monthly maintenance fees and as a result, these accounts may generate lower fee revenue than other active accounts. Our aggregate other fees vary primarily based upon account sales of all types, gift card sales, purchase transactions and the number of active accounts in our portfolio.

Cash Processing Revenues — Cash processing revenues consist of cash transfer revenues, tax refund processing service revenues, Simply Paid disbursement revenues and other tax processing service revenues. We earn cash transfer revenues when consumers fund their cards through a reload transaction at a Green Dot Network retail location. Our aggregate cash transfer revenues vary based upon the mix of locations where reload transactions occur, since reload fees vary by location. We earn tax refund processing service revenues at the point in time when a customer of a third-party tax preparation company chooses to pay his or her tax preparation fee through the use of our tax refund processing services. We earn Simply Paid disbursement fees from our business partners at the point in time payment disbursements are made.

Interchange Revenues — We earn interchange revenues from fees remitted by the merchant's bank, which are based on rates established by the payment networks, at the point in time when customers make purchase transactions using our products. Our aggregate interchange revenues vary based primarily on the number of active accounts in our portfolio, the average transactional volume of the active accounts in our portfolio, the merchant category of spend, and on the mix of cardholder purchases between those using signature identification technologies and those using personal identification numbers and the corresponding rates.

Interest Income, net — Net interest income represents the difference between the interest income earned on our interest-earning assets and the interest expense on our interest-bearing liabilities held at Green Dot Bank. Interest-earning assets include cash from customer deposits, loans, and investment securities. Our interest-bearing liabilities held at Green Dot Bank include interest-bearing deposits. Our net interest income and our net interest margin fluctuate based on changes in the federal funds interest rates and changes in the amount and composition of our interest-bearing assets and liabilities.

Operating Expenses

We classify our operating expenses into the following four categories:

Sales and Marketing Expenses — Sales and marketing expenses consist primarily of the commissions we pay to our retail distributors, brokers and partners, advertising and marketing expenses, and the costs of manufacturing and distributing card packages, placards and promotional materials to our retail distributors and personalized debit cards to consumers who have activated their cards. We generally establish commission percentages in long-term distribution agreements with our retail distributors and partners. Aggregate commissions with our retail distributors are determined by the number of account products and cash transfers sold at their respective retail stores. Commissions with our partners and, in certain cases, our retail distributors are determined by the revenue generated from the ongoing use of the associated card programs. We incur advertising and marketing expenses for television, sponsorships, online and in-store promotions. Advertising and marketing expenses are recognized as incurred and typically deliver a benefit over an extended period of time. For this reason, these expenses do not always track changes in our operating revenues. Our manufacturing and distribution costs vary primarily based on the number of accounts activated by consumers.

Compensation and Benefits Expenses — Compensation and benefits expenses represent the compensation and benefits that we provide to our employees and the payments we make to third-party contractors. While we have an in-house customer service function, we employ third-party contractors to conduct call center operations, handle routine customer service inquiries and provide consulting support in the area of IT operations and elsewhere. Compensation and benefits expenses associated with our customer service and loss management functions generally vary in line with the size of our active account portfolio, while the expenses associated with other functions do not.

Processing Expenses — Processing expenses consist primarily of the fees charged to us by the payment networks, which process transactions for us, the third-party card processors that maintain the records of our customers' accounts and process transaction authorizations and postings for us and the third-party banks that issue our accounts. These costs generally vary based on the total number of active accounts in our portfolio and gross dollar volume transacted by those accounts. Also included in processing expenses are bank fees associated with our tax refund processing services and gateway and network fees associated with our Simply Paid disbursement services. Bank fees generally vary based on the total number of tax refund transfers processed and gateway and network fees vary based on the number of disbursements made.

Other General and Administrative Expenses — Other general and administrative expenses consist primarily of professional services fees, telephone and communication costs, depreciation and amortization of our property and equipment, amortization of our intangible assets, impairment charges of long-lived assets, transaction losses (losses from customer disputed transactions, unrecovered customer purchase transaction overdrafts and fraud), rent and utilities, and insurance. We incur telephone and communication costs primarily from customers contacting us through our toll-free telephone numbers. These costs vary with the total number of active accounts in our portfolio, as do losses from customer disputed transactions, unrecovered customer purchase transaction overdrafts and fraud. Costs associated with professional services, depreciation and amortization of our property and equipment, amortization of our acquired intangible assets, impairment charges of long-lived assets, rent and utilities vary based upon our investment in infrastructure, business development, risk management and internal controls and are generally not correlated with our operating revenues or other transaction metrics.

Income Tax Expense

Our income tax expense consists of the federal and state corporate income taxes accrued on income resulting from the sale of our products and services. As discussed above, while the IRA includes a number of revisions to the Internal Revenue Code ("IRC"), to date, these tax law revisions have had no immediate effect and we do not expect that they will have a material impact on our results of operations going forward.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience, current circumstances and various other assumptions that our management believes to be reasonable under the circumstances. In many instances, we could reasonably use different accounting estimates, and in some instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the critical accounting estimates discussed below are critical to understanding our historical and future performance, as these estimates involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant.

Revenue Recognition

As prescribed under Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers,* we recognize revenues when control of the promised goods or services is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, as determined under a five-step process.

We charge new card fees, if applicable, when a consumer purchases a prepaid card, gift card, or a demand deposit account product through our Retail channel. Our new card fee provides our cardholders a material right and accordingly we defer and recognize new card fee revenues on a straight-line basis over the period commensurate with our performance obligation to our customers. We consider the performance obligation period to be the average card lifetime, which is currently less than one year for our deposit account programs acquired through our Retail channel. The average card lifetime is determined based on recent historical data using the period from sale (or activation) of the card through the date of last positive balance. We reassess average card lifetime quarterly for prepaid cards and checking accounts and annually for gift cards. Average card lifetimes may vary in the future as cardholder behavior changes relative to historical experience because customers are influenced by changes in the pricing of our services, the availability of substitute products, and other factors.

We also defer commissions paid to retail distributors related to new card sales as costs to obtain contracts and expense ratably over the average card lifetime commensurate with our deposit account programs acquired through our Retail channel.

Transaction prices related to our account services are based on stand-alone fees stated within the terms and conditions and may also include certain elements of variable consideration depending upon the product's features, such as cash-back rewards and fee assessments that may overdraw an account. We estimate such amounts using historical data and customer behavior patterns to determine these estimates which are recorded as a reduction to the corresponding fee revenue. Additionally, while the number of transactions that a cardholder may perform is unknown, any uncertainty is resolved at the end of each daily service contract.

The amount of cash-back rewards on our programs varies based on multiple factors, including the terms and conditions for cardholder eligibility, the redemption amount based on cardholder activity, and the cardholder redemption rates. Our estimated cash-back rewards are recorded as a reduction to card revenues and other fees on our consolidated statements of operations and as a component of other accrued liabilities on our consolidated balance sheets. Cash rewards have decreased by approximately 13% for the year ended December 31, 2023 compared to the prior year period, as our cash-back programs have declined, principally from our shift from our legacy products to our GO2bank product which does not have a cash rewards feature. Increases or decreases in our estimate of cash-back rewards is dependent upon cardholder behavioral changes and we periodically evaluate our estimation process and assumptions based on developments in redemption patterns, dollars redeemed and other cardholder behavioral trends. A relatively small change in any of our assumptions could result in a sizable increase or decrease in the amount of cash-back rewards we accrue. For example, on our Green Dot Unlimited product, a combination of a 1% increase in cardholder eligibility and a $1 increase in the average redemption amount would translate to additional cash rewards of approximately $0.5 million. Differences between actual results and our estimates are adjusted in the period that each cardholder's annual rewards cycle is completed.

Reserve for Uncollectible Overdrawn Accounts

For cardholders who are not enrolled or do not meet the eligibility requirements of our overdraft protection program, we generally decline authorization attempts for amounts that exceed the available balance in a cardholder's account, however, the application of card association rules, the timing of the settlement of transactions and the assessment of the card's monthly maintenance fee, among other things, can still result in overdrawn accounts. These overdrawn account balances are deemed to be receivables due from cardholders, and are included as a component of accounts receivable, net, on our consolidated balance sheets.

We generally recover overdrawn account balances from those cardholders that perform a reload transaction and, in some cases, through enforcement of payment network rules, which allow us to recover the amounts from the merchant where the purchase transaction was conducted. However, we are exposed to losses from any unrecovered overdrawn account balances. The probability of recovering these amounts is primarily related to the number of days that have elapsed since an account had transaction activity, such as a purchase, ATM transaction or fee assessment. We generally recover approximately 50-60% of overdrawn account balances in accounts that have had transaction activity in the last 30 days and less than 10% when more than 30 days have elapsed. As such, we establish a reserve for uncollectible overdrawn accounts.

We classify overdrawn accounts by transaction type and age groups based on the number of days since the account last had activity. We then calculate a reserve factor for each transaction type and age group based on the average recovery rate for the most recent six months discussed above. These factors are applied to these groups to estimate our overall reserve. We rely on these historical rates because they have remained relatively consistent over time. Generally, when more than 60 days have passed without any activity in an account, we consider recovery to be remote and charge off the full amount of the overdrawn account balance against the reserve for uncollectible overdrawn accounts. Our actual recovery rates and related estimates thereof may change in the future in response to factors such as customer behavior, product pricing and features that impact the frequency and velocity of reloads and other deposits to such accounts. We include our provision for uncollectible overdrawn accounts related to purchase transactions in other general and administrative expenses in our consolidated statements of operations. See *Note 5—Accounts Receivable* to the Consolidated Financial Statements included herein for more information.

Allowance for Credit Losses

We establish an allowance for estimated credit losses inherent in our loan portfolio over the life of the loans, including our secured credit cards. For each portfolio of loans, we analyze historical loss rates and other factors to determine a loss rate, and consider if adjustments are needed for current conditions, and other reasonable and supportable forecasts beyond our balance sheet date that may differ from historical results. We also consider adjustments based on qualitative factors which in our judgment may affect the expected credit losses including, but not limited to, changes in prevailing economic or market conditions and the estimated value of the underlying collateral for collateral dependent loans. We separately establish specific allowances for impaired loans based on the present value of changes in cash flows expected to be collected, or for impaired loans that are considered collateral dependent, the estimated fair value of the collateral less estimated costs to sell, if any. Overdrawn balances associated with our overdraft protection program are subject to a similar reserve methodology discussed above under "Reserve for Uncollectible Overdrawn Accounts." See *Note 6—Loans to Bank Customers* to the Consolidated Financial Statements included herein for more information.

Goodwill and Intangible Assets

We review the recoverability of goodwill at least annually or whenever significant events or changes occur, which might impair the recovery of recorded costs. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill may not be recoverable include a decline in our stock price and market capitalization, declines in the market conditions of our products, reductions in our future cash flow estimates, and significant adverse industry or economic market trends. We test for impairment of goodwill by first assessing various qualitative factors with respect to developments in our business and the overall economy to determine if it is more likely than not our goodwill is impaired. In the event it is more likely than not the carrying value of our reporting units is greater than its fair value, we calculate the estimated fair value of the reporting unit and record an impairment charge for the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying amount of goodwill. The estimate of fair value requires management to make a number of assumptions and projections, which could include, but would not be limited to, future revenues, earnings and the probability of certain outcomes. We completed our annual goodwill impairment test as of September 30, 2023 and concluded there was no impairment in any of our reporting units.

Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Certain factors which may occur and indicate that an impairment exists include, but are not limited to, the following: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the underlying assets; and significant adverse industry or market economic trends. In reviewing for impairment, we compare the carrying value of such assets to the estimated undiscounted future net cash flows expected from the use of the assets and their eventual disposition. In the event that the carrying value of assets is determined to be unrecoverable, we would estimate the fair value of the assets and record an impairment charge for the excess of the carrying value over the fair value. The estimate of fair value requires management to make a number of assumptions and projections, which could include, but would not be limited to, future revenues, earnings and the probability of certain outcomes. No impairment charges were recognized related to our intangible assets for the years ended December 31, 2023 and 2022. See *Note 9—Goodwill and Intangible Assets* to the Consolidated Financial Statements included herein for more information.

Results of Operations

Pursuant to instruction 1 of the instructions to paragraph 303(b) of Regulation S-K, discussion of the results of operations for the fiscal year ended December 31, 2022 to fiscal year ended December 31, 2021 has been omitted. Such omitted discussion can be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023.

Comparison of Consolidated Results for the Years Ended December 31, 2023 and 2022

Operating Revenues

The following table presents a breakdown of our operating revenues among card revenues and other fees, cash processing revenues, interchange revenues and net interest income:

| | Year Ended December 31, | | | |
| | 2023 | | 2022 | |
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
	(In thousands, except percentages)			
Operating revenues:				
Card revenues and other fees	$ 1,007,565	67.1 %	$ 876,318	60.5 %
Cash processing revenues	225,416	15.0	235,445	16.2
Interchange revenues	231,003	15.4	295,646	20.4
Interest income, net	37,344	2.5	42,157	2.9
Total operating revenues	$ 1,501,328	100.0 %	$ 1,449,566	100.0 %

Card Revenues and Other Fees — Card revenues and other fees totaled $1,007.6 million for the year ended December 31, 2023, an increase of $131.3 million, or 15%, from the comparable prior year period. Card revenues and other fees increased primarily due to growth in gross dollar volume in our B2B Services segment programs, which resulted in higher program management service fees earned from our BaaS partners. In addition, card revenues and other fees also increased due to customer adoption of optional features launched on our card programs, such as our overdraft protection program. These increases were partially offset by decreases in cardholder fees, such as monthly maintenance fees, new card fees and ATM fees for the reasons discussed above in "Overview."

Cash Processing Revenues — Cash processing revenues totaled $225.4 million for the year ended December 31, 2023, a decrease of $10.0 million, or 4%, from the comparable prior year period. The decrease is primarily due to a decline in the number of cash transfers processed year-over-year as a result of lower active accounts within our Consumer Services and B2B Services segments, partially offset by an increase in the number of cash transfers processed for third-party programs as discussed above in "Overview." To a lesser extent, cash processing revenues also decreased due to lower overall tax processing revenues, as a result of a 3% decrease in the number of tax refunds processed.

Interchange Revenues — Interchange revenues totaled $231.0 million for the year ended December 31, 2023, a decrease of $64.6 million, or 22%, from the comparable prior year period. The decrease was primarily due to a 16% decrease in purchase volume during the year ended December 31, 2023, as well as a lower effective interchange rate for the comparable periods. Our interchange fees have both fixed and variable components, and as a result, the effective rate we earn may vary based on the size of transactions, among other factors. In addition, our interchange rate declined due to a mix shift toward categories of consumer purchases with lower effective rates.

Interest Income, net — Net interest income totaled $37.3 million for the year ended December 31, 2023, a decrease of $4.9 million, or 11%, from the comparable prior year period. The decrease in net interest income was the result of an increase in interest shared with certain BaaS partners (a reduction of revenue), partially offset by higher yields on our cash balances, each driven by increases in short-term interest rates by the Federal Reserve.

Operating Expenses

The following table presents a breakdown of our operating expenses among sales and marketing, compensation and benefits, processing, and other general and administrative expenses:

	Year Ended December 31,				
	2023			**2022**	
	Amount	**% of Total Operating Revenues**		**Amount**	**% of Total Operating Revenues**
		(In thousands, except percentages)			
Operating expenses:					
Sales and marketing expenses	$ 245,325	16.3 %	$	297,900	20.6 %
Compensation and benefits expenses	238,528	15.9		243,939	16.8
Processing expenses	639,228	42.6		481,460	33.2
Other general and administrative expenses	355,577	23.7		331,892	22.9
Total operating expenses	$ 1,478,658	98.5 %	$	1,355,191	93.5 %

Sales and Marketing Expenses — Sales and marketing expenses totaled $245.3 million for the year ended December 31, 2023, a decrease of $52.6 million, or 18% compared to the year ended December 31, 2022. This decrease was primarily driven by a decrease in sales commissions due to lower revenues generated from certain products that are subject to tiered revenue-sharing agreements and our strategic decision to reduce marketing spend on GO2bank in the beginning of the fiscal year in our Direct channel in response to market trends. In addition, our sales and marketing expenses decreased as a result of lower supply chain expenses, which consists of debit card plastics and related materials, as a result of a lower number of active accounts for the comparable periods and the non-renewal of certain partner programs as previously disclosed.

Compensation and Benefits Expenses — Compensation and benefits expenses totaled $238.5 million for the year ended December 31, 2023, a decrease of $5.4 million, or 2%, compared to the year ended December 31, 2022. The decrease was primarily due to lower accrued bonus compensation expense, partially offset by an increase in third-party call center support costs associated with the growth of certain programs within our B2B Services segment.

Processing Expenses — Processing expenses totaled $639.2 million for the year ended December 31, 2023, an increase of $157.7 million, or 33%, compared to the year ended December 31, 2022. This increase was principally due to growth in gross dollar volume on certain BaaS account programs within our B2B Services segment, partially offset by reductions in processor costs realized from the migration to our in-licensed card management system.

Other General and Administrative Expenses — Other general and administrative expenses totaled $355.6 million for the year ended December 31, 2023, an increase of $23.7 million, or 7%, from the comparable prior year period. The increase in other general and administrative expenses during the year ended December 31, 2023 was in part due to an estimated accrual we recorded based on a proposed consent order we and our subsidiary bank received from the Federal Reserve Board, as discussed above in "Overview." Other general and administrative expenses also increased due to an increase in overall transaction losses attributable to an increase in the amount of customer dispute volume across our portfolios and higher professional services fees related to our AML program, partially offset by a $13 million legal settlement and certain impairment charges of internal-use software that were recorded in the prior year comparable period, which in each case did not recur in 2023.

Income Tax Expense

The following table presents a breakdown of our effective tax rate among federal, state and other:

	Year Ended December 31,	
	2023	2022
U.S. federal statutory tax rate	**21.0 %**	21.0 %
State income taxes, net of federal tax benefit	**2.0**	2.2
Foreign tax rate differential	**(1.5)**	(0.3)
General business credits	**(25.0)**	(3.2)
Stock-based compensation	**28.8**	3.2
IRC 162(m) limitation	**0.4**	0.8
Bank owned life insurance	**(4.2)**	(0.7)
Nondeductible penalties	**29.1**	0.1
Global intangible low-taxed income tax	**2.0**	0.3
Other	**1.5**	0.1
Effective tax rate	**54.1 %**	23.5 %

Our income tax expense totaled $7.9 million for the year ended December 31, 2023, representing a decrease of $11.8 million from the comparable prior year period. The decrease in income tax expense was primarily driven by the decrease in our operating income, partially offset by an increase in our effective tax rate.

Our effective tax rate for the year ended December 31, 2023 is higher than our statutory federal income tax rate primarily due to the expense associated with tax shortfalls from stock-based compensation, the expense related to nondeductible penalties, and higher expenses related to state taxes, net of federal benefits, partially offset by higher tax benefits from general business credits and cash value growth in bank owned life insurance policies. The increase in nondeductible penalties for the year ended December 31, 2023 is related to the tax effect associated with the estimated accrual for our proposed consent order received from the Federal Reserve Board discussed above in "Overview." Our effective tax rate for the year ended December 31, 2022 is higher than our statutory federal income tax rate primarily due to higher taxes from tax shortfalls from stock-based compensation, and higher expenses related to state taxes, net of federal benefits, partially offset by higher tax benefits from general business credits.

The "Other" category in our effective tax rate consists of a variety of permanent differences, none of which were individually significant.

Segment Results

Consumer Services

	Year Ended December 31,		Change	%
	2023	2022		
	(In thousands, except percentages)			
Financial Results				
Segment revenues	**$ 498,617**	$ 586,798	$ (88,181)	(15.0)%
Segment expenses	**321,427**	364,650	(43,223)	(11.9)%
Segment profit	**$ 177,190**	$ 222,148	$ (44,958)	(20.2)%
Key Metrics	(In millions, except percentages)			
Gross dollar volume	**$ 19,708**	$ 23,257	$ (3,549)	(15.3)%
Number of active accounts*	**2.05**	2.37	(0.32)	(13.5)%
Direct deposit active accounts*	**0.49**	0.63	(0.14)	(22.2)%
Purchase volume	**$ 15,193**	$ 18,136	$ (2,943)	(16.2)%

* Represents number of active and direct deposit active accounts as of December 31, 2023 and 2022, respectively.

As additional supplemental information, our key metrics within our Consumer Services segment is presented on a quarterly basis as follows:

	2023				2022			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(In millions)							
Key Metrics								
Gross dollar volume	$ 4,290	$ 4,619	$ 5,122	$ 5,677	$ 5,426	$ 5,495	$ 5,715	$ 6,621
Number of active accounts*	2.05	2.16	2.35	2.41	2.37	2.51	2.78	3.04
Direct deposit active accounts*	0.49	0.52	0.59	0.60	0.63	0.66	0.67	0.69
Purchase volume	$ 3,312	$ 3,553	$ 3,984	$ 4,344	$ 4,229	$ 4,302	$ 4,588	$ 5,017

* Represents number of active and direct deposit active accounts as of each period end.

Segment revenues within Consumer Services for the year ended December 31, 2023 decreased $88.2 million, or 15%, compared to the prior year comparable period, while our segment expenses for the year ended December 31, 2023 decreased $43.2 million, or 12%.

Our gross dollar volume, purchase volume, the average number of active accounts and the average number of direct deposit active accounts across the year decreased during the year ended December 31, 2023 by 15%, 16%, 16% and 17%, respectively, from the comparable prior year period, primarily from each of the several factors discussed above in "Overview." These factors include our strategic decision to reduce marketing spend on GO2bank in the beginning of the fiscal year in response to market trends and observed changes in consumer traffic within our retail locations, both of which have negatively impacted account acquisition, our decision to wind-down many of our legacy cardholder programs in support of GO2bank, as well as the non-renewal of one of our retail partner programs as previously disclosed.

Our monthly maintenance fee revenues, new card fee revenues, ATM fee revenues and interchange revenues decreased as a result of the decreases in each of our key metrics stated above. In addition, our interchange rate declined due to a mix shift toward categories of consumer purchases with lower effective rates. These decreases were partially offset by increased customer adoption of optional features launched on our card programs, such as our overdraft protection program.

Our segment profit for the year ended December 31, 2023 decreased by approximately 20% from the prior year comparable period. Consumer Services expenses for the year ended December 31, 2023 decreased year-over-year due to several factors, including a decrease in sales commissions from lower revenues on products subject to tiered revenue-sharing agreements, a decrease in marketing spend on GO2bank, lower supply chain expenses, and lower processing expenses from our processor migration, each as discussed above, partially offset by an increase in transactions losses attributable in part to an increase in customer dispute volume across our portfolios.

B2B Services

	Year Ended December 31,		Change	%
	2023	2022		
	(In thousands, except percentages)			
Financial Results				
Segment revenues	$ 772,991	$ 594,468	$ 178,523	30.0 %
Segment expenses	695,688	508,096	187,592	36.9 %
Segment profit	$ 77,303	$ 86,372	$ (9,069)	(10.5)%
Key Metrics	(In millions, except percentages)			
Gross dollar volume	$ 79,496	$ 50,227	$ 29,269	58.3 %
Number of active accounts*	1.52	1.78	(0.26)	(14.6)%
Purchase volume	$ 7,321	$ 8,551	$ (1,230)	(14.4)%

* Represents number of active accounts as of December 31, 2023 and 2022, respectively.

As additional supplemental information, our key metrics within our B2B Services segment is presented on a quarterly basis as follows:

	2023				2022			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(In millions)							
Key Metrics								
Gross dollar volume	$ 22,065	$ 20,217	$ 19,602	$ 17,612	$ 14,584	$ 13,187	$ 11,641	$ 10,815
Number of active accounts*	1.52	1.51	1.36	1.43	1.78	1.82	1.83	1.89
Purchase volume	$ 1,961	$ 1,809	$ 1,750	$ 1,801	$ 2,063	$ 2,141	$ 2,172	$ 2,175

* Represents number of active accounts as of each period end.

Segment revenues within our B2B Services for the year ended December 31, 2023 increased $178.5 million, or 30%, compared to the prior year period, while our segment expenses for the year ended December 31, 2023 increased $187.6 million, or 37%.

Our total gross dollar volume during the year ended December 31, 2023 increased by 58% from the prior year comparable period, despite the average number of active accounts across the year decreasing by 20% year-over-year. We have continued to experience organic growth from both new and existing users in certain BaaS programs that tend to yield higher gross dollar volume per active user. The growth in gross dollar volume from these programs resulted in a net increase in segment revenue due to higher program management service fees earned from these BaaS partners. This increase was partially offset by a decrease in active accounts and the associated purchase volume, which decreased due to the non-renewals of certain other BaaS partners as previously disclosed, resulting in a lower amount of interchange revenue earned year-over-year. Purchase volume decreased by approximately 14% for the year ended December 31, 2023 from the prior year comparable period.

B2B Services expenses increased for the year ended December 31, 2023 principally due to higher processing expenses and third-party call center support costs, each associated with the growth of certain BaaS account programs, and higher overall transaction losses as a result of the increase in gross dollar volume. This segment also experienced margin compression because certain BaaS partnerships were structured based on a fixed profit and therefore, our segment profit for certain arrangements will not scale with revenue growth.

Money Movement Services

	Year Ended December 31,			
	2023	2022	Change	%
	(In thousands, except percentages)			
Financial Results				
Segment revenues	$ 209,674	$ 222,192	$ (12,518)	(5.6)%
Segment expenses	96,498	104,362	(7,864)	(7.5)%
Segment profit	$ 113,176	$ 117,830	$ (4,654)	(3.9)%
Key Metrics	(In millions, except percentages)			
Number of cash transfers	33.86	36.06	(2.2)	(6.1)%
Number of tax refunds processed	14.14	14.57	(0.43)	(3.0)%

As additional supplemental information, our key metrics within our Money Movement Services segment is presented on a quarterly basis as follows:

	2023				2022			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(In millions)							
Key Metrics								
Number of cash transfers	8.19	8.31	8.66	8.70	9.03	9.16	9.00	8.87
Number of tax refunds processed	0.16	0.20	3.87	9.91	0.20	0.28	4.48	9.61

Segment revenues within our Money Movement services for the year ended December 31, 2023 decreased $12.5 million, or 6%, from the comparable prior year period, and segment expenses for the year ended December 31, 2023 decreased $7.9 million, or 8%.

The decrease in segment revenues for the year ended December 31, 2023 was driven primarily by a lower number of cash transfers processed, which decreased by 6% from the prior year comparable period. The Green Dot Network is a service provider to accountholders in our Consumer Services and B2B Services segments, as well as third-party programs. The decrease in cash transfers was the result of lower active accounts within our Consumer Services and B2B Services segments discussed above, partially offset by an increase in the number of cash transfers processed for third-party programs. To a lesser extent, this decrease was also driven by a decrease in our tax processing revenues, as the number of tax refunds processed decreased by 3% from the prior year comparable period principally due to lower volumes from our online consumer tax channels.

Money Movement Services segment expenses decreased for the year ended December 31, 2023 by 8% and segment profit increased by approximately 4% year-over-year. Segment expenses decreased for the year ended December 31, 2023 primarily due to a decrease in third-party call center support costs as a result of lower volumes from our tax refund processing services and tax platform efficiencies, and decreases in sales commissions from lower cash transfer revenues.

Corporate and Other

	Year Ended December 31,			
	2023	2022	Change	%
	(In thousands, except percentages)			
Financial Results				
Unallocated revenue and inter-segment eliminations	$ 2,513	$ 20,151	$ (17,638)	(87.5)%
Unallocated corporate expenses and inter-segment eliminations	199,308	207,747	(8,439)	(4.1)%
	$ (196,795)	$ (187,596)	$ (9,199)	4.9 %

Revenues within Corporate and Other are comprised of net interest income, certain other investment income earned by our bank, interest profit sharing arrangements with certain BaaS partners (a reduction of revenue) and eliminations of inter-segment revenues. Unallocated corporate expenses include eliminations of inter-segment expenses and our fixed expenses such as salaries, wages and related benefits for our employees, professional services fees, software licenses, telephone and communication costs, rent, utilities and insurance. These costs are not considered when our CODM evaluates the performance of our three reportable segments since they are not directly attributable to any reporting segment. Non-cash expenses such as stock-based compensation, depreciation and amortization of long-lived assets, impairment charges and other non-recurring expenses that are not considered by our CODM when evaluating our overall consolidated financial results are excluded from our unallocated corporate expenses above. Refer to *Note 24—Segment Information* to the Consolidated Financial Statements included herein for a summary reconciliation.

Revenues within our Corporate and Other segment decreased primarily due to the portion of interest we share with certain BaaS partners (a reduction of revenue). Net interest income decreased by 11% for the year ended December 31, 2023 from the prior year comparable period. The increase in interest shared with certain BaaS partners (a reduction of revenue) was partially offset by higher yields on our cash, each driven by increases in short-term interest rates by the Federal Reserve.

Unallocated corporate expenses for the year ended December 31, 2023 decreased year-over-year by approximately 4%, driven primarily by lower salary and wage expenses and related benefits for the comparable periods due to lower accrued bonus compensation, partially offset by higher professional services fees related to our AML program, and higher hosting costs and software licenses as a result of our technology transformation.

Capital Requirements for Bank Holding Companies

Our subsidiary bank, Green Dot Bank, is a member bank of the Federal Reserve System and our primary regulators are the Federal Reserve Board and the Utah Department of Financial Institutions. We and Green Dot Bank are subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines, we and Green Dot Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Basel III rules, which were promulgated by the Federal Reserve and other U.S. banking regulators, provide for risk-based capital, leverage and liquidity standards. Under the Basel III rules, we must maintain a ratio of common equity Tier 1 capital to risk-weighted assets of at least 4.5%, a ratio of Tier 1 capital to risk-weighted assets of at least 6%, a ratio of total capital to risk-weighted assets of at least 8% and a minimum Tier 1 leverage ratio of 4.0%. Either or both of Green Dot Corporation and Green Dot Bank may qualify for and opt to use, from time to time, the community bank leverage ratio framework under the Federal Reserve's version of the U.S. Basel III Rules. Under the community bank leverage ratio framework, a qualifying community banking organization may generally satisfy its capital requirements (and capital conservation buffer) under the U.S. Basel III rules provided that it has a Tier 1 leverage ratio greater than 9% and satisfies other applicable conditions. Commencing in 2021, Green Dot Corporation and Green Dot Bank qualified for (including, in the case of Green Dot Bank, through grace periods) and opted to use the community bank leverage ratio framework. We expect that Green Dot Corporation will continue to qualify for and use the community bank leverage ratio framework, and that Green Dot Bank will calculate and disclose its risk-based capital ratios and Tier 1 leverage ratio under standardized approach of the U.S. Basel III Rules.

As of December 31, 2023 and 2022, we and Green Dot Bank were categorized as "well capitalized" under applicable regulatory standards. To be categorized as "well capitalized," we and Green Dot Bank must maintain specific total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There were no conditions or events since December 31, 2023 which management believes would have changed our category as "well capitalized."

The definitions associated with the amounts and ratios below are as follows:

Ratio	Definition
Tier 1 leverage ratio	Tier 1 capital divided by average total assets
Common equity Tier 1 capital ratio	Common equity Tier 1 capital divided by risk-weighted assets
Tier 1 capital ratio	Tier 1 capital divided by risk-weighted assets
Total risk-based capital ratio	Total capital divided by risk-weighted assets

Terms	Definition
Tier 1 capital and Common equity Tier 1 capital	Includes common stock and retained earnings, adjusted for items primarily related to accumulated OCI, goodwill, deferred tax assets and intangibles.
Total capital	Tier 1 capital plus supplemental capital items such as the allowance for credit losses, subject to certain limits
Average total assets	Average total consolidated assets during the period less deductions and adjustments primarily related to goodwill, deferred tax assets and intangibles assets
Risk-weighted assets	Represents the amount of assets or exposure multiplied by the standardized risk weight (%) associated with that type of asset or exposure. The standardized risk weights are prescribed in the bank capital rules and reflect regulatory judgment regarding the riskiness of a type of asset or exposure

The actual amounts and ratios, and required "well capitalized" minimum capital amounts and ratios at December 31, 2023 and 2022, were as follows:

		December 31, 2023		
	Amount	Ratio	Regulatory Minimum	"Well-capitalized" Minimum
		(In thousands, except ratios)		
Green Dot Corporation:				
Tier 1 leverage	$ 730,459	17.9 %	4.0 %	n/a
Common equity Tier 1 capital	$ 730,459	38.0 %	4.5 %	n/a
Tier 1 capital	$ 730,459	38.0 %	6.0 %	6.0 %
Total risk-based capital	$ 749,623	39.0 %	8.0 %	10.0 %
Green Dot Bank:				
Tier 1 leverage	$ 404,559	9.8 %	4.0 %	5.0 %
Common equity Tier 1 capital	$ 404,559	27.8 %	4.5 %	6.5 %
Tier 1 capital	$ 404,559	27.8 %	6.0 %	8.0 %
Total risk-based capital	$ 412,966	28.4 %	8.0 %	10.0 %

		December 31, 2022		
	Amount	Ratio	Regulatory Minimum	"Well-capitalized" Minimum
		(In thousands, except ratios)		
Green Dot Corporation:				
Tier 1 leverage	$ 661,404	16.6 %	4.0 %	n/a
Common equity Tier 1 capital	$ 661,404	40.1 %	4.5 %	n/a
Tier 1 capital	$ 661,404	40.1 %	6.0 %	6.0 %
Total risk-based capital	$ 675,043	40.9 %	8.0 %	10.0 %
Green Dot Bank:				
Tier 1 leverage	$ 389,541	9.6 %	4.0 %	5.0 %
Common equity Tier 1 capital	$ 389,541	31.2 %	4.5 %	6.5 %
Tier 1 capital	$ 389,541	31.2 %	6.0 %	8.0 %
Total risk-based capital	$ 397,870	31.8 %	8.0 %	10.0 %

Liquidity and Capital Resources

The following table summarizes our major sources and uses of cash for the periods presented:

	Year Ended December 31,	
	2023	2022
	(In thousands)	
Total cash provided by (used in)		
Operating activities	$ 97,519	$ 277,686
Investing activities	33,157	(820,188)
Financing activities	(264,019)	36,707
Decrease in unrestricted cash, cash equivalents and restricted cash	$ (133,343)	$ (505,795)

During the years ended December 31, 2023 and 2022, we financed our operations primarily through our cash flows provided by operating activities and customer funds held on deposit. From time to time, we may also finance short-term working capital activities through our borrowings under our credit facility. As of December 31, 2023, our primary source of liquidity was unrestricted cash and cash equivalents totaling $682.3 million. We also consider our $2.2 billion of investment securities available-for-sale to be highly-liquid instruments.

We use trend and variance analysis as well as our detailed budgets and forecasts to project future cash needs, making adjustments to the projections when needed. We believe that our current unrestricted cash and cash equivalents, cash flows from operations and borrowing capacity under our credit facility will be sufficient to meet our working capital, capital expenditures, equity method investee capital commitments, and any other capital needs for at least the next 12 months. We are currently not aware of any trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way that will impact our capital needs during or beyond the next 12 months. We continue to monitor the impact of material trends on our business to ensure our liquidity and capital resources remain appropriate throughout this period of uncertainty.

Cash Flows from Operating Activities

Our $97.5 million of net cash provided by operating activities during the year ended December 31, 2023 principally resulted from $6.7 million of net income, adjusted for certain non-cash operating expenses of $158.9 million, and a decrease in net working capital assets and liabilities of $68.1 million.

The year-over-year decrease in our net cash provided by operating activities during the year ended December 31, 2023 is principally due to a $57.5 million decline in net income and net working capital changes associated with cash paid for taxes, increases in volume of fee advances, and timing impacts associated with the non-renewal of programs discussed above. Our cash paid for taxes was adversely impacted by the requirement to capitalize and amortize research and development expenses under Section 174 of the IRC. Although Congress is considering legislation that would reinstate and extend Section 174 expensing for certain research and experimental expenditures, the possibility that this will happen is uncertain. See *Note 14—Income Taxes* of the Consolidated Financial Statements included herein for additional information.

Our $277.7 million of net cash provided by operating activities during the year ended December 31, 2022 principally resulted from $64.2 million of net income, adjusted for certain non-cash operating expenses of $168.7 million, and an increase in net working capital assets and liabilities of $44.8 million.

Cash Flows from Investing Activities

Our $33.2 million of net cash provided by investing activities during the year ended December 31, 2023 primarily reflects net proceeds from sales and maturities of our available-for-sale investment securities of $176.9 million, payments for property, equipment and internal-use software of $75.9 million, net changes in loans of $29.0 million, and capital contributions related to our investment in TailFin Labs, LLC of $35.0 million.

The year-over-year increase in our net cash provided by investment activities during the year ended December 31, 2023 is principally associated with maturities of our investment securities and our decision not to reinvest the proceeds into new investment securities.

Our $820.2 million of net cash used in investing activities during the year ended December 31, 2022 primarily reflects purchases of available-for-sale investment securities, net of proceeds from sales and maturities of $634.3 million, payments for property, equipment and internal-use software of $84.3 million, net changes in loans of $32.1 million, purchases of bank-owned life insurance policies of $31.9 million and capital contributions related to our investment in TailFin Labs, LLC of $35.0 million.

Cash Flows from Financing Activities

Our $264.0 million of net cash used in financing activities for the year ended December 31, 2023 was principally the result of a net decrease in customer deposits of $159.4 million and a net decrease in obligations to customers of $132.2 million, partially offset by net borrowings on our revolving credit facility of $26.0 million.

Our $36.7 million of net cash provided by financing activities for the year ended December 31, 2022 was principally the result of a net increase in customer deposits of $157.1 million, and net borrowings on our revolving credit facility of $35.0 million, partially offset by share repurchases of our Class A common stock of $95.5 million and a net decrease in obligations to customers of $54.0 million.

Other Sources of Liquidity: 2019 Revolving Facility

In October 2019, we entered into a secured credit agreement with Wells Fargo Bank, National Association, and other lenders party thereto. The credit facility provides for a $100.0 million five-year revolving line of credit (the "2019 Revolving Facility"), maturing in October 2024. We use the proceeds of any borrowings under the 2019 Revolving Facility for working capital and other general corporate purposes, subject to the terms and conditions set forth in the credit agreement. We classify amounts outstanding on our consolidated balance sheets based on the remaining duration of the credit facility, however, we may make voluntary repayments at any time prior to maturity. As of December 31, 2023, the outstanding balance on the 2019 Revolving Facility was $61.0 million, with $39.0 million available for use.

In March 2023, we amended the terms of our agreement to replace LIBOR with the Secured Overnight Financing Rate ("SOFR"). At our election, loans made under the credit agreement bear interest at 1) an adjusted SOFR rate (the "SOFR Rate") or 2) a base rate determined by reference to the highest of (a) the United States federal funds rate plus 0.50%, (b) the Wells Fargo prime rate, and (c) an adjusted SOFR rate plus 1.0% (the "Base Rate"), plus in either case, an applicable margin. The applicable margin for borrowings depends on our total leverage ratio and varies from 1.25% to 2.00% for SOFR Rate loans and 0.25% to 1.00% for Base Rate loans. The interest rate on our outstanding balance as of December 31, 2023 was 7.23%.

We are also subject to certain financial covenants, which include maintaining a minimum fixed charge coverage ratio and a maximum consolidated leverage ratio at the end of each fiscal quarter, as defined in the agreement. At December 31, 2023, we were in compliance with all such covenants.

Material Cash Requirements

While the overall macro-economic environment, the effect of high inflation and interest rates, and other factors described in "Outlook and Other Trends Affecting Our Business" above have created economic uncertainty and impacted how we manage our liquidity and capital resources, we anticipate that we will continue to develop and invest in property, equipment and internal-use software as necessary in the normal course of our business. The amount and timing of these payments and the related cash outflows in future periods is difficult to predict and is dependent on a number of factors including the rate of change of computer hardware and software used in our business and our business outlook as a result of macro-economic uncertainties. We intend to continue to invest in new products and programs, including GO2bank, new features for our existing products and IT infrastructure in order to scale and operate effectively to meet our strategic objectives. We expect our capital expenditures in 2024 to be lower compared to our capital expenditures in 2023, but at similar levels compared to our annual investments in recent years. We expect to fund these capital expenditures primarily through our cash flows provided by operating activities.

We have used cash to acquire businesses and technologies and we anticipate that we may continue to do so in the future. The nature of these transactions, however, makes it difficult to predict the amount and timing of such cash requirements.

Additionally, we may make periodic cash contributions to our subsidiary bank, Green Dot Bank, to maintain its capital, leverage and other financial commitments at levels we have agreed to with our regulators. If another economic relief package is signed into law that provides for substantial additional direct payments and unemployment benefits, we may need to increase the size of our cash contributions to Green Dot Bank to maintain its capital, leverage and other financial commitments.

Contractual Obligations

On January 2, 2020, we effectuated our agreement with Walmart to jointly establish a new fintech accelerator under the name TailFin Labs, LLC, with a mission to develop innovative products, services and technologies that sit at the intersection of retail shopping and consumer financial services. We hold a 20% ownership interest in the entity, in exchange for annual capital contributions of $35.0 million per year from January 2020 through January 2024. Our final payment under this commitment was paid in January 2024. See *Note 7—Equity Method Investment* to the Consolidated Financial Statements included herein for additional information.

Our remaining leases have terms of less than 1 year to approximately 9 years, subject to renewal options of varying terms, and as of December 31, 2023, we had a total lease liability of $6.1 million. See *Note 20—Leases* to the Consolidated Financial Statements included herein for additional information regarding our lease liabilities as of December 31, 2023.

In the normal course of business, we enter into various agreements with our vendors and retail distributors that may subject us to minimum annual requirements. While our contractual commitments will have an impact on our future liquidity, we believe that we will be able to adequately fulfill these obligations through cash generated from operations and from our existing cash balances.

Statistical Disclosure by Bank Holding Companies

The following section presents supplemental information for Bank Holding Companies. The tables in this section include Green Dot Bank information only.

Distribution of Assets, Liabilities and Stockholders' Equity

The following table presents average balance data and interest income and expense data for our banking operations, as well as the related interest yields and rates for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,								
	2023			**2022**			**2021**		
	Average balance	Interest income/ interest expense	Yield/ rate	Average balance	Interest income/ interest expense	Yield/ rate	Average balance	Interest income/ interest expense	Yield/ rate
	(In thousands, except percentages)								
Assets									
Interest-bearing assets									
Loans (1)	$ 23,801	$ 2,315	9.7 %	$ 19,608	$ 2,273	11.6 %	$ 25,101	$ 2,316	9.2 %
Taxable investment securities	2,671,049	49,920	1.9	2,581,235	40,349	1.6	1,271,329	13,831	1.1
Non-taxable investment securities	29,491	814	2.8	27,852	727	2.6	28,956	712	2.5
Federal reserve stock	7,794	345	4.4	7,693	324	4.2	7,069	322	4.6
Fee advances	13,068	3,276	25.1	9,672	2,061	21.3	6,756	1,491	22.1
Cash	548,044	29,981	5.5	965,070	13,085	1.4	2,012,597	2,539	0.1
Total interest-bearing assets	3,293,247	86,651	2.6 %	3,611,130	58,819	1.6 %	3,351,808	21,211	0.6 %
Non-interest bearing assets	311,643			258,260			286,441		
Total assets	$ 3,604,890			$ 3,869,390			$ 3,638,249		
Liabilities									
Interest-bearing liabilities									
Checking accounts	$ 1,461	$ 7	0.5 %	$ 2,204	$ 38	1.7 %	$ 5,345	$ 5	0.1 %
Savings deposits	23,945	15	0.1	16,004	128	0.8	26,745	25	0.1
Time deposits, denominations greater than or equal to $250	1,320	26	2.0	1,833	40	2.2	1,827	26	1.4
Time deposits, denominations less than $250	3,599	56	1.6	3,313	31	0.9	3,142	37	1.2
Total interest-bearing liabilities	30,325	104	0.3 %	23,354	237	1.0 %	37,059	93	0.3 %
Non-interest bearing liabilities	3,495,342			3,683,481			3,304,652		
Total liabilities	3,525,667			3,706,835			3,341,711		
Total stockholders' equity	79,223			162,555			296,538		
Total liabilities and stockholders' equity	$ 3,604,890			$ 3,869,390			$ 3,638,249		
Net interest income/yield on earning assets		$ 86,547	2.3 %		$ 58,582	0.6 %		$ 21,118	0.4 %

_____

(1) Non-performing loans are included in the respective average loan balances. Income, if any, on such loans is recognized on a cash basis.

The following table presents the amount of changes in interest income and interest expense due to changes in both average volume and average rate for the years ended:

	December 31, 2023			December 31, 2022		
	Total Change in Interest Income/ Expense	Change Due to Rate (1)	Change Due to Volume (1)	Total Change in Interest Income/ Expense	Change Due to Rate (1)	Change Due to Volume (1)
			(In thousands)			
Interest-earning assets						
Loans	$ 42	$ (128)	$ 170	$ (43)	$ (294)	$ 251
Taxable investment securities	9,571	8,126	1,445	26,518	7,896	18,622
Non-taxable investment securities	87	43	44	15	40	(25)
Federal reserve stock	21	17	4	2	(13)	15
Fee advances	1,215	406	809	570	(50)	620
Cash	16,896	19,701	(2,805)	10,546	11,141	(595)
Change in interest income	$ 27,832	$ 28,165	$ (333)	$ 37,608	$ 18,720	$ 18,888
Interest-bearing liabilities						
Checking accounts	$ (31)	$ (16)	$ (15)	$ 33	$ 34	$ (1)
Savings deposits	(113)	(245)	132	103	109	(6)
Time deposits, denominations greater than or equal to $250	(14)	(4)	(10)	14	14	—
Time deposits, denominations less than $250	25	22	3	(6)	(8)	2
Change in interest expense	(133)	(243)	110	144	149	(5)
Change in net interest income and expense	$ 27,965	$ 28,408	$ (443)	$ 37,464	$ 18,571	$ 18,893

_____

(1) The change in interest income and expense not solely due to changes in volume or rate has been allocated on a pro-rata basis to the volume and rate columns.

Maturities and Sensitivities to Changes in Interest Rates

The following table presents contractual maturities of loans by type. All of our loans due after one year are based upon fixed interest rates under the stated terms of the loan agreements:

	Due in one year or less	Due after one year through five years	Due after five years through fifteen years	Due after fifteen years	Total
			(In thousands)		
Residential	$ 35	$ 537	$ 4,523	$ —	$ 5,095
Commercial	2,517	41	158	—	2,716
Installment	1,063	668	2,626	—	4,357
Consumer	20,019	—	—	—	20,019
Secured credit card	9,730	—	—	—	9,730
Total fixed-income securities	$ 33,364	$ 1,246	$ 7,307	$ —	$ 41,917

Allocation of Reserve of Credit Losses

The following table shows the reserve for credit losses allocated to each loan category:

| | December 31, 2023 | | December 31, 2022 | |
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(In thousands, except percentages)			
Residential	$ 67	0.6 %	$ 83	0.9 %
Commercial	31	0.3	29	0.3
Installment	66	0.6	38	0.4
Consumer	10,032	88.1	7,880	86.8
Secured credit card	1,187	10.4	1,048	11.6
Total	$ 11,383	100.0 %	$ 9,078	100.0 %

Deposits

The following table shows Green Dot Bank's average deposits and the annualized average rate paid on those deposits for the years ended December 31, 2023, 2022, and 2021:

| | December 31, 2023 | | December 31, 2022 | | December 31, 2021 | |
	Average Balance	Weighted-Average Rate	Average Balance	Weighted-Average Rate	Average Balance	Weighted-Average Rate
	(In thousands, except percentages)					
Interest-bearing deposit accounts						
Checking accounts	$ 1,461	0.5 %	$ 2,204	1.7 %	$ 5,345	0.1 %
Savings deposits	23,945	0.1	16,004	0.8	26,745	0.1
Time deposits, denominations greater than or equal to $250	1,320	2.0	1,833	2.2	1,827	1.4
Time deposits, denominations less than $250	3,599	1.6	3,313	0.9	3,142	1.2
Total interest-bearing deposit accounts	30,325	0.3 %	23,354	1.0 %	37,059	0.3 %
Non-interest bearing deposit accounts	3,220,323		3,286,137		2,926,280	
Total deposits	$ 3,250,648		$ 3,309,491		$ 2,963,339	

Our aggregate deposits in denominations that met or exceeded FDIC limits were $310 million, $215 million and $180 million as of December 31, 2023, 2022 and 2021, respectively. Our time deposits portfolio in excess of FDIC limits is not material at December 31, 2023.

Key Financial and Credit Ratios

The following tables show certain of Green Dot Bank's key financial and credit ratios for the years ended December 31, 2023, 2022, and 2021:

	December 31, 2023	December 31, 2022	December 31, 2021
Net return on assets	2.3 %	3.3 %	2.0 %
Net return on equity	104.2	79.2	24.6
Equity to assets ratio	2.2	4.2	8.1
Allowance for credit losses to total loans outstanding	27.2	29.8	22.4
Nonaccrual loans to total loans outstanding	6.1	7.3	3.4
Allowance for credit losses to nonaccrual loans	442.1	405.4	648.9

	December 31, 2023	December 31, 2022	December 31, 2021
Net charge-offs during the period to average loans outstanding:	(In thousands)		
Consumer			
Net charge-off during the period	$ 20,111	$ 25,521	$ 18,798
Average amount outstanding	10,036	16,337	7,578
Secured credit card			
Net charge-off during the period	3,895	3,308	1,382
Average amount outstanding	12,398	10,924	14,062

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential for economic losses from changes in market factors such as foreign currency exchange rates, credit, interest rates and equity prices. We believe that we have limited exposure to risks associated with changes in foreign currency exchange rates, interest rates and equity prices. We have no significant foreign operations. We do not hold or enter into derivatives or other financial instruments for trading or speculative purposes.

Interest rates

While operating net interest income has become a meaningful component to our consolidated operating results, we do not consider our investment portfolio to be subject to material interest rate risk since it is comprised predominantly of fixed rate securities. The composition of our portfolio is price sensitive to rate changes, which can impact unrealized gains or losses in our portfolio. However, we have the ability, liquidity and intent to hold these instruments until such securities in our portfolio recover their amortized cost bases, which may be at maturity. Our cash and cash equivalents are also subject to changes in short-term rates. The FOMC increased the federal funds target rate in July 2023 to a range of 5.25%-5.50%, which will continue to impact the amount of net interest income we earn. While it is expected that the FOMC will decrease interest rates during 2024, we expect that an elevated interest rate environment may persist for the foreseeable future. The FOMC's decision-making policies for short-term interest rates will continue to impact the amount of net interest income we earn in the future. In addition, certain of our BaaS partner arrangements allow for the BaaS partner to share in a significant portion of the interest earned from accountholder deposits (which are recorded as a reduction of revenue) and yields on our investment portfolio tend to lag interest rate increases as securities mature and proceeds are reinvested. Accordingly, the net effect has had and we expect may continue to have a negative impact on our consolidated financial statements.

As of December 31, 2023, we had $61.0 million outstanding under our $100.0 million line of credit agreement. Refer to *Note 11—Debt* to the Consolidated Financial Statements included herein for additional information. Should we require additional liquidity from our line of credit, our borrowings are expected to be at variable rates of interest and would expose us to interest rate risk. Although any short-term borrowings under our revolving credit facility would likely be insensitive to interest rate changes, interest expense on short-term borrowings will increase and decrease with changes in the underlying short-term interest rates. For example, assuming our credit agreement is drawn up to its maximum borrowing capacity of $100.0 million, based on the applicable SOFR and margin in effect as of December 31, 2023, each quarter point of change in interest rates would result in a $0.3 million change in our annual interest expense.

We actively monitor our interest rate exposure and our objective is to reduce, where we deem appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates. In order to accomplish this objective, we may enter into derivative financial instruments, such as forward contracts and interest rate hedge contracts only to the extent necessary to manage our exposure. We do not hold or enter into derivatives or other financial instruments for trading or speculative purposes.

Inflation risks

It is difficult to assess whether inflation has or will have a material effect on our business, financial condition or results of operations. Nonetheless, if our borrowing rates were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through rate increases. Our inability or failure to do so could harm our business, financial condition and results of operations. Additionally, interest rate increases may adversely impact our customers' spending levels or our customers' ability to pay outstanding amounts owed to us. However, we believe this risk is largely offset by the higher interest rate yields on our cash and investment portfolios as well as anticipated increases in consumer spending caused by inflation that would result in increased interchange revenue. Further, because the majority of our investment portfolio is subject to longer maturity dates, we believe the risk of realized losses from selling fixed income securities at a discount to the market is immaterial.

Credit and liquidity risks

We are exposed to credit and liquidity risks associated with the financial institutions that hold our cash and cash equivalents, restricted cash, available-for-sale investment securities, settlement assets due from retail distributors, third-party payment processors and other partners that collect funds and fees from our customers, and amounts due from our issuing banks for fees collected on our behalf.

We manage the credit and liquidity risks associated with our cash and cash equivalents, available-for-sale investment securities, loans and amounts due from issuing banks by maintaining an investment policy that restricts our correspondent banking relationships to approved, well capitalized institutions and restricts investments to highly liquid, low credit risk assets. Our policy has limits related to liquidity ratios, the concentration that we may have with a single institution or issuer and effective maturity dates as well as restrictions on the type of assets that we may invest in. The management Asset Liability Committee is responsible for monitoring compliance with our Capital Asset Liability Management policy and related limits on an ongoing basis, and reports regularly to the risk committee of our Board of Directors.

Our exposure to credit risk associated with settlement assets is mitigated due to the short time period, currently an average of two days that settlement assets are outstanding. We perform an initial credit review and assign a credit limit to each new retail distributor, third-party payment processors and other partners. We monitor each partner's settlement asset exposure and its compliance with its specified contractual settlement terms on a daily basis and assess their credit limit and financial condition on a periodic basis. Our management's Enterprise Risk Management Committee is responsible for monitoring partner exposure and assigning credit limits and reports regularly to the risk committee of our Board of Directors. We continue to monitor our exposure to credit risk with our retail distributors and other business partners in light of the current macro-economic uncertainties.

ITEM 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Green Dot Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Green Dot Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Green Dot Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Green Dot Corporation as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements") and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of management on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California

February 29, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Green Dot Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Green Dot Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Revenue Recognition
Description of the Matter	As shown in the consolidated statement of operations and discussed in Note 2 and Note 3 of the consolidated financial statements, the Company recorded card revenues and other fees of $1,007.6 million, interchange revenues of $231.0 million, and cash processing revenues of $225.4 million in operating revenues for the year ended December 31, 2023. Card revenues and other fees consist of monthly maintenance fees, new card fees, ATM fees, transaction-based fees and other card revenues, which include revenue associated with the Company's overdraft protection fees, gift card program revenues and BaaS partner program management service fees. The Company records estimated cash back rewards as a reduction to card revenues and other fees. Cash processing revenues include cash transfer revenues, tax refund processing service revenues, Simply Paid disbursement revenues, and other tax processing service revenues. The Company's revenue recognition differs between each of these discrete revenue streams. The Company recognizes revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services.

Except for gift card program revenues and BaaS partner program management service fees, auditing card revenues and other fees (monthly maintenance fees, new card fees, ATM fees, transaction-based fees and overdraft protection fees), interchange revenues, and cash transfer revenues (collectively, "Revenue") was complex due to the high aggregate dollar value and large volume of revenue-generating transactions, the number of contracts involved with each revenue stream, the number of systems and processes involved in the processing of such transactions, including third-party service organizations.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's processes, systems and controls related to the recognition of Revenue, including, among others, controls related to management's assessment of when control of goods and services is transferred to customers, the Company's use of relevant third-party service organizations.

Our audit procedures included, among others, assessing a sample of contracts to determine whether terms that may impact revenue recognition were identified and properly considered in the Company's evaluation of the accounting for the contracts, calculating revenue per transaction based upon the card revenues and other fees, interchange revenues, and cash transfer revenues recognized and relevant non-financial metrics for each revenue stream (e.g., purchase volumes and number of card activations) and comparing the revenue per transaction for each revenue stream to historical trends and expectations based on contractual rates and historical data. We tested revenue transaction details on a sample basis for certain card revenues and other fees revenue by agreeing such revenues and fees to third party supporting documentation.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2005.

Los Angeles, California
February 29, 2024

GREEN DOT CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2023	2022
Assets	(In thousands, except par value)	
Current assets:		
Unrestricted cash and cash equivalents	$ 682,263	$ 813,945
Restricted cash	4,239	5,900
Investment securities available-for-sale, at fair value	33,859	—
Settlement assets	737,989	493,395
Accounts receivable, net	110,141	74,437
Prepaid expenses and other assets	69,419	78,155
Total current assets	1,637,910	1,465,832
Investment securities available-for-sale, at fair value	2,203,142	2,363,687
Loans to bank customers, net of allowance for credit losses of $11,383 and $9,078 as of December 31, 2023 and 2022, respectively	30,534	21,421
Prepaid expenses and other assets	221,656	192,901
Property, equipment, and internal-use software, net	179,376	160,222
Operating lease right-of-use assets	5,342	8,316
Deferred expenses	1,546	14,547
Net deferred tax assets	117,139	117,167
Goodwill and intangible assets	420,477	445,083
Total assets	$ 4,817,122	$ 4,789,176
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 119,870	$ 113,891
Deposits	3,293,603	3,450,105
Obligations to customers	314,278	218,239
Settlement obligations	57,001	40,691
Amounts due to card issuing banks for overdrawn accounts	225	328
Other accrued liabilities	91,239	98,580
Operating lease liabilities	3,369	3,167
Deferred revenue	6,343	25,029
Line of credit	61,000	—
Income tax payable	6,262	11,641
Total current liabilities	3,953,190	3,961,671
Other accrued liabilities	1,895	5,777
Operating lease liabilities	2,687	5,247
Line of credit	—	35,000
Total liabilities	3,957,772	4,007,695
Commitments and contingencies (Note 21)		
Stockholders' equity:		
Class A common stock, $0.001 par value; 100,000 shares authorized as of December 31, 2023 and 2022; 52,816 and 51,674 shares issued and outstanding as of December 31, 2023 and 2022, respectively	53	52
Additional paid-in capital	375,980	340,575
Retained earnings	770,304	763,582
Accumulated other comprehensive loss	(286,987)	(322,728)
Total stockholders' equity	859,350	781,481
Total liabilities and stockholders' equity	$ 4,817,122	$ 4,789,176

See notes to consolidated financial statements

GREEN DOT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2023	2022	2021
	(In thousands, except per share data)		
Operating revenues:			
Card revenues and other fees	$ 1,007,565	$ 876,318	$ 788,834
Cash processing revenues	225,416	235,445	245,539
Interchange revenues	231,003	295,646	380,037
Interest income, net	37,344	42,157	18,787
Total operating revenues	1,501,328	1,449,566	1,433,197
Operating expenses:			
Sales and marketing expenses	245,325	297,900	382,163
Compensation and benefits expenses	238,528	243,939	264,686
Processing expenses	639,228	481,460	389,284
Other general and administrative expenses	355,577	331,892	330,590
Total operating expenses	1,478,658	1,355,191	1,366,723
Operating income	22,670	94,375	66,474
Interest expense, net	3,027	255	150
Other expense, net	(5,010)	(10,199)	(2,624)
Income before income taxes	14,633	83,921	63,700
Income tax expense	7,911	19,709	16,220
Net income	$ 6,722	$ 64,212	$ 47,480
Basic earnings per common share:	$ 0.13	$ 1.20	$ 0.87
Diluted earnings per common share:	$ 0.13	$ 1.19	$ 0.85
Basic weighted-average common shares issued and outstanding:	52,251	53,351	54,070
Diluted weighted-average common shares issued and outstanding:	52,510	53,871	55,220

See notes to consolidated financial statements

GREEN DOT CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Net income	$ 6,722	$ 64,212	$ 47,480
Other comprehensive income and loss			
Unrealized holding income (loss), net of tax	35,741	(292,921)	(33,235)
Comprehensive income (loss)	$ 42,463	$ (228,709)	$ 14,245

See notes to consolidated financial statements

GREEN DOT CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Class A Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
			(In thousands)			
Balance at December 31, 2020	54,034	$ 54	$ 354,460	$ 651,890	$ 3,428	$ 1,009,832
Common stock issued under stock plans, net of withholdings and related tax effects	834	1	(4,824)	—	—	(4,823)
Stock-based compensation	—	—	51,419	—	—	51,419
Net income	—	—	—	47,480	—	47,480
Other comprehensive loss	—	—	—	—	(33,235)	(33,235)
Balance at December 31, 2021	54,868	$ 55	$ 401,055	$ 699,370	$ (29,807)	$ 1,070,673
Common stock issued under stock plans, net of withholdings and related tax effects	870	1	229	—	—	230
Stock-based compensation	—	—	34,812	—	—	34,812
Repurchases of Class A Common Stock	(4,064)	(4)	(95,521)	—	—	(95,525)
Net income	—	—	—	64,212	—	64,212
Other comprehensive loss	—	—	—	—	(292,921)	(292,921)
Balance at December 31, 2022	51,674	$ 52	$ 340,575	$ 763,582	$ (322,728)	$ 781,481
Common stock issued under stock plans, net of withholdings and related tax effects	1,142	1	1,661	—	—	1,662
Stock-based compensation	—	—	33,744	—	—	33,744
Net income	—	—	—	6,722	—	6,722
Other comprehensive income	—	—	—	—	35,741	35,741
Balance at December 31, 2023	52,816	$ 53	$ 375,980	$ 770,304	$ (286,987)	$ 859,350

See notes to consolidated financial statements

63

GREEN DOT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Operating activities			
Net income	$ 6,722	$ 64,212	$ 47,480
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property, equipment and internal-use software	58,714	57,101	57,024
Amortization of intangible assets	24,257	23,509	27,775
Provision for uncollectible overdrawn accounts from purchase transactions	24,771	13,771	19,822
Provision for loan losses	26,311	32,352	24,978
Stock-based compensation	33,744	34,812	51,419
Losses (earnings) in equity method investments	9,310	15,648	(1,579)
Amortization of (discount) premium on available-for-sale investment securities	(2,276)	(1,434)	2,563
Impairment of long-lived assets	—	4,264	—
Deferred income tax (benefit) expense	(11,867)	(6,674)	2,722
Other	(4,100)	(4,666)	144
Changes in operating assets and liabilities:			
Accounts receivable, net	(60,475)	(7,807)	(32,468)
Prepaid expenses and other assets	3,354	5,417	(9,171)
Deferred expenses	13,001	2,308	1,477
Accounts payable and other accrued liabilities	690	41,098	(5,308)
Deferred revenue	(19,539)	(3,694)	1,282
Income tax receivable/payable	(5,613)	11,716	(14,128)
Other, net	515	(4,247)	(6,999)
Net cash provided by operating activities	97,519	277,686	167,033
Investing activities			
Purchases of available-for-sale investment securities	—	(931,549)	(1,395,599)
Proceeds from maturities of available-for-sale securities	176,665	293,748	196,958
Proceeds from sales and calls of available-for-sale securities	186	3,488	6,823
Payments for property, equipment and internal-use software	(75,942)	(84,326)	(57,432)
Net changes in loans	(28,970)	(32,057)	(28,385)
Investment in TailFin Labs, LLC	(35,000)	(35,000)	(35,000)
Purchases of other investments	—	(31,934)	(55,000)
Other investing activities	(3,782)	(2,558)	(852)
Net cash provided by (used in) investing activities	33,157	(820,188)	(1,368,487)
Financing activities			
Borrowings on revolving line of credit	282,000	100,000	—
Repayments on revolving line of credit	(256,000)	(65,000)	—
Proceeds from exercise of options and ESPP purchases	5,565	6,177	8,041
Taxes paid related to net share settlement of equity awards	(3,903)	(5,947)	(12,864)
Net changes in deposits	(159,436)	157,140	555,062
Net changes in settlement assets and obligations to customers	(132,245)	(53,991)	488,654
Contingent consideration payments	—	(1,647)	(4,000)
Repurchase of Class A common stock	—	(95,525)	—
Other financing activities	—	(4,500)	(4,500)
Net cash (used in) provided by financing activities	(264,019)	36,707	1,030,393
Net decrease in unrestricted cash, cash equivalents and restricted cash	(133,343)	(505,795)	(171,061)
Unrestricted cash, cash equivalents and restricted cash, beginning of period	819,845	1,325,640	1,496,701
Unrestricted cash, cash equivalents and restricted cash, end of period	$ 686,502	$ 819,845	$ 1,325,640
Cash paid for interest	$ 5,923	$ 627	$ 1,434
Cash paid for income taxes	$ 24,351	$ 12,966	$ 27,200
Reconciliation of unrestricted cash, cash equivalents and restricted cash			
Unrestricted cash and cash equivalents	$ 682,263	$ 813,945	$ 1,322,319
Restricted cash	4,239	5,900	3,321
Total unrestricted cash, cash equivalents and restricted cash, end of period	$ 686,502	$ 819,845	$ 1,325,640

See notes to consolidated financial statements

Note 1—Organization

Green Dot Corporation ("we," "our," or "us" refer to Green Dot Corporation and its consolidated subsidiaries) is a financial technology and registered bank holding company committed to giving all people the power to bank seamlessly, affordably, and with confidence. Our technology platform enables us to build products and features that address the most pressing financial challenges of consumers and businesses, transforming the way they manage and move money, and making financial empowerment more accessible for all. We offer a broad set of financial services to consumers and businesses including debit, checking, credit, prepaid, and payroll cards, as well as robust money processing services, such as tax refunds, cash deposits and disbursements.

We were incorporated in Delaware in 1999 and became a bank holding company under the Bank Holding Company Act and a member bank of the Federal Reserve System in December 2011.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include the results of Green Dot Corporation and our wholly-owned subsidiaries. We prepared the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. We consolidated our wholly-owned subsidiaries and eliminated all significant intercompany balances and transactions.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. These financial statements were prepared using information reasonably available as of December 31, 2023 and through the date of this report. The accounting estimates used in the preparation of our consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results may differ from these estimates due to a variety of factors, including those identified under "Part I, Item 1A. Risk Factors" in this report.

Unrestricted Cash and Cash Equivalents

We consider all unrestricted highly liquid investments with an original maturity of three months or less to be unrestricted cash and cash equivalents.

Investment Securities

Our investment portfolio is primarily comprised of fixed income securities. We classify these securities as available-for-sale and report them at fair value with the related unrealized gains and losses, net of tax, included in accumulated other comprehensive income or loss, unless credit related. We establish an allowance for credit losses limited by the amount that the fair value of the investment is less than its amortized cost. If the impairment of the investment security is credit-related, the impairment is recorded in earnings with any subsequent improvements in credit recognized through a reversal of the allowance established. Non-credit related impairment is recorded in accumulated other comprehensive income or loss, a component of stockholders' equity. We classify investment securities with maturities less than or equal to 365 days as current assets.

We regularly evaluate each fixed income security where the value has declined below amortized cost to assess whether the decline in fair value is credit or non-credit related. In determining whether an impairment is credit related or not, we consider the extent of the decline in fair value compared to the security's amortized cost, the presence of adverse conditions such as the financial condition of the issuer, the payment structure of the security, credit rating changes and other qualitative factors, as well as whether we either plan to sell the security or it is more likely-than-not that we will be required to sell the security before recovery of its amortized cost. If we intend to sell an investment security or believe we will more-likely-than-not be required to sell a security, we record the full amount of the impairment in earnings.

Interest on fixed income securities, including amortization of premiums and accretion of discounts, is included in interest income.

Note 2—Summary of Significant Accounting Policies (continued)

Settlement Assets, Obligations to Customers and Settlement Obligations

Settlement assets represent the amounts due from our retail distributors and other partners for customer funds collected at the point of sale that have not yet been received by our subsidiary bank, payroll deposits funded in advance (up to two days early) to certain cardholders who are eligible to participate in our early direct deposit programs and amounts due from third-party payment processors for customer transactions.

At the point of sale, our retail distributors and other partners collect customer funds for purchases of new cards and utilization of our cash transfer services and then remit these funds directly to our subsidiary bank. Additionally, certain of our deposit account programs can be funded from external accounts and that funding is settled with third-party payment processors. Remittance of these funds with our retail distributors, third-party payment processors and other partners takes an average of two business days.

Obligations to customers generally represent customer funds related to our products and services for transactions that have not yet settled. Settlement obligations represent the customer funds received by our subsidiary bank that are due to third-party card issuing banks.

Accounts Receivable, net

Accounts receivable is comprised principally of trade accounts receivable, receivables due from card issuing banks, overdrawn account balances due from cardholders, fee advances and other receivables. We record accounts receivable net of reserves for estimated uncollectible accounts. Receivables due from card issuing banks primarily represent revenue-related funds held at the third-party card issuing banks related to our network branded programs that have yet to be remitted to us. These receivables are generally collected within a short period of time based on the remittance terms in our agreements with the third-party card issuing banks. Fee advances represent short-term advances to in-person tax return preparation companies made prior to and during tax season. These advances are collateralized by their clients' tax preparation fees and are generally collected within a short period of time as the in-person tax preparation companies begin preparing and processing their clients' tax refunds.

Overdrawn Account Balances Due from Cardholders and Reserve for Uncollectible Overdrawn Accounts

For cardholders who are not enrolled or do not meet eligibility requirements of our overdraft protection program, we generally decline authorization attempts for amounts that exceed the available balance in a cardholder's account, however, the application of card association rules, the timing of the settlement of transactions and the assessment of the card's monthly maintenance fee, among other things, can still result in overdrawn accounts. These overdrawn account balances are deemed to be receivables due from cardholders, and are included as a component of accounts receivable, net, on our consolidated balance sheets. We are exposed to losses from any unrecovered overdrawn account balances. Our provision for overdrawn account balances from purchase transactions is included as a component of other general and administrative expenses on our consolidated statements of operations.

We classify overdrawn accounts from purchase transactions into age groups based on the number of days that have elapsed since an account last had activity, such as a purchase, ATM transaction or fee assessment. We calculate a reserve factor for each age group based on the average recovery rate for the most recent six months. These factors are applied to these age groups to estimate our overall expected loss reserve. When more than 60 days have passed without activity in an account, we write off the full amount of the overdrawn account balance.

Restricted Cash

As of December 31, 2023 and 2022, restricted cash amounted to $4.2 million and $5.9 million, respectively. Restricted cash principally relates to pre-funding obligations for cardholder accounts at third-party issuing banks.

Loans to Bank Customers

We report loans measured at historical cost at their outstanding principal balances, net of any charge-offs, and for purchased loans, net of any unaccreted discounts. We recognize interest income as it is earned.

Note 2—Summary of Significant Accounting Policies (continued)

Nonperforming Loans

Nonperforming loans generally include loans that have been placed on nonaccrual status. We generally place loans and secured credit cards on nonaccrual status when they are past due 90 days or more. We reverse the related accrued interest receivable and apply interest collections on nonaccrual loans as principal reductions; otherwise, we credit such collections to interest income when received. These loans may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected. For our secured credit card portfolio, when an account is past due 90 days, collateral deposits are applied against outstanding credit card balances. Any balance, inclusive of principal and interest in excess of the collateral balance is charged off at 180 days.

We consider a loan to be impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Once we determine a loan to be impaired, we measure the impairment based on the present value of the expected future cash flows discounted at the loan's effective interest rate. We may also measure impairment based on observable market prices, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral less estimated costs to sell. If the recorded investment in impaired loans exceeds this amount, we establish a specific allowance as a component of the allowance for credit losses or by adjusting an existing valuation allowance for the impaired loan.

Allowance for Credit Losses

We establish an allowance for estimated credit losses inherent in our loan portfolio over the life of the loans, including our secured credit cards and overdrawn balances associated with our overdraft protection program. For each portfolio of loans, we analyze historical loss rates and other factors to determine a loss rate, and consider if adjustments are needed for current conditions, and other reasonable and supportable forecasts beyond our balance sheet date that may differ from historical results. We also consider adjustments based on qualitative factors which in our judgment may affect the expected credit losses including, but not limited to, changes in prevailing economic or market conditions and the estimated value of the underlying collateral for collateral dependent loans. We separately establish specific allowances for impaired loans based on the present value of changes in cash flows expected to be collected, or for impaired loans that are considered collateral dependent, the estimated fair value of the collateral less estimated costs to sell, if any.

Property and Equipment

We carry our property and equipment at cost less accumulated depreciation and amortization. We generally compute depreciation on property and equipment using the straight-line method over the estimated useful lives of the assets, except for land, which is not depreciated. We generally compute amortization on tenant improvements using the straight-line method over the shorter of the related lease term or estimated useful lives of the improvements. We expense expenditures for maintenance and repairs as incurred.

We capitalize certain internal and external costs incurred to develop internal-use software during the application development stage. We also capitalize the cost of specified upgrades and enhancements to internal-use software that result in additional functionality. Once a development project is substantially complete and the software is ready for its intended use, we begin depreciating these costs on a straight-line basis over the internal-use software's estimated useful life.

The estimated useful lives of the respective classes of assets are as follows:

Land	N/A
Building	30 years
Computer equipment, furniture and office equipment	3-10 years
Computer software purchased	3 years
Capitalized internal-use software	3-7 years
Tenant improvements	Shorter of the useful life or the lease term

Note 2—Summary of Significant Accounting Policies (continued)

Leases

We determine if an arrangement is or contains a lease at inception of the agreement. Right-of-use (ROU) assets and liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only fixed payments stated in the leases at the time of commencement. Variable lease payments that are not based on a specified rate or index are expensed when incurred. Since an implicit interest rate for our leases generally cannot be determined under our contracts, we use an incremental borrowing rate based on the information available to us at the commencement date in determining the present value of our lease payments. Our incremental borrowing rate is based on a variety of considerations, including borrowing rates currently available to us for loans with similar terms and market participant information based on credit spreads for issuers of similar risk and credit rating.

The ROU asset also reflects any lease payments made prior to commencement and is recorded net of any lease incentives received. Our ROU asset and liability reflects, as applicable, options to extend or terminate a lease when it is reasonably certain that we will exercise such options. We exclude all leases with an initial term of 12 months or less under the short term lease exemption. We have also made a policy election to combine our lease and non-lease components for each of our existing classes of leased assets. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Lease expense is recognized on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected undiscounted future cash flows from an asset is less than the carrying amount of the asset, we estimate the fair value of the assets. We measure the loss as the amount by which the carrying amount exceeds its fair value calculated using the present value of estimated net future cash flows. No impairment charges were recognized related to long-lived assets for the years ended December 31, 2023 or 2021. We recorded total impairment charges of $4.3 million for the year ended December 31, 2022 related to internal-use software that we determined would no longer be utilized. These impairment charges are included in other general and administrative expenses in our consolidated statements of operations.

Goodwill and Intangible Assets

Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment, at the reporting unit level. A reporting unit, as defined under applicable accounting guidance, is an operating segment or one level below an operating segment, referred to as a component. We first assess qualitative factors to determine whether it is more likely-than-not (i.e., a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying value. This step serves as the basis for determining whether it is necessary to perform the quantitative impairment test. If it is more likely-than-not goodwill is impaired, a quantitative impairment test compares the estimated fair value of each reporting unit to its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired, however, if the carrying amount of the reporting unit exceeds its estimated fair value, the difference is recorded as an impairment loss directly to goodwill. We may in any given period bypass the qualitative assessment and proceed directly to a quantitative method to assess and measure impairment of the reporting unit's goodwill.

For intangible assets subject to amortization, we recognize an impairment loss if the carrying amount of the intangible asset is not recoverable and exceeds its estimated fair value. The carrying amount of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. No impairment charges were recognized related to goodwill or intangible assets for the years ended December 31, 2023, 2022 and 2021.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which is our best estimate of the pattern of economic benefit, based on legal, contractual, and other provisions. The estimated useful lives of the intangible assets, which consist primarily of customer relationships and trade names, range from 3-15 years.

Note 2—Summary of Significant Accounting Policies (continued)

Amounts Due to Card Issuing Banks for Overdrawn Accounts

Third-party card issuing banks fund overdrawn cardholder account balances on our behalf. Amounts funded are due from us to the card issuing banks based on terms specified in the agreements with the card issuing banks. Generally, we expect to settle these obligations within two months.

Fair Value

Under applicable accounting guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. As such, fair value reflects an exit price in an orderly transaction between market participants on the measurement date.

We determine the fair values of our financial instruments based on the fair value hierarchy established under applicable accounting guidance, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following describes the three-level hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include fixed income securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. government and agency mortgage-backed fixed income securities and corporate fixed income securities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgment or estimation. The fair value for such assets and liabilities is generally determined using pricing models, market comparables, discounted cash flow methodologies or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability. This category generally includes certain private equity investments and certain asset-backed securities.

Revenue Recognition

Our operating revenues consist of card revenues and other fees, cash processing revenues and interchange revenues. The core principle of the revenue standard is that these revenues will be recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, as determined under a five-step process.

A description of our principal revenue generating activities is as follows:

Card Revenues and Other Fees

Card revenues and other fees consist of monthly maintenance fees, new card fees, ATM fees, and other card revenues. We earn these fees based upon the underlying terms and conditions with each of our cardholders that obligate us to stand ready to provide account services to each of our cardholders over the contract term. Agreements with our cardholders are considered daily service contracts as they are not fixed in duration. Also included in card revenues and other fees are program management service fees earned from our BaaS partners for cardholder programs we manage on their behalf.

We charge maintenance fees on a monthly basis pursuant to the terms and conditions in the applicable cardholder agreements. We recognize monthly maintenance fees ratably over each day in the monthly bill cycle in which the fee is assessed, which represents the period our cardholders receive the benefits of our services and our performance obligation is satisfied. To the extent a maintenance fee results in an overdrawn cardholder balance, we only reflect the net amount we expect to receive based on, among other things, the number of days that have elapsed since an account last had activity, such as a purchase or an ATM transaction.

Note 2—Summary of Significant Accounting Policies (continued)

We charge new card fees when a consumer purchases a new card in a retail store. The new card fee provides our cardholders a material right and accordingly, we defer and recognize new card fee revenues on a straight-line basis over our average card lifetime, which is currently less than one year for our deposit account programs acquired through our Retail channel. The average card lifetime is determined based on recent historical data using the period from sale (or activation) of the card through the date of last positive balance. We reassess average card lifetime for prepaid cards and checking accounts quarterly and gift cards annually. We report the unearned portion of new card fees as a component of deferred revenue in our consolidated balance sheets. See Contract Balances discussed in *Note 3—Revenues*, for further information.

We charge ATM fees to cardholders when they withdraw money at certain ATMs in accordance with the terms and conditions in our cardholder agreements. We recognize ATM fees when the withdrawal is made by the cardholder, which is the point in time our performance obligation is satisfied and service is performed. Since our cardholder agreements are considered daily service contracts, our performance obligations for these types of transactional based fees are satisfied on a daily basis, or as each transaction occurs.

Other revenues consist primarily of revenue associated with our gift card program, transaction-based fees and fees associated with optional products or services, such as our overdraft protection program, which we offer our cardholders at their election. Since our performance obligations are settled daily, we recognize most of these fees at the point in time the transactions occur which is when the underlying performance obligation is satisfied. In the case of our gift card program, we record the related revenues using the redemption method. To the extent a fee results in an overdrawn cardholder balance, we only reflect the net amount we expect to receive based on, among other things, the number of days that have elapsed since an account last had activity, such as a purchase or an ATM transaction.

We also offer cash-back rewards to cardholders on certain programs. The amount of these cash rewards varies based on multiple factors, including the terms and conditions for cardholder eligibility, the redemption amount based on cardholder activity, and the cardholder redemption rates. We accrue our estimated cash-back rewards as a component of other accrued liabilities on our consolidated balance sheets and as a reduction to card revenues and other fees on our consolidated statements of operations.

Substantially all our fees are collected from our cardholders at the time the fees are assessed and debited from their account balance.

Program management service fees from our BaaS partners are generally earned over time on a monthly basis, pursuant to the terms of each program management agreement. Our agreements are generally multi-year arrangements of varying lengths. We recognize these fees as our program management services are rendered each month.

Cash Processing Revenues

Our cash processing revenues consist of cash transfer revenues, Simply Paid disbursement revenues, and tax refund processing service revenues.

We generate cash transfer revenues when consumers purchase our cash transfer products (reload services) in a retail store. Our reload services are subject to the same terms and conditions in each of the applicable cardholder agreements as discussed above. We recognize these revenues at the point in time the reload services are completed. Similarly, we earn Simply Paid disbursement fees from our business partners as payment disbursements are made.

We earn tax refund processing service revenues when a customer of a third-party tax preparation company chooses to pay their tax preparation fee through the use of our tax refund processing services. Revenues we earn from these services are generated from our contractual relationships with the tax software transmitters. These contracts may be multi-year agreements and vary in length, however, our underlying promise obligates us to process each refund transfer on a transaction by transaction basis as elected by the taxpayer. Accordingly, we recognize tax refund processing service revenues at the point in time we satisfy our performance obligation by remitting each taxpayer's proceeds from his or her tax return.

Note 2—Summary of Significant Accounting Policies (continued)

Interchange

We earn interchange revenues from fees remitted by the merchant's bank, which are based on rates established by the payment networks, such as Visa and Mastercard, when account holders make purchase transactions using our card products and services. We recognize interchange revenues at the point in time the transactions occur, as our performance obligation is satisfied.

Principal vs Agent

For all our significant revenue-generating arrangements, we record revenues on a gross basis except for our tax refund processing service revenues which are recorded on a net basis.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of sales commissions, advertising and marketing expenses, and the costs of manufacturing and distributing card packages, placards, promotional materials to our retail distributors' locations and personalized cards to consumers who have activated their cards.

We pay our retail distributors, and brokers' commissions based on sales of our cards and cash transfer products in their stores. We defer and expense commissions related to new cards sales ratably over the average card lifetime, which is currently less than one year for our cards acquired through our Retail channel. Absent a new card fee, we recognize the cost of the related commissions immediately. We recognize the cost of commissions related to cash transfer products when the cash transfer transactions are completed. We recognize costs for the production of advertising as incurred. The cost of media advertising is recorded when the advertising first takes place. We record the costs associated with card packages and placards as prepaid expenses, and for our cards acquired in our Retail channel, we record the costs associated with personalizing the cards as deferred expenses. We recognize the prepaid cost of card packages and placards over the related sales period, and we amortize the deferred cost of personalizing the cards, when activated, over the average card lifetime.

Included in sales and marketing expenses are advertising and marketing expenses of $28.5 million, $31.2 million and $42.6 million and shipping and handling costs of $1.7 million, $2.3 million and $1.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. Also included in sales and marketing expenses are use taxes to various states related to purchases of materials since we do not charge sales tax to customers when new cards or cash transfer transactions are purchased.

Stock-Based Compensation

We record stock-based compensation expense based on the grant-date fair value of the award. For stock options and stock purchases under our employee stock purchase plan, or ESPP, we base compensation expense on fair values estimated at the grant date using the Black-Scholes option-pricing model. For stock awards, including restricted stock units, we base compensation expense on the fair value of our common stock at the grant date. We recognize compensation expense for awards with only service conditions that have graded vesting schedules on a straight-line basis over the vesting period of the award. Vesting is based upon continued service to our company and we account for any forfeitures as they occur.

We have issued performance-based restricted stock units and performance-based options to our executive officers and employees that are subject to performance conditions, market conditions, or a combination thereof.

For awards subject to performance conditions, we determine the grant-date fair value of the stock and recognize compensation cost for the awards if and when we conclude it is probable that the performance metrics will be satisfied, over the requisite service period. The grant-date fair value of the awards are not subsequently remeasured, however, we reassess the probability of vesting at each reporting period and record a cumulative adjustment to compensation expense based on the likelihood the performance metrics will be achieved. For awards subject to market conditions, we base compensation expense on the fair value estimated at the date of grant using a Monte Carlo simulation or similar lattice model. We recognize compensation expense over the requisite service period regardless of the market condition being satisfied, provided that the requisite service has been rendered, since the estimated grant date fair value incorporates the probability of outcomes that the market condition will be achieved.

Note 2—Summary of Significant Accounting Policies (continued)

Under our retirement policy, any service-based requirement for unvested stock awards held by a retirement eligible employee is eliminated. Accordingly, the related compensation expense is recognized immediately for qualifying awards granted to eligible employees, or in the case of ineligible employees who later become eligible under the retirement policy, over the period from the grant date to the date a qualifying retirement is achieved, if earlier than the standard vesting dates. Performance-based awards issued to retirement eligible employees remain subject to the stock awards' annual performance targets and the expense is adjusted accordingly based on expected achievement.

We measure the fair value of equity instruments issued to non-employees based on the grant-date fair value, and recognize the related expense in the same periods that the goods or services are received.

Income Taxes

Our income tax expense is comprised of current and deferred income tax expense. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from the changes in deferred tax assets and liabilities during the periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in our consolidated financial statements. We also recognize deferred tax assets for tax attributes such as net operating loss carryforwards and tax credit carryforwards. We record valuation allowances to reduce deferred tax assets to the amounts we conclude are more likely-than-not to be realized in the foreseeable future.

We recognize and measure income tax benefits based upon a two-step model: 1) a tax position must be more likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. We accrue income tax related interest and penalties, if applicable, within income tax expense.

Earnings Per Common Share

We apply the two-class method in calculating earnings per common share, or EPS, because we have had certain unvested restricted shares outstanding that are entitled to participate with our common stockholders in the distributions of earnings based on their dividend rights. The two-class method requires net income to be allocated between each class or series of common stock and other participating securities based on their respective rights to receive dividends, whether or not declared. Basic EPS is then calculated by dividing net income allocated to each class of common stockholders by the respective weighted-average common shares issued and outstanding.

Diluted EPS is calculated by dividing adjusted net income for each class of common stock by the respective weighted-average number of the common shares issued and outstanding for each period plus amounts representing the dilutive effect of outstanding stock options, restricted stock units (including performance based restricted stock units), shares to be purchased under our employee stock purchase plan and participating unvested restricted shares. We calculate dilutive potential common shares using the treasury stock method and the two-class method, as applicable. We exclude the effects of such equity instruments from the computation of diluted EPS in periods in which the effect would be anti-dilutive. Additionally, we exclude any performance-based restricted stock units and performance-based stock options for which the performance contingency has not been met as of the end of the period.

Regulatory Matters and Capital Adequacy

As a bank holding company, we are subject to comprehensive supervision and examination by the Federal Reserve Board and the State of Utah Department of Financial Institutions and must comply with applicable regulations and other commitments we have agreed to, including financial commitments with respect to minimum capital and leverage requirements. If we fail to comply with any of these requirements, we may become subject to formal or informal enforcement actions, proceedings, or investigations, which could result in regulatory orders, restrictions on our business operations or requirements to take corrective actions, which may, individually or in the aggregate, affect our results of operations and restrict our ability to grow. If we fail to comply with the applicable capital and leverage requirements, or if our subsidiary bank, Green Dot Bank, fails to comply with its applicable capital and leverage requirements, the Federal Reserve Board may limit our or Green Dot Bank's ability to pay dividends or fund stock repurchases, or if we become less than adequately capitalized, require us to raise additional

Note 2—Summary of Significant Accounting Policies (continued)

capital. As a bank holding company and a financial holding company ("FHC"), we are generally prohibited from engaging, directly or indirectly, in any activities other than those permissible for bank holding companies and FHCs. In addition, if at any time we or Green Dot Bank fail to be "well capitalized" or "well managed," we may not commence, or acquire any shares of a company engaged in, any activities only permissible for an FHC, without prior Federal Reserve approval. The restriction on our ability to commence, or acquire any shares of a company engaged in, any activities only permissible for an FHC, without prior Federal Reserve approval would also generally apply if Green Dot Bank received a CRA rating of less than "Satisfactory." Currently, under the BHC Act, we may not be able to engage in new activities or acquire shares or control of other businesses. Such restrictions might limit our ability to pursue future business opportunities which we might otherwise consider but which might fall outside the scope of permissible activities. U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution's activities, including in connection with examinations, which take place on a continual basis. In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions, including those in examination reports. In addition, as part of the regular examination process, our and Green Dot Bank's regulators may advise us or our subsidiaries to operate under various restrictions as a prudential matter. Such restrictions may include not being able to engage in certain categories of new activities or acquire shares or control of other companies.

Recent Accounting Pronouncements

In November 2023, the Financial Standards Accounting Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for our annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

Note 3—Revenues

Disaggregation of Revenues

As discussed in *Note 24—Segment Information*, we determine our operating segments based on how our chief operating decision maker manages our operations, makes operating decisions and evaluates operating performance. Within our segments, we believe that the nature, amount, timing and uncertainty of our revenue and cash flows and how they are affected by economic factors can be further illustrated based on the timing in which revenue for each of our products and services is recognized. Our products and services are offered only to customers within the United States.

The following tables disaggregate our revenues earned from external customers by each of our reportable segments:

| | Year Ended December 31, 2023 | | | |
	Consumer Services	B2B Services	Money Movement Services	Total
Timing of recognition	(In thousands)			
Transferred point in time	$ 326,730	$ 141,169	$ 206,282	$ 674,181
Transferred over time	159,540	626,871	3,392	789,803
Operating revenues [(1)]	$ 486,270	$ 768,040	$ 209,674	$ 1,463,984

Note 3—Revenues (continued)

	Year Ended December 31, 2022			
	Consumer Services	B2B Services	Money Movement Services	Total
Timing of recognition	(In thousands)			
Transferred point in time	$ 364,929	$ 165,878	$ 218,979	$ 749,786
Transferred over time	205,798	448,612	3,213	657,623
Operating revenues [(1)]	$ 570,727	$ 614,490	$ 222,192	$ 1,407,409

	Year Ended December 31, 2021			
	Consumer Services	B2B Services	Money Movement Services	Total
Timing of recognition	(In thousands)			
Transferred point in time	$ 427,030	$ 176,716	$ 235,355	$ 839,101
Transferred over time	246,016	324,913	4,380	575,309
Operating revenues [(1)]	$ 673,046	$ 501,629	$ 239,735	$ 1,414,410

(1) Excludes net interest income, a component of total operating revenues, as it is outside the scope of *ASC 606, Revenues.* Also excludes the effects of inter-segment revenues.

Revenues recognized at a point in time are comprised of interchange fees, ATM fees, overdraft protection fees, other similar cardholder transaction-based fees, and substantially all of our cash processing revenues. Revenues recognized over time consists of new card fees, monthly maintenance fees, revenue earned from gift cards and substantially all BaaS (as defined herein) partner program management service fees.

Significant Judgments and Estimates

Transaction prices related to our account cardholder services are based on stand-alone fees stated within the terms and conditions and may also include certain elements of variable consideration depending upon the product's features, such as cash-back rewards and fee assessments that may overdraw an account. We estimate such amounts using historical data and customer behavior patterns to determine these estimates which are recorded as a reduction to the corresponding fee revenue. Additionally, while the number of transactions that a cardholder may perform is unknown, any uncertainty is resolved at the end of each daily service contract.

Contract Balances

As disclosed on our consolidated balance sheets, we record deferred revenue for any upfront payments received in advance of our performance obligations being satisfied. These contract liabilities consist principally of unearned new card fees and monthly maintenance fees. We recognized approximately $22.7 million, $26.0 million and $26.7 million for the years ended December 31, 2023, 2022, and 2021, respectively, or substantially all of the amount of contract liabilities included in deferred revenue at the beginning of the respective periods and did not recognize any revenue during these periods from performance obligations satisfied in previous periods. Changes in the deferred revenue balance are driven primarily by the amount of new card fees recognized during the period, and the degree to which these reductions to the deferred revenue balance are offset by the deferral of new card fees associated with cards sold during the period.

Costs to Obtain or Fulfill a Contract

Our incremental direct costs of obtaining a contract consist primarily of revenue share payments we make to our retail partners associated with new card sales. These commissions are generally capitalized upon payment and expensed over the period the corresponding revenue is recognized. These deferred commissions are not material and are included in deferred expenses on our consolidated balance sheets.

Practical Expedients and Exemptions

Any unsatisfied performance obligations at the end of the period relate to contracts with customers that either have an original expected length of one year or less or are contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed. Therefore, no additional disclosure is provided for these performance obligations.

Note 4—Investment Securities

Our available-for-sale investment securities were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(In thousands)		
December 31, 2023				
Corporate bonds	$ 10,000	$ —	$ (374)	$ 9,626
Agency bond securities	240,447	—	(40,217)	200,230
Agency mortgage-backed securities	2,337,411	—	(333,901)	2,003,510
Municipal bonds	29,408	—	(5,773)	23,635
Total investment securities	$ 2,617,266	$ —	$ (380,265)	$ 2,237,001
December 31, 2022				
Corporate bonds	$ 10,000	$ —	$ (654)	$ 9,346
Agency bond securities	240,272	—	(47,166)	193,106
Agency mortgage-backed securities	2,511,958	8	(373,704)	2,138,262
Municipal bonds	29,613	—	(6,640)	22,973
Total investment securities	$ 2,791,843	$ 8	$ (428,164)	$ 2,363,687

As of December 31, 2023 and 2022, the gross unrealized losses and fair values of available-for-sale investment securities that were in unrealized loss positions were as follows:

	Less than 12 months		12 months or more		Total fair value	Total unrealized loss
	Fair value	Unrealized loss	Fair value	Unrealized loss		
			(In thousands)			
December 31, 2023						
Corporate bonds	$ —	$ —	$ 9,626	$ (374)	$ 9,626	$ (374)
Agency bond securities	—	—	200,230	(40,217)	200,230	(40,217)
Agency mortgage-backed securities	—	—	2,001,270	(333,901)	2,001,270	(333,901)
Municipal bonds	—	—	23,636	(5,773)	23,636	(5,773)
Total investment securities	$ —	$ —	$ 2,234,762	$ (380,265)	$ 2,234,762	$ (380,265)
December 31, 2022						
Corporate bonds	$ —	$ —	$ 9,346	$ (654)	$ 9,346	$ (654)
Agency bond securities	8,972	(457)	184,133	(46,709)	193,105	(47,166)
Agency mortgage-backed securities	892,068	(67,569)	1,243,588	(306,135)	2,135,656	(373,704)
Municipal bonds	16,333	(3,370)	6,641	(3,270)	22,974	(6,640)
Total investment securities	$ 917,373	$ (71,396)	$ 1,443,708	$ (356,768)	$ 2,361,081	$ (428,164)

Our investments generally consist of highly rated securities, substantially all of which are directly or indirectly backed by the U.S. federal government, as our investment policy restricts our investments to highly liquid, low credit risk assets. As such, we have not recorded any significant credit-related impairment losses during the years ended December 31, 2023, 2022 or 2021 on our available-for-sale investment securities. Unrealized losses as of December 31, 2023 and 2022 are the result of continued increases in interest rates as our investment portfolio is comprised predominantly of fixed rate securities. Substantially all of the underlying securities within our investment portfolio were in an unrealized loss position as of December 31, 2023 and 2022 due to the timing of our investment purchases, as a significant portion of our investments were purchased prior to recent increases in interest rates by the Federal Reserve and from general volatility in market conditions.

We do not intend to sell our investments, and we have determined that it is more likely than not that we will not be required to sell our investments before recovery of their amortized cost bases, which may be at maturity.

Note 4—Investment Securities (continued)

As of December 31, 2023, the contractual maturities of our available-for-sale investment securities were as follows:

	Amortized cost	Fair value
	(In thousands)	
Due in one year or less	$ 34,102	$ 33,859
Due after one year through five years	81,224	73,085
Due after five years through ten years	144,223	118,396
Due after ten years	54,408	42,010
Mortgage and asset-backed securities	2,303,309	1,969,651
Total investment securities	$ 2,617,266	$ 2,237,001

The expected payments on mortgage-backed and asset-backed securities may not coincide with their contractual maturities because the issuers have the right to call or prepay certain obligations.

Note 5—Accounts Receivable

Accounts receivable, net consisted of the following:

	December 31, 2023	December 31, 2022
	(In thousands)	
Trade receivables	$ 29,786	$ 26,083
Reserve for uncollectible trade receivables	(109)	(169)
Net trade receivables	29,677	25,914
Overdrawn cardholder balances from purchase transactions	9,565	3,821
Reserve for uncollectible overdrawn accounts from purchase transactions	(5,281)	(2,230)
Net overdrawn cardholder balances from purchase transactions	4,284	1,591
Cardholder fees	2,564	2,480
Receivables due from card issuing banks	1,768	3,211
Fee advances, net	41,974	28,924
Other receivables	29,874	12,317
Accounts receivable, net	$ 110,141	$ 74,437

Activity in the reserve for uncollectible overdrawn accounts from purchase transactions consisted of the following:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Balance, beginning of period	$ 2,230	$ 3,394	$ 1,653
Provision for uncollectible overdrawn accounts from purchase transactions	24,771	13,771	19,822
Charge-offs	(21,720)	(14,935)	(18,081)
Balance, end of period	$ 5,281	$ 2,230	$ 3,394

Note 6—Loans to Bank Customers

The following table presents total outstanding loans, gross of the related allowance for credit losses, and a summary of the related payment status:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Total Current or Less Than 30 Days Past Due	Total Outstanding
			(In thousands)			
December 31, 2023						
Residential	$ —	$ —	$ —	$ —	$ 5,095	$ 5,095
Commercial	—	—	—	—	2,716	2,716
Installment	—	—	—	—	4,357	4,357
Consumer	2,066	—	—	2,066	17,953	20,019
Secured credit card	796	774	2,575	4,145	5,585	9,730
Total loans	$ 2,862	$ 774	$ 2,575	$ 6,211	$ 35,706	$ 41,917
Percentage of outstanding	6.8 %	1.9 %	6.1 %	14.8 %	85.2 %	100.0 %
December 31, 2022						
Residential	$ —	$ —	$ —	$ —	$ 4,264	$ 4,264
Commercial	—	—	—	—	2,542	2,542
Installment	—	—	—	—	1,407	1,407
Consumer	2,261	—	—	2,261	12,185	14,446
Secured credit card	712	722	2,239	3,673	4,167	7,840
Total loans	$ 2,973	$ 722	$ 2,239	$ 5,934	$ 24,565	$ 30,499
Percentage of outstanding	9.8 %	2.4 %	7.3 %	19.5 %	80.5 %	100.0 %

We offer an optional overdraft protection program service on certain demand deposit account programs that allows cardholders who opt-in to spend up to a pre-authorized amount in excess of their available card balance. When overdrawn, the purchase related balances due on these deposit accounts are reclassified as consumer loans. Fees due from our cardholders for our overdraft service are included as a component of accounts receivable. Overdrawn balances are unsecured and considered immediately due from the cardholder.

In December 2021, we made the determination to sell a portion of our secured credit card portfolio and reclassified these assets as loans held for sale. These loans are included in the long-term portion of prepaid and other assets on our consolidated balance sheets. Upon re-classification, we reversed any previous allowance for credit loss on these portfolios and recorded an estimated valuation allowance to reflect the portfolio at its estimated fair value. Changes in valuation allowances are recorded as a component of other income and expenses on our consolidated statements of operations. As of December 31, 2023 and 2022, the fair value of the loans held for sale amounted to approximately $4.7 million and $5.3 million, respectively.

Nonperforming Loans

The following table presents the carrying value, gross of the related allowance for credit losses, of our nonperforming loans. See *Note 2—Summary of Significant Accounting Policies* for further information on the criteria for classification as nonperforming.

	December 31, 2023	December 31, 2022
	(In thousands)	
Residential	$ 49	$ 153
Installment	79	96
Secured credit card	2,575	2,239
Total loans	$ 2,703	$ 2,488

Note 6—Loans to Bank Customers (continued)

Credit Quality Indicators

We closely monitor and assess the credit quality and credit risk of our loan portfolio on an ongoing basis. We continuously review and update loan risk classifications. We evaluate our loans using non-classified or classified as the primary credit quality indicator. Classified loans include those designated as substandard, doubtful, or loss, consistent with regulatory guidelines. Secured credit card loans are considered classified if they are greater than 90 days past due. However, our secured credit card portfolio is collateralized by cash deposits made by each cardholder in an amount equal to the user's available credit limit, which mitigates the risk of any significant credit losses we expect to incur.

The table below presents the carrying value, gross of the related allowance for credit losses, of our loans within the primary credit quality indicators related to our loan portfolio:

| | December 31, 2023 | | December 31, 2022 | |
| | Non-Classified | Classified | Non-Classified | Classified |
	(In thousands)			
Residential	$ 5,046	$ 49	$ 4,035	$ 229
Commercial	2,716	—	2,542	—
Installment	4,278	79	1,306	101
Consumer	20,019	—	14,446	—
Secured credit card	7,155	2,575	5,601	2,239
Total loans	$ 39,214	$ 2,703	$ 27,930	$ 2,569

Allowance for Credit Losses

Activity in the allowance for credit losses on our loan portfolio consisted of the following:

| | Year Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(In thousands)		
Balance, beginning of period	$ 9,078	$ 5,555	$ 757
Provision for loans	26,311	32,352	24,978
Loans charged off	(24,224)	(28,829)	(20,381)
Recoveries of loans previously charged off	218	—	201
Balance, end of period	$ 11,383	$ 9,078	$ 5,555

Note 7—Equity Method Investments

On January 2, 2020, we effectuated our agreement with Walmart to jointly establish a new fintech accelerator under the name TailFin Labs, LLC ("TailFin Labs"), with a mission to develop innovative products, services and technologies that sit at the intersection of retail shopping and consumer financial services. The entity is majority-owned by Walmart and focuses on developing tech-enabled solutions to integrate omni-channel retail shopping and financial services. We hold a 20% ownership interest in the entity, in exchange for annual capital contributions of $35.0 million per year from January 2020 through January 2024.

We account for our investment in TailFin Labs under the equity method of accounting in accordance with ASC 323, Investments – Equity Method and Joint Ventures. Under the equity method of accounting, the initial investment is recorded at cost and the investment is subsequently adjusted for, among other things, its proportionate share of earnings or losses. However, given the capital structure of the TailFin Labs arrangement, we apply the Hypothetical Liquidation Book Value ("HLBV") method to determine the allocation of profits and losses since our liquidation rights and priorities, as defined by the agreement, differ from our underlying ownership interest. The HLBV method calculates the proceeds that would be attributable to each partner in an investment based on the liquidation provisions of the agreement if the partnership was to be liquidated at book value as of the balance sheet date. Each partner's allocation of income or loss in the period is equal to the change in the amount of net equity they are legally able to claim based on a hypothetical liquidation of the entity at the end of a reporting period compared to the beginning of that period, adjusted for any capital transactions.

Note 7—Equity Method Investments (continued)

Any future economic benefits derived from products or services developed by TailFin Labs will be negotiated on a case-by-case basis between the parties.

As of December 31, 2023 and 2022, our net investment in TailFin Labs amounted to approximately $109.5 million and $82.4 million, respectively, and is included in the long-term portion of prepaid expenses and other assets on our consolidated balance sheets. We recorded equity in losses from TailFin Labs of approximately $8.0 million, $14.1 million and $2.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. These amounts are recorded as a component of other income and expense on our consolidated statements of operations.

Our equity method investments also include an investment held by our bank, which amounted to $3.5 million and $4.8 million at December 31, 2023 and 2022, respectively. We recorded equity in losses from this investment of approximately $1.4 million and $1.6 million for the years ended December 31, 2023 and 2022, respectively, and equity in earnings of $3.9 million for the year ended December 31, 2021.

Note 8—Property and Equipment

Property and equipment consisted of the following:

	December 31,	
	2023	**2022**
	(In thousands)	
Land	$ 205	$ 205
Building	605	605
Computer equipment, furniture, and office equipment	40,962	35,696
Computer software purchased	17,579	17,658
Capitalized internal-use software	375,861	321,732
Tenant improvements	7,277	7,066
	442,489	382,962
Less accumulated depreciation and amortization	(263,113)	(222,740)
Property and equipment, net	$ 179,376	$ 160,222

The net carrying value of capitalized internal-use software was $166.9 million and $149.2 million at December 31, 2023 and 2022, respectively.

Total depreciation and amortization expense was $58.7 million, $57.1 million and $57.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. Included in those amounts are depreciation expense related to internal-use software of $51.8 million, $49.9 million and $47.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

No impairment charges were recognized related to long-lived assets for the years ended December 31, 2023 or 2021. We recorded an impairment charge to property and equipment of $4.3 million for the year ended December 31, 2022 related to internal-use software that we determined would no longer be utilized.

Note 9—Goodwill and Intangible Assets

Goodwill and intangible assets on our consolidated balance sheets consisted of the following:

	December 31,	
	2023	**2022**
	(In thousands)	
Goodwill	$ 301,790	$ 301,790
Intangible assets, net	118,687	143,293
Goodwill and intangible assets	$ 420,477	$ 445,083

Note 9—Goodwill and Intangible Assets (continued)

Goodwill

There were no changes in the composition of goodwill from the previous year. We completed our annual goodwill impairment test as of September 30, 2023. Based on the results of the annual goodwill impairment test, we determined that each of the fair values of our reporting units exceeded their carrying values and therefore, no impairment was recorded.

Intangible Assets

The gross carrying amounts and accumulated amortization related to intangibles assets were as follows:

	December 31, 2023			December 31, 2022			
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value	Weighted Average Useful Lives
	(In thousands)			(In thousands)			(Years)
Customer relationships	$ 309,773	$ (214,416)	$ 95,357	$ 309,773	$ (194,858)	$ 114,915	12.8
Trade names	44,086	(28,524)	15,562	44,086	(24,126)	19,960	14.6
Patents	3,000	(2,455)	545	3,000	(2,182)	818	11.0
Software licenses	15,835	(8,697)	7,138	13,777	(6,291)	7,486	4.3
Other	5,964	(5,879)	85	5,964	(5,850)	114	5.0
Total intangible assets	$ 378,658	$ (259,971)	$ 118,687	$ 376,600	$ (233,307)	$ 143,293	

Amortization expense on finite-lived intangibles, a component of other general and administrative expenses, was $24.3 million, $23.5 million, and $27.8 million for the years ended December 31, 2023, 2022, and 2021, respectively. None of our intangible assets were impaired as of December 31, 2023 or 2022.

The following table shows our estimated amortization expense for intangible assets for each of the next five succeeding years and thereafter:

	December 31,
	(In thousands)
2024	$ 24,647
2025	23,470
2026	22,160
2027	17,847
2028	16,767
Thereafter	13,796
Total	$ 118,687

Note 10—Deposits

Deposits are categorized as non-interest or interest-bearing deposits as follows:

	December 31,	
	2023	2022
	(In thousands)	
Non-interest bearing deposit accounts	$ 3,214,881	$ 3,412,749
Interest-bearing deposit accounts		
Checking accounts	61,679	17,511
Savings	6,077	7,899
Secured card deposits	4,967	6,933
Time deposits, denominations greater than or equal to $250	1,998	2,275
Time deposits, denominations less than $250	4,001	2,738
Total interest-bearing deposit accounts	78,722	37,356
Total deposits	$ 3,293,603	$ 3,450,105

Note 10—Deposits (continued)

The scheduled contractual maturities for total time deposits are presented in the table below:

	December 31,
	(In thousands)
Due in 2024	$ 2,207
Due in 2025	1,002
Due in 2026	787
Due in 2027	1,080
Due in 2028	923
Total time deposits	$ 5,999

As of December 31, 2023 and 2022, we had aggregate time deposits of $2.0 million and $2.3 million, respectively, in denominations that met or exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit.

Note 11—Debt

In October 2019, we entered into a secured credit agreement with Wells Fargo Bank, National Association, and other lenders party thereto. The credit facility provides for a $100.0 million five-year revolving line of credit (the "2019 Revolving Facility"), maturing in October 2024. We use the proceeds of any borrowings under the 2019 Revolving Facility for working capital and other general corporate purposes, subject to the terms and conditions set forth in the credit agreement. We classify amounts outstanding on our consolidated balance sheets based on the remaining duration of the credit facility, however, we may make voluntary repayments at any time prior to maturity. As of December 31, 2023, the outstanding balance on the 2019 Revolving Facility was $61 million.

In March 2023, we amended the terms of our agreement to replace LIBOR with the Secured Overnight Financing Rate ("SOFR"). At our election, loans made under the credit agreement bear interest at 1) an adjusted SOFR rate (the "SOFR Rate") or 2) a base rate determined by reference to the highest of (a) the United States federal funds rate plus 0.50%, (b) the Wells Fargo prime rate, and (c) an adjusted SOFR rate plus 1.0% (the "Base Rate"), plus in either case, an applicable margin. The applicable margin for borrowings depends on our total leverage ratio and varies from 1.25% to 2.00% for SOFR Rate loans and 0.25% to 1.00%for Base Rate loans. The interest rate on our outstanding balance as of December 31, 2023 was 7.23%.

We also pay a commitment fee, which varies from 0.20% to 0.35% per annum on the actual daily unused portions of the 2019 Revolving Facility. Letter of credit fees are payable in respect of outstanding letters of credit at a rate per annum equal to the applicable margin for LIBOR Rate loans.

The 2019 Revolving Facility contains certain affirmative and negative covenants including negative covenants that limit or restrict, among other things, liens, indebtedness, investments and acquisitions, mergers and fundamental changes, asset sales, restricted payments, changes in the nature of the business, transactions with affiliates and other matters customarily restricted in such agreements. We must also maintain a minimum fixed charge coverage ratio and a maximum consolidated leverage ratio at the end of each fiscal quarter, as set forth in the credit agreement. At December 31, 2023, we were in compliance with all such covenants.

If an event of default shall occur and be continuing under the facility, the commitments may be terminated and the principal amounts outstanding under the 2019 Revolving Facility, together with all accrued unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable.

We incurred interest expense during the year December 31, 2023 of approximately $2.9 million. We did not incur any meaningful interest expense related to our debt during the years ended December 31, 2022 and 2021.

Note 12—Stockholders' Equity

Common Stock

Our Certificate of Incorporation specifies the following rights, preferences, and privileges for our common stockholders.

Voting

Holders of our Class A common stock are entitled to one vote per share.

We have not provided for cumulative voting for the election of directors in our restated Certificate of Incorporation. In addition, our Certificate of Incorporation provides that a holder, or group of affiliated holders, of more than 24.9% of our common stock may not vote shares representing more than 14.9% of the voting power represented by the outstanding shares of our Class A common stock.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock will receive Class A common stock, or rights to acquire Class A common stock, as the case may be.

Liquidation

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of our preferred stock and payment of other claims of creditors.

Preemptive or Similar Rights

Our Class A common stock is not entitled to preemptive rights or subject to redemption.

Comprehensive Income

The tax impact on unrealized gains and losses on investment securities available-for-sale for the years ended December 31, 2023, 2022 and 2021 was approximately $12.2 million, $(94.6) million and $(11.5) million, respectively.

Stock Repurchase Program

In February 2022, our Board of Directors authorized an increase to our stock repurchase program to $100 million for any future repurchases. As of December 31, 2023, we have an authorized $4.5 million remaining under our current stock repurchase program for additional repurchases.

Accelerated Share Repurchases

In March 2022, we entered into an accelerated share repurchase arrangement ("ASR") with a financial institution for an up-front payment of $25 million. Final settlement of the ASR was completed in April 2022. The final number of shares received upon settlement for the ASR was determined based on the volume-weighted average price of our common stock over the term of the agreement less an agreed upon discount and subject to adjustments pursuant to the terms and conditions of the ASR. Total shares repurchased under the ASR amounted to 914,037 shares at a volume-weighted average price of $27.35.

Other Repurchases

In March 2022, we also entered into a repurchase plan under Rule 10b5-1 of the Exchange Act for $75 million that went into effect at the conclusion of the ASR. The agreement allowed for $10 million of monthly share repurchases through December 31, 2022 until the contract amount was reached, unless otherwise terminated. In December 2022, we early terminated the agreement just prior to completing the entire $75 million of repurchases. We repurchased 3,150,181 shares at a volume-weighted average price of $22.39 under our 10b5-1 plan.

Note 12—Stockholders' Equity (continued)

Walmart Restricted Shares

On January 2, 2020, we issued Walmart, in a private placement, 975,000 restricted shares of our Class A Common Stock. The shares vested in equal monthly increments through December 1, 2022, however, Walmart was entitled to voting rights and to participate in any dividends paid from the issuance date on the unvested balance. As such, the total amount of restricted shares issued were included in our total Class A shares outstanding at the end of each period. All shares issued to Walmart were fully vested as of December 31, 2022.

The estimated grant-date fair value of the restricted shares is recorded as a component of stock-based compensation expense over the related period we expect to benefit under our relationship with Walmart.

Note 13—Stock-Based Compensation

In June 2010, our board of directors adopted, and in July 2010 our stockholders approved, the 2010 Equity Incentive Plan, which replaced our 2001 Stock Plan, and the 2010 Employee Stock Purchase Plan. The 2010 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance shares and stock bonuses. Options granted under the 2010 Equity Incentive Plan generally vest over four years and expire five years or ten years from the date of grant. The 2010 Employee Stock Purchase Plan enables eligible employees to purchase shares of our Class A common stock periodically at a discount. Our 2010 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code ("IRC"). Approximately 4.0 million shares are available for grant under the 2010 Equity Incentive Plan as of December 31, 2023.

Stock-based compensation for the years ended December 31, 2023, 2022, and 2021 includes expense related to awards of stock options, performance and service based restricted stock units and purchases under the 2010 Employee Stock Purchase Plan. Total stock-based compensation expense and the related income tax benefit were as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Total stock-based compensation expense	$ 33,744	$ 34,812	$ 51,419
Related income tax benefit	5,769	4,417	3,375

Restricted Stock Units

The following table summarizes restricted stock units with only service conditions granted under our 2010 Equity Incentive Plan:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands, except per share data)		
Restricted stock units granted	1,586	933	1,073
Weighted-average grant-date fair value	$ 16.67	$ 27.77	$ 48.20

Restricted stock unit activity for the year ended December 31, 2023 was as follows:

	Shares	Weighted-Average Grant-Date Fair Value
	(In thousands, except per share data)	
Outstanding at December 31, 2022	1,555	$ 34.08
Restricted stock units granted	1,586	16.67
Restricted stock units vested	(685)	34.42
Restricted stock units canceled	(408)	28.20
Outstanding at December 31, 2023	2,048	$ 21.66

The total fair value of restricted stock vested for the years ended December 31, 2023, 2022 and 2021 was $11.3 million, $15.8 million and $23.4 million, respectively, based on the price of our Class A common stock on the vesting date.

Note 13—Stock-Based Compensation (continued)

Performance-Based Restricted Stock Units

We grant performance-based restricted stock units to certain employees that are subject to the attainment of pre-established internal performance conditions, market conditions, or a combination thereof (collectively referred to herein as "performance-based restricted stock units"). The actual number of shares subject to the award is determined at the end of the performance period and may range from zero to 200% of the target shares granted depending upon the terms of the award. Some awards may contain an additional service component after each performance period is concluded and the unvested balance of the shares after the performance metrics are achieved will vest over the remaining requisite service period. Compensation expense related to these awards is recognized using the accelerated attribution method over the vesting period based on the grant date fair value of the award.

The following table summarizes the performance-based restricted stock units granted under our 2010 Equity Incentive Plan:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands, except per share data)		
Performance restricted stock units granted	**724**	88	760
Weighted-average grant-date fair value	$ **18.13**	$ 27.74	$ 38.95

Performance-based restricted stock unit activity for the year ended December 31, 2023 was as follows:

	Shares	Weighted-Average Grant-Date Fair Value
	(In thousands, except per share data)	
Outstanding at December 31, 2022	644	$ 32.40
Performance restricted stock units granted (at target)	724	18.13
Performance restricted stock units vested	(150)	37.76
Performance restricted stock units canceled	(245)	26.19
Actual adjustment for certified performance periods	15	46.82
Outstanding at December 31, 2023	988	$ 22.88

The total fair value of all performance-based restricted stock vested for the years ended December 31, 2023, 2022 and 2021 was $2.1 million, $4.2 million and $17.6 million, respectively, based on the price of our Class A common stock on the vesting date.

Stock Options

Total stock option activity for the year ended December 31, 2023 was as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
	(In thousands, except per share data and years)			
Outstanding at December 31, 2022	1,171	$ 26.97		
Options exercised	(9)	16.34		
Options canceled	(152)	48.73		
Outstanding at December 31, 2023	1,010	$ 23.78	0.78	$ —
Exercisable at December 31, 2023	1,010	23.78	0.78	$ —

We have not issued any stock option awards from our 2010 Equity Incentive Plan during the year ended December 31, 2023.

Note 13—Stock-Based Compensation (continued)

The total intrinsic value of options exercised was de minimis for the year ended December 31, 2023, and $0.1 million and $2.0 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2023, the aggregate intrinsic value of our option awards outstanding was zero, as the fair value per Class A common share exceeded each option's exercise price.

As of December 31, 2023, there was $35.1 million of aggregate unrecognized compensation cost related to unvested restricted stock units (including performance-based awards) expected to be recognized in compensation expense in future periods, with a weighted-average period of 1.72 years. As of December 31, 2023, there was no remaining unrecognized compensation cost related to stock options.

Note 14—Income Taxes

The components of income tax expense included in our consolidated statements of operations were as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Current:			
Federal	$ 15,036	$ 20,304	$ 11,748
State	3,881	5,413	1,126
Foreign	861	666	624
Current income tax expense	19,778	26,383	13,498
Deferred:			
Federal	(9,040)	(4,031)	2,674
State	(2,666)	(2,730)	57
Foreign	(161)	87	(9)
Deferred income tax (benefit) expense	(11,867)	(6,674)	2,722
Income tax expense	$ 7,911	$ 19,709	$ 16,220

Income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
U.S. federal statutory tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal tax benefit	2.0	2.2	1.2
Foreign tax rate differential	(1.5)	(0.3)	(0.4)
General business credits	(25.0)	(3.2)	(2.2)
Stock-based compensation	28.8	3.2	(2.6)
IRC 162(m) limitation	0.4	0.8	8.0
Bank owned life insurance	(4.2)	(0.7)	(0.1)
Nondeductible penalties	29.1	0.1	(0.2)
Global intangible low-taxed income tax	2.0	0.3	0.5
Other	1.5	0.1	0.3
Effective tax rate	54.1 %	23.5 %	25.5 %

Note 14—Income Taxes (continued)

The effective tax rate for the year ended December 31, 2023 and 2022 differs from the statutory federal income tax rate of 21%, primarily due to state income taxes, net of federal tax benefits, general business credits, stock-based compensation, nondeductible penalties, and the IRC 162(m) limitation on the deductibility of executive compensation. The increase in the effective tax rate for the year ended December 31, 2023 as compared to the prior year ended December 31, 2022 is primarily due to an increase in the expense related to tax shortfalls from stock-based compensation, an increase in the expense related to nondeductible penalties, and an increase to state tax expense, net of federal benefits. These increases were partially offset by a decrease of the IRC 162(m) limitation on the deductibility of certain executive compensation, cash value growth in bank owned life insurance policies, and the impact of general business credits. The increase in nondeductible penalties for the year ended December 31, 2023 is related to the tax effect associated with the estimated accrual for our proposed consent order received from the Federal Reserve Board discussed in *Note 21—Commitments and Contingencies.*

The Inflation Reduction Act of 2022 (the "IRA") levies a 15% corporate minimum income tax and a 1% excise tax on corporate stock repurchases. To date, these tax law changes have had no immediate effect and we do not expect that they will have a material impact on our results of operations in future periods.

We have made a policy election to account for Global Intangible Low-Taxed Income ("GILTI") in the year the GILTI tax is incurred. For the year ended December 31, 2023, the provision for GILTI tax expense was not material to our financial statements.

The tax effects of temporary difference that give rise to significant portions of our deferred tax assets and liabilities were as follows:

	December 31,			
	2023		**2022**	
	(In thousands)			
Deferred tax assets:				
Net operating loss carryforwards	$	**8,349**	$	8,606
Stock-based compensation		**8,695**		9,203
Reserve for overdrawn accounts		**6,441**		5,261
Accrued liabilities		**3,071**		6,462
Lease liabilities		**1,110**		1,384
Tax credit carryforwards		**12,641**		11,770
Unrealized loss on available-for-sale securities		**94,338**		105,393
Other		**4,259**		5,284
Total deferred tax assets	$	**138,904**	$	153,363
Deferred tax liabilities:				
Internal-use software costs	$	**1,458**	$	14,700
Property and equipment, net		**1,237**		1,432
Deferred expenses		**390**		3,686
Intangible assets		**17,786**		15,020
Lease right-of-use assets		**894**		1,366
Total deferred tax liabilities		**21,765**		36,204
Net deferred tax assets	$	**117,139**	$	117,159

We establish a valuation allowance when we consider it more-likely-than-not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2023 and 2022, we did not have a valuation allowance on any of our deferred tax assets as we believe it is more-likely-than-not that we will realize the benefits of our deferred tax assets.

Note 14—Income Taxes (continued)

We are subject to examination by the Internal Revenue Service, or IRS, and various state tax authorities. We remain subject to examination of our federal income tax returns for the years ended December 31, 2017 through 2022. We generally remain subject to examination of our various state income tax returns for a period of four to five years from the respective dates the returns were filed. The IRS initiated an examination of our 2017 U.S. federal tax return during the second quarter ended June 30, 2020 and the examination remains ongoing as of December 31, 2023. We do not expect that this examination will have a material impact on our consolidated financial statements.

As of December 31, 2023, we had federal net operating loss carryforwards of approximately $13.1 million and state net operating loss carryforwards of approximately $108.1 million which will be available to offset future income. If not used, the federal net operating losses will expire between 2029 and 2035. In regard to the state net operating loss carryforwards, approximately $59.0 million will expire between 2026 and 2042, while the remaining balance of approximately $49.1 million, does not expire and carries forward indefinitely. The net operating losses are subject to an annual IRC Section 382 limitation which restricts their utilization against taxable income in future periods. In addition, we have state business tax credits of approximately $21.2 million that can be carried forward indefinitely and other state business tax credits of approximately $0.6 million that will expire between 2024 and 2027.

As of December 31, 2023 and 2022, we had a liability of $12.1 million and $11.2 million, respectively, for unrecognized tax benefits related to various federal and state income tax matters excluding interest, penalties and related tax benefits. The reconciliation of the beginning unrecognized tax benefits balance to the ending balance is as follows:

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(In thousands)					
Beginning balance	$	**11,178**	$	10,972	$	9,518
Increases related to positions taken during prior years		**543**		6		84
Increases related to positions taken during the current year		**1,431**		1,260		1,470
Decreases related to positions settled with tax authorities		**(90)**		—		—
Decreases due to a lapse of applicable statute of limitations		**(953)**		(1,060)		(100)
Ending balance	$	**12,109**	$	11,178	$	10,972
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$	**11,611**	$	10,720	$	10,654

We recognized accrued interest and penalties related to unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021, of approximately $1.2 million, $0.9 million and $0.8 million, respectively.

For tax years beginning after December 31, 2021, the Tax Cuts and Jobs Act of 2017 requires taxpayers to capitalize and amortize research and development costs pursuant to IRC Section 174. Section 174 requires taxpayers to capitalize research and development costs and amortize them over 5 years for expenditures attributed to domestic research and 15 years for expenditures attributed to foreign research. During the year ended December 31, 2023, our cash paid for taxes was adversely impacted by the requirement to capitalize and amortize research and development expenses under Section 174. Although Congress is considering legislation that would reinstate and extend Section 174 expensing for certain research and experimental expenditures, the possibility that this will happen is uncertain.

Note 15—Earnings per Common Share

The calculation of basic and diluted earnings per share ("EPS") was as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands, except per share data)		
Basic earnings per Class A common share			
Numerator:			
Net income	$ 6,722	$ 64,212	$ 47,480
Amount attributable to unvested Walmart restricted shares	—	(178)	(412)
Net income allocated to Class A common stockholders	$ 6,722	$ 64,034	$ 47,068
Denominator:			
Weighted-average Class A shares issued and outstanding	52,251	53,351	54,070
Basic earnings per Class A common share	$ 0.13	$ 1.20	$ 0.87
Diluted earnings per Class A common share			
Numerator:			
Net income allocated to Class A common stockholders	$ 6,722	$ 64,034	$ 47,068
Re-allocated earnings	—	2	9
Diluted net income allocated to Class A common stockholders	$ 6,722	$ 64,036	$ 47,077
Denominator:			
Weighted-average Class A shares issued and outstanding	52,251	53,351	54,070
Dilutive potential common shares:			
Stock options	—	29	464
Service based restricted stock units	138	160	408
Performance-based restricted stock units	52	295	265
Employee stock purchase plan	69	36	13
Diluted weighted-average Class A shares issued and outstanding	52,510	53,871	55,220
Diluted earnings per Class A common share	$ 0.13	$ 1.19	$ 0.85

The restricted shares issued to Walmart contain non-forfeitable rights to dividends and are considered participating securities for purposes of computing EPS pursuant to the two-class method. The computation above excludes income attributable to the unvested restricted shares from the numerator and excludes the dilutive impact of those underlying shares from the denominator.

For the periods presented, we excluded certain restricted stock units and stock options outstanding, which could potentially dilute basic EPS in the future, from the computation of diluted EPS as their effect was anti-dilutive. Additionally, we have excluded any performance-based restricted stock units where the performance contingency has not been met as of the end of the period, or whereby the result of including such awards was anti-dilutive.

The following table shows the weighted-average number of anti-dilutive shares excluded from the diluted EPS calculation:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Class A common stock			
Options to purchase Class A common stock	1,057	152	139
Service based restricted stock units	1,573	1,161	245
Performance-based restricted stock units	896	586	857
Unvested Walmart restricted shares	—	148	473
Total	3,526	2,047	1,714

Note 16—Fair Value Measurements

Under applicable accounting guidance, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We determine the fair values of our financial instruments based on the fair value hierarchy established under applicable accounting guidance, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs used to measure fair value.

For more information regarding the fair value hierarchy and how we measure fair value, see *Note 2—Summary of Significant Accounting Policies*.

As of December 31, 2023 and 2022, our assets and liabilities carried at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Total Fair Value
December 31, 2023		(In thousands)		
Assets				
Investment securities:				
Corporate bonds	$ —	$ 9,626	$ —	$ 9,626
Agency bond securities	—	200,230	—	200,230
Agency mortgage-backed securities	—	2,003,510	—	2,003,510
Municipal bonds	—	23,635	—	23,635
Loans held for sale	—	—	4,735	4,735
Total assets	$ —	$ 2,237,001	$ 4,735	$ 2,241,736
December 31, 2022				
Assets				
Investment securities:				
Corporate bonds	$ —	$ 9,346	$ —	$ 9,346
Agency bond securities	—	193,106	—	193,106
Agency mortgage-backed securities	—	2,138,262	—	2,138,262
Municipal bonds	—	22,973	—	22,973
Loans held for sale	—	—	5,324	5,324
Total assets	$ —	$ 2,363,687	$ 5,324	$ 2,369,011

We based the fair value of our fixed income securities held as of December 31, 2023 and 2022 on either quoted prices in active markets for similar assets or identical securities in inactive markets. We had no transfers between Level 1, Level 2 or Level 3 assets or liabilities during the years ended December 31, 2023 and 2022.

The following table presents changes in our contingent consideration payable for the years ended December 31, 2023, 2022 and 2021, which is categorized in Level 3 of the fair value hierarchy:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Balance, beginning of period	$ —	$ 1,347	$ 5,300
Payments of contingent consideration	—	(1,647)	(4,000)
Change in fair value of contingent consideration	—	300	47
Balance, end of period	$ —	$ —	$ 1,347

We had no remaining balance outstanding on our contingent consideration payable as of December 31, 2022.

A reconciliation of changes in fair value for Level 3 assets or liabilities are not considered material to these consolidated financial statements and therefore are not presented for any of the periods presented.

Note 17—Fair Value of Financial Instruments

The following describes the valuation technique for determining the fair value of financial instruments, whether or not such instruments are carried at fair value on our consolidated balance sheets.

Short-term Financial Instruments

Our short-term financial instruments consist principally of unrestricted and restricted cash and cash equivalents, settlement assets and obligations, and obligations to customers. These financial instruments are short-term in nature, and, accordingly, we believe their carrying amounts approximate their fair values. Under the fair value hierarchy, these instruments are classified as Level 1.

Investment Securities

The fair values of investment securities have been derived using methodologies referenced in *Note 2— Summary of Significant Accounting Policies.* Under the fair value hierarchy, our investment securities are classified as Level 2.

Loans

We determined the fair values of loans by discounting both principal and interest cash flows expected to be collected using a discount rate commensurate with the risk that we believe a market participant would consider in determining fair value. Under the fair value hierarchy, our loans are classified as Level 3.

Deposits

The fair value of demand and interest checking deposits and savings deposits is the amount payable on demand at the reporting date. We determined the fair value of time deposits by discounting expected future cash flows using market-derived rates based on our market yields on certificates of deposit, by maturity, at the measurement date. Under the fair value hierarchy, our deposits are classified as Level 2.

Contingent Consideration

The fair value of contingent consideration obligations was estimated through valuation models designed to estimate the probability of such contingent payments based on various assumptions. Estimated payments were discounted using present value techniques to arrive at an estimated fair value. Our contingent consideration payable was classified as Level 3 because we used unobservable inputs to estimate fair value, including the probability of achieving certain earnings thresholds and appropriate discount rates. Changes in fair value of contingent consideration were recorded through operating expenses.

Debt

The fair value of our revolving line of credit is based on borrowing rates currently available to a market participant for loans with similar terms or maturity. The carrying amount of our revolving line of credit approximates fair value because the base interest rate charged varies with market conditions and the credit spread is commensurate with current market spreads for issuers of similar risk. The fair value of our revolving line of credit is classified as a Level 2 liability in the fair value hierarchy.

Fair Value of Financial Instruments

The carrying values and fair values of certain financial instruments that were not carried at fair value, excluding short-term financial instruments for which the carrying value approximates fair value, at December 31, 2023 and 2022 are presented in the table below.

	December 31, 2023		December 31, 2022	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Financial Assets				
Loans to bank customers, net of allowance	$ 30,534	$ 30,307	$ 21,421	$ 18,201
Financial Liabilities				
Deposits	$ 3,293,603	$ 3,293,526	$ 3,450,105	$ 3,450,017

Note 18—Concentrations of Credit Risk

Financial instruments that subject us to concentration of credit risk consist primarily of unrestricted cash and cash equivalents, restricted cash, investment securities, accounts receivable, loans and settlement assets. We deposit a portion of our unrestricted cash and cash equivalents and our restricted cash with regional and national banking institutions that we periodically monitor and evaluate for creditworthiness. Credit risk for our investment securities is mitigated by the types of investment securities in our portfolio, which must comply with strict investment guidelines that we believe appropriately ensures the preservation of invested capital. Substantially all of our investment portfolio as of December 31, 2023 is directly or indirectly backed by the U.S. federal government. Credit risk for our accounts receivable is concentrated with card issuing banks and our customers, and this risk is mitigated by the relatively short collection period and our large customer base. We do not require or maintain collateral for accounts receivable. We maintain reserves for uncollectible overdrawn accounts and uncollectible trade receivables. With respect to our loan portfolio (excluding secured credit cards), we closely monitor and assess the credit quality and credit risk of our loan portfolio on an ongoing basis and maintain adequate allowances. Credit risk associated with our secured credit card portfolio is mitigated by collateral provided by the borrower in the amount of their credit limit. Credit risk for our settlement assets is concentrated with our retail distributors, well-established third-party payment processors and other business partners, which we frequently monitor and is further mitigated by the short collection period.

Note 19—Defined Contribution Plan

On January 1, 2004, we established a defined contribution savings plan under Section 401(k) of the IRC. Employees who have attained at least 21 years of age are generally eligible to participate in the plan on the first day of the calendar month following the month in which they commence service with us. Participants may make pre-tax or after-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on contributions under the code. We may contribute to the plan at the discretion of our board of directors. Currently, employer contributions amount to 50% of the first 5% of a participant's eligible compensation. Our contributions are allocated in the same manner as that of the participant's elective contributions. We made contributions to the plan of $2.9 million, $2.8 million, and $2.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 20—Leases

Our leases consist of operating lease agreements principally related to our corporate and subsidiary office locations. Currently, we do not enter into any financing lease agreements. Our leases have remaining lease terms of less than 1 year to approximately 9 years, most of which generally include renewal options of varying terms.

Our total lease expense amounted to approximately $3.7 million, $4.4 million, and $3.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our lease expense is generally based on fixed payments stated within the agreements. Any variable payments for non-lease components and other short term lease expenses are not considered material.

Additional Information

Additional information related to our right of use assets and related lease liabilities is as follows:

	Year Ended December 31,					
	2023		**2022**		**2021**	
Cash paid for operating lease liabilities (in thousands)	$	2,884	$	7,871	$	10,101
Weighted average remaining lease term (years)		3.9		3.4		2.8
Weighted average discount rate		5.1 %		4.9 %		4.8 %

Note 20—Leases (continued)

Maturities of our operating lease liabilities as of December 31, 2023 is as follows:

	Operating Leases
	(In thousands)
2024	$ 3,935
2025	1,288
2026	280
2027	248
2028	255
Thereafter	1,131
	7,137
Less: imputed interest	(1,081)
Total lease liabilities	$ 6,056

Note 21—Commitments and Contingencies

In the ordinary course of business, we are a party to various legal proceedings, including, from time to time, regulatory, supervisory, and governmental matters as well as actions which are asserted to be maintainable as class action suits, employment claims, and or enforcement actions. We review these actions on an ongoing basis to determine whether it is probable and estimable that a loss has occurred and use that information when making accrual and disclosure decisions. We have provided reserves where necessary for all claims and, based on current knowledge and in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or, if not covered, would not be likely to have a material adverse impact on our financial condition or results of operations. Nonetheless, given the inherent unpredictability of these matters, an adverse outcome could, from time to time, have a material adverse impact on our financial condition or results of operations.

We and our subsidiary bank received a proposed consent order from the Federal Reserve Board relating principally to various aspects of compliance risk management, including consumer compliance and compliance with anti-money laundering regulations. Included in the proposed consent order are proposals for civil money penalties related to these issues. While we are still in discussions with the Federal Reserve Board regarding these proposals, we accrued an estimated liability of $20 million related to the proposed consent order during the three months ended December 31, 2023.

There may be an exposure to loss in excess of the amount accrued. We believe the estimate of the aggregate range of reasonably possible losses (meaning the likelihood of losses is more than remote but less than likely), is up to $50 million as of December 31, 2023. This estimated range of reasonably possible losses is based on currently available information for those proceedings in which we are involved and considers our best estimate of such losses for those matters for which an estimate can be made. However, there can be no assurance that our accrual is sufficient or that losses from the proposed consent order will not exceed the estimated range. For further discussion, see the headings *"As a bank holding company, we are subject to extensive and potentially changing regulation and are required to serve as a source of strength for Green Dot Bank"* and *"Litigation or investigations could result in significant settlements, sanctions, fines or penalties"* included as part of our risk factor disclosures in "Part I, Item 1A, Risk Factors," of this Annual Report on Form 10-K.

Other Litigation and Claims

On October 20, 2023, an alleged class action captioned *Lyons v. Walmart Inc. et al.*, was filed in the U.S. District Court for the Middle District of Alabama, alleging that Walmart, Green Dot Corporation, and Green Dot Bank breached implied warranties of merchantability and fitness for a particular purpose, and were otherwise negligent in the packaging of gift cards at Walmart stores, resulting in the unauthorized tampering with, and loss of stored values, on four gift cards sold in advance of the 2022 Christmas holiday season but that were later used at another location in January 2023. The plaintiff sought to represent a nationwide class of persons who purchased a Visa Prepaid card issued by us and subjected to unauthorized use by a third party after purchase but prior to the first authorized use, at a Walmart retail store located in a state that has adopted Article 2 of the Uniform Commercial Code (thereby excluding Louisiana). On October 24, 2023 the court on its own initiative ordered the plaintiff to re-plead the action based on insufficient jurisdictional allegations, and an amended complaint was filed October 30, 2023. The court dismissed the action as to the plaintiff with prejudice on February 14, 2024.

Note 21—Commitments and Contingencies (continued)

On October 25, 2023, a putative class action, *Brockington v. Green Dot Corporation,* was filed in the Circuit Court of the 7th Judicial District for Volusia County, Florida, alleging we violated Florida debt collection law by emailing, monthly, several email communications that her "Green Dot Account statement is ready" that were received between 5:58 a.m. and 6:02 a.m., outside the permitted communication times of 8:01 a.m. to 8:59 p.m. The plaintiff alleges that these communications are debt collection communications covered by the Florida Consumer Collection Practices Act, and seeks to represent a class of persons with Florida addresses who received communications between the hours of 9 p.m. and 8 a.m. in connection with the collection of a consumer debt. On November 17, 2023, the plaintiff voluntarily dismissed the suit, and the court approved the dismissal of this matter without further notice or proceedings.

On October 27, 2023, an alleged class action, *Hester v. Green Dot Corporation*, was filed in District Court for Travis County, Texas, alleging he was unable to access funds in his account for an extended period, and that we have similarly blocked access for other customers. The complaint purports to allege three causes of action for breach of contract, breach of fiduciary duty, and deceptive trade practices in violation of the Texas Deceptive Trade Practices Act. Texas Bus. and Comm. Code, Ch. 17. The proposed class is all Texas residents and GO2bank customers or account holders who "had their accounts or funds blocked, closed, or otherwise restricted" for more than 72 hours at any time during the four years (or the length of the longest applicable statute of limitations for any asserted claim) immediately preceding the filing of this action continuing through the date of judgment. On November 21, 2023, we filed a motion to compel arbitration and stay all proceedings, which are currently pending before the District Court.

On December 18, 2019, an alleged class action entitled *Koffsmon v. Green Dot Corp., et al.*, No. 19-cv-10701-DDP-E, was filed in the United States District Court for the Central District of California, against us and two of our former officers. The suit asserts purported claims under Sections 10(b) and 20(a) of the Exchange Act for allegedly misleading statements regarding our business strategy. Plaintiff alleges that defendants made statements that were misleading because they allegedly failed to disclose details regarding our customer acquisition strategy and its impact on our financial performance. The suit is purportedly brought on behalf of purchasers of our securities between May 9, 2018 and November 7, 2019, and seeks compensatory damages, fees and costs.

On October 6, 2021, the Court appointed the New York Hotel Trades Council & Hotel Association of New York City, Inc. Pension Fund as lead plaintiff, and on April 1, 2022, plaintiff filed its First Amended Complaint. Defendants filed a motion to dismiss the First Amended Complaint on May 31, 2022, and the motion was heard on December 12, 2022. On February 18, 2020, a shareholder derivative suit and securities class action entitled *Hellman v. Streit, et al.*, No. 20-cv-01572-SVW-PVC was filed in United States District Court for the Central District of California, against us and certain of our officers and directors. The suit avers purported breach of fiduciary duty and unjust enrichment claims, as well as claims under Sections 10(b), 14(a) and 20(a) of the Exchange Act, on the basis of the same wrongdoing alleged in the first lawsuit described above. The suit does not define the purported class allegedly damaged. These cases have been related and, pursuant to a stipulated agreement between the parties, the Hellman suit is stayed pending resolution of any motions to dismiss in the Koffsmon case reference above, after which time the parties will meet and confer on a case schedule, including the schedule for defendants to respond to the complaint. We have not yet responded to the complaints in these matters.

Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of these matters. Given the uncertainty of litigation and the preliminary stage of these claims, we are currently unable to estimate the probability of the outcome of these actions or the range of reasonably possible losses, if any, or the impact on our results of operations, financial condition or cash flows, except as disclosed.

Other Legal Matters

We monitor the laws of all 50 states to identify state laws or regulations that apply (or may apply) to our products and services. We have obtained money transmitter licenses (or similar such licenses) where applicable, based on advice of counsel or when we have been requested to do so. If we were found to be in violation of any laws and regulations governing banking, money transmitters, electronic fund transfers, or money laundering in the United States or abroad, we could be subject to penalties or could be forced to change our business practices.

Note 21—Commitments and Contingencies (continued)

From time to time, we enter into contracts containing provisions that contingently require us to indemnify various parties against claims from third parties. These contracts primarily relate to: (i) contracts with our card issuing banks, under which we are responsible to them for any unrecovered overdrafts on cardholders' accounts; (ii) certain real estate leases, under which we may be required to indemnify property owners for environmental and other liabilities, and other claims arising from our use of the premises; (iii) certain agreements with our officers, directors, and employees, under which we may be required to indemnify these persons for liabilities arising out of their relationship with us; and (iv) contracts under which we may be required to indemnify our retail distributors, suppliers, vendors and other parties with whom we have contracts against claims arising from certain of our actions, omissions, violations of law and/or infringement of patents, trademarks, copyrights and/or other intellectual property rights.

Generally, a maximum obligation under these contracts is not explicitly stated. Because the obligated amounts associated with these types of agreements are not explicitly stated, the overall maximum amount of the obligation cannot be reasonably estimated. With the exception of overdrafts on cardholders' accounts, historically, we have not been required to make payments under these and similar contingent obligations, and no liabilities have been recorded for these obligations in our consolidated balance sheets.

For additional information regarding overdrafts on cardholders' accounts, refer to *Note 5—Accounts Receivable*.

Financial Commitments

As discussed in *Note 7—Equity Method Investments*, we are committed to making annual capital contributions in TailFin Labs, LLC of $35.0 million per year from January 2020 through January 2024. Our final payment under this commitment was made in January 2024.

Note 22—Significant Retailer and Partner Concentration

A credit concentration may exist if customers are involved in similar industries, economic sectors, and geographic regions. Our retail distributors operate in similar economic sectors but diverse domestic geographic regions. The loss of a significant retail distributor could have a material adverse effect upon our card sales, profitability, and revenue growth.

Revenues derived from our products sold at retail distributors constituting greater than 10% of our total operating revenues were as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Walmart	**17%**	21%	24%

In addition, approximately 42%, 30%, and 20% of our total operating revenues for the years ended December 31, 2023, 2022 and 2021, respectively, were generated from a single BaaS partner, but without a corresponding concentration to our gross profit for the respective periods.

Note 23—Regulatory Requirements

Our subsidiary bank, Green Dot Bank, is a member bank of the Federal Reserve System and our primary regulator is the Federal Reserve Board. We and Green Dot Bank are subject to commitments with respect to minimum capital and leverage requirements that we have made to the Federal Reserve Board and the Utah Department of Financial Institutions. In addition, we and Green Dot Bank are subject to various regulatory capital and leverage requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines, we and Green Dot Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of December 31, 2023 and 2022, we and Green Dot Bank were categorized as "well capitalized" under applicable regulatory standards. There were no conditions or events since December 31, 2023 which management believes would have caused us or Green Dot Bank not to be considered "well capitalized." Our capital ratios and related regulatory requirements were as follows:

	December 31, 2023			
	Amount	Ratio	Regulatory Minimum	"Well-capitalized" Minimum
	(In thousands, except ratios)			
Green Dot Corporation:				
Tier 1 leverage	$ 730,459	17.9 %	4.0 %	n/a
Common equity Tier 1 capital	$ 730,459	38.0 %	4.5 %	n/a
Tier 1 capital	$ 730,459	38.0 %	6.0 %	6.0 %
Total risk-based capital	$ 749,623	39.0 %	8.0 %	10.0 %
Green Dot Bank:				
Tier 1 leverage	$ 404,559	9.8 %	4.0 %	5.0 %
Common equity Tier 1 capital	$ 404,559	27.8 %	4.5 %	6.5 %
Tier 1 capital	$ 404,559	27.8 %	6.0 %	8.0 %
Total risk-based capital	$ 412,966	28.4 %	8.0 %	10.0 %

	December 31, 2022			
	Amount	Ratio	Regulatory Minimum	"Well-capitalized" Minimum
	(In thousands, except ratios)			
Green Dot Corporation:				
Tier 1 leverage	$ 661,404	16.6 %	4.0 %	n/a
Common equity Tier 1 capital	$ 661,404	40.1 %	4.5 %	n/a
Tier 1 capital	$ 661,404	40.1 %	6.0 %	6.0 %
Total risk-based capital	$ 675,043	40.9 %	8.0 %	10.0 %
Green Dot Bank:				
Tier 1 leverage	$ 389,541	9.6 %	4.0 %	5.0 %
Common equity Tier 1 capital	$ 389,541	31.2 %	4.5 %	6.5 %
Tier 1 capital	$ 389,541	31.2 %	6.0 %	8.0 %
Total risk-based capital	$ 397,870	31.8 %	8.0 %	10.0 %

In addition, Green Dot Bank is subject to regulatory restrictions that limit its ability to issue capital distributions, such as cash dividends, as it is required to maintain minimum levels of capital adequacy. As of December 31, 2023, the aggregate amount of net assets we determined were restricted at our bank was approximately $127.7 million.

Note 24—Segment Information

Our Chief Operating Decision Maker (our "CODM" who is our Chief Executive Officer) organizes and manages our businesses primarily on the basis of the channels in which our product and services are offered and uses net revenue and segment profit to assess profitability. Segment profit reflects each segment's net revenue less direct costs, such as sales and marketing expenses, processing expenses, third-party call center support and transaction losses. Our operations are aggregated amongst three reportable segments: 1) Consumer Services, 2) Business to Business ("B2B") Services, and 3) Money Movement Services.

Our Consumer Services segment consists of revenues and expenses derived from deposit account programs, such as consumer checking accounts, prepaid cards, secured credit cards, and gift cards that we offer to consumers (i) through distribution arrangements with more than 90,000 retail locations and thousands of neighborhood Financial Service Center locations (the "Retail channel"), and (ii) directly through various marketing channels, such as online search engine optimization, online displays, direct mail campaigns, mobile advertising, and affiliate referral programs (the "Direct channel").

Our B2B Services segment consists of revenues and expenses derived from (i) our partnerships with prominent consumer and technology companies that make our banking products and services available to their consumers, partners and workforce through integration with our banking platform (the "Banking-as-a-Service", or "BaaS channel"), and (ii) a comprehensive payroll platform that we offer to corporate enterprises (the "Employer channel") to facilitate payments for today's workforce. Our products and services in this segment include deposit account programs, such as consumer and small business checking accounts and prepaid cards, as well as our Simply Paid Disbursements services utilized by our partners.

Our Money Movement Services segment consists of revenues and expenses generated on a per transaction basis from our services that specialize in facilitating the movement of cash on behalf of consumers and businesses, such as money processing services and tax refund processing services. Our money processing services, such as cash deposit and disbursements, are marketed to third-party banks, program managers, and other companies seeking cash deposit and disbursement capabilities for their customers. Those customers, including our own cardholders, can access our cash deposit and disbursement services at any of the locations within our network of retail distributors and neighborhood Financial Service Centers. We market our tax-related financial services through a network of tax preparation franchises, independent tax professionals and online tax preparation providers.

Our Corporate and Other segment primarily consists of net interest income, certain other investment income earned by our bank, interest profit sharing arrangements with certain BaaS partners (a reduction of revenue), eliminations of inter-segment revenues and expenses, and unallocated corporate expenses, which include our fixed expenses such as salaries, wages and related benefits for our employees, professional services fees, software licenses, telephone and communication costs, rent, utilities, and insurance. These costs are not considered when our CODM evaluates the performance of our three reportable segments since they are not directly attributable to any reporting segment. Non-cash expenses such as stock-based compensation, depreciation and amortization of long-lived assets, impairment charges, and other non-recurring expenses that are not considered by our CODM when evaluating our overall consolidated financial results are excluded from our unallocated corporate expenses above. We do not evaluate performance or allocate resources based on segment asset data, and therefore such information is not presented.

Note 24—Segment Information (continued)

The following tables present financial information for each of our reportable segments for the periods then ended:

	Year Ended December 31,		
	2023	**2022**	**2021**
Segment Revenue	(In thousands)		
Consumer Services	$ **498,617**	$ 586,798	$ 694,725
B2B Services	**772,991**	594,468	458,584
Money Movement Services	**209,674**	222,192	239,735
Corporate and Other	**2,513**	20,151	(5,169)
Total segment revenues	**1,483,795**	1,423,609	1,387,875
BaaS commissions and processing expenses	**20,449**	28,831	45,322
Other income	**(2,916)**	(2,874)	—
Total operating revenues	$ **1,501,328**	$ 1,449,566	$ 1,433,197

Segment revenue adjustments represent commissions and certain processing-related costs associated with our BaaS products and services, which are netted against our B2B Services revenues when evaluating segment performance, as well as certain other investment income earned by our bank, which is included in Corporate and Other.

	Year Ended December 31,		
	2023	**2022**	**2021**
Segment Profit	(In thousands)		
Consumer Services	$ **177,190**	$ 222,148	$ 223,604
B2B Services	**77,303**	86,372	73,156
Money Movement Services	**113,176**	117,830	115,965
Corporate and Other	**(196,795)**	(187,596)	(195,761)
Total segment profit	**170,874**	238,754	216,964
Reconciliation to income before income taxes			
Depreciation and amortization of property, equipment and internal-use software	**58,714**	57,101	57,024
Stock based compensation and related employer taxes	**34,288**	35,414	51,627
Amortization of acquired intangible assets	**24,257**	23,509	27,775
Impairment charges	**—**	4,264	—
Legal settlement expenses	**23,614**	16,021	1,108
Other expense	**7,331**	8,070	12,956
Operating income	**22,670**	94,375	66,474
Interest expense, net	**3,027**	255	150
Other expense, net	**(5,010)**	(10,199)	(2,624)
Income before income taxes	$ **14,633**	$ 83,921	$ 63,700

Note 25—Subsequent Event

In February 2024, we initiated a reduction in workforce that impacted approximately 10% of our global employees. This strategic reduction in force is intended to improve our cost structure, streamline operations, and refocus resources on core strategic priorities. As a result of these decisions, we recorded a severance accrual of approximately $4.2 million during the first quarter of 2024, under the guidance of *ASC 712, Compensation - Nonretirement Postemployment Benefits.*

ITEM 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Disclosure controls and procedures — Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 13d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) at the end of the period covered by this report. Based on such evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that, at the end of such period, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Report of management on internal control over financial reporting — Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for Green Dot Corporation. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective based on these criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2023, which is included in "Part II, Item 8" of this Annual Report on Form 10-K.

Change in internal control over financial reporting — There was no material change in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the three months ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any significant impact to our internal controls over financial reporting despite the fact that most of our employees have shifted to a remote workforce strategy in the U.S. The design of our processes and controls allows for remote execution with accessibility to secure data. We are continually monitoring and assessing our remote work environment to minimize the impact, if any, on the design and operating effectiveness on our internal controls.

Limitations on Effectiveness of Controls — Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

ITEM 9B. Other Information

Insider Adoption or Termination of Trading Arrangements

During the fiscal quarter ended December 31, 2023, none of our directors or officers informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference from our proxy statement for our 2024 Annual Meeting of Stockholders under the captions "Proposal No. 1 Election of Directors," "Our Executive Officers," "Corporate Governance and Director Independence—Code of Business Conduct and Ethics," and "Corporate Governance and Director Independence—Committees of Our Board of Directors—Audit Committee." With regard to the information required by this Item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement related to the 2024 Annual Meeting of Shareholders in a section entitled "Additional Information—Delinquent Section 16(a) Reports," and such disclosure, if any, is incorporated herein by reference.

ITEM 11. Executive Compensation

The information required by this Item is incorporated by reference from our proxy statement for our 2024 Annual Meeting of Stockholders under the caption "Executive Compensation" excluding the sub-caption "Equity Compensation Plan Information."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference from our proxy statement for our 2024 Annual Meeting of Stockholders under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Equity Compensation Plan Information."

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference from our proxy statement for our 2024 Annual Meeting of Stockholders under the captions "Corporate Governance and Director Independence" and "Transactions with Related Parties, Founders and Control Persons."

ITEM 14. Principal Accounting Fees and Services

The information required by this Item is incorporated by reference from our proxy statement for our 2024 Annual Meeting of Stockholders under the caption "Proposal No. 2 Ratification of Appointment of Independent Registered Public Accounting Firm—Principal Accountant Fees and Services."

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as exhibits to this report:

1. Financial Statements

The Index to Consolidated Financial Statements in Item 8 of this report is incorporated herein by reference as the list of financial statements required as part of this report.

2. Financial Statement Schedules

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

3. Exhibits

The following exhibits are filed as part of or furnished with this annual report on Form 10-K as applicable:

Exhibit Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	Date Filed	Number	
3.1	Tenth Amended and Restated Certificate of Incorporation of the Registrant.	S-1(A2)	April 26, 2010	3.02	
3.2	Certificate of Amendment to Tenth Amended and Restated Certificate of Incorporation of Green Dot Corporation.	8-K	May 31, 2017	3.1	
3.3	Amended and Restated Bylaws of the Registrant.	8-K	December 19, 2016	3.1	
3.4	Amendment to Amended and Restated Bylaws of Green Dot Corporation (dated March 4, 2020)	8-K	March 6, 2020	3.1	
3.5	Certificate of Designations of Series A Convertible Junior Participating Non-Cumulative Perpetual Preferred Stock of Green Dot Corporation dated as of December 8, 2011.	8-K	December 14, 2011	3.01	
4.1	Description of Securities.	10-K	March 2, 2020	4.1	
10.1*	Form of Indemnity Agreement.	S-1(A4)	June 29, 2010	10.01	
10.2*	Green Dot Corporation 2010 Equity Incentive Plan, as amended (including related form agreements and related policies).	10-Q	August 8, 2023	10.1	
10.3	2010 Employee Stock Purchase Plan, as amended and restated	DEF 14A	April 16, 2021	***	
10.4+	2020 Amended and Restated Walmart MoneyCard Program Agreement dated as of May 1, 2015 by and among the Registrant, Green Dot Bank, Wal-Mart Stores, Inc., Walmart Stores Texas L.P., Wal-Mart Louisiana, LLC, Wal-Mart Stores Arkansas, LLC, Wal-Mart Stores East, L.P. and Wal-Mart Puerto Rico, Inc. and Walmart Apollo, LLC.	10-K	March 2, 2020	10.6	
10.5†	Processing Services Agreement dated as of December 19, 2013 by and among the Registrant and Mastercard International Incorporated.	10-Q/A	June 7, 2017	10.1	
10.6†	Amendment to the Processing Services Agreement dated as of September 10, 2018 by and among the Registrant and Mastercard International Incorporated.	10-Q	November 9, 2018	10.1	

Exhibit Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	Date Filed	Number	
10.7*	Form of Executive Severance Agreement.	S-1(A-2)	April 26, 2010	10.12	
10.8*	Green Dot Corporation Executive Incentive Plan	10-Q	November 6, 2020	10.1	
10.9*	Employment Agreement between George Gresham and Green Dot Corporation dated October 21, 2021.	8-K	October 26, 2021	10.1	
10.10*	Amended and Restated Employment Agreement, dated October 16, 2022, between Green Dot Corporation and George Gresham	8-K	October 17, 2022	10.1	
21.1	Subsidiaries of Green Dot Corporation.				X
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.				X
31.1	Certification of George Gresham, Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of Jess Unruh, Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1**	Certification of George Gresham, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.2**	Certification of Jess Unruh, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
97*	Compensation Recovery Policy				X
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets as of December 31, 2023 and 2022, (ii) Consolidated Statements of Operations for the Years Ended December 31, 2023, 2022 and 2021, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021, (iv) Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2023, 2022 and 2021, (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021 and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

_____

*	Indicates management contract or compensatory plan or arrangement.
**	Furnished, not filed.
***	Incorporated by reference to Appendix A to the Registrant's definitive proxy statement, dated April 16, 2021, for the 2021 Annual Meeting of Stockholders
+	Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a grant of confidential treatment under Rule 406 or Rule 24b-2 promulgated under the Securities Act or Rule 24b-2 promulgated under the Exchange Act.

ITEM 16. Form 10-K Summary

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Dot Corporation

Date:	February 29, 2024	By: /s/ George Gresham
		Name: George Gresham
		Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

	Signature	Title	Date
By:	/s/ George Gresham	President, Chief Executive Officer and Director (Principal Executive Officer)	February 29, 2024
Name:	George Gresham		
By:	/s/ Jess Unruh	Chief Financial Officer (Principal Financial and Accounting Officer)	February 29, 2024
Name:	Jess Unruh		
By:	/s/ William I Jacobs	Chairman	February 29, 2024
Name:	William I Jacobs		
By:	/s/ J. Chris Brewster	Director	February 29, 2024
Name:	J. Chris Brewster		
By:	/s/ Saturnino Fanlo	Director	February 29, 2024
Name:	Saturnino Fanlo		
By:	/s/ Michelleta Razon	Director	February 29, 2024
Name:	Michelleta Razon		
By:	/s/ Ellen Richey	Director	February 29, 2024
Name:	Ellen Richey		
By:	/s/ George T. Shaheen	Director	February 29, 2024
Name:	George T. Shaheen		

Board of directors

William I Jacobs
Board Member, Repay Holdings Corporation

J. Chris Brewster
Former Chief Financial Officer, Cardtronics, Inc.

Saturnino "Nino" Fanlo
Former Chief Financial Officer and Chief Operating Officer, Human Longevity, Inc.

George Gresham
President and Chief Executive Officer, Green Dot Corporation

Robert Millard
Chief Financial Officer, CHG Healthcare

Michelleta "Mich" Razon
Head of Data Enablement, MetLife, Inc.

Ellen Richey
Former Vice Chairman and Chief Risk Officer, Visa Inc.

George T. Shaheen
Managing Director, Andersen, LLP

GDOT
LISTED
NYSE.

Executive officers

George Gresham
President and Chief Executive Officer

Jess Unruh
Chief Financial Officer

Amy Pugh
General Counsel

Chris Ruppel
Chief Revenue Officer

Teresa Watkins
Chief Operations Officer

Stock listing & Symbol
New York Stock Exchange Symbol: GDOT

Independent registered public accounting firm
Ernst & Young LLP, Los Angeles

Investor relations
ir@greendot.com

Corporate Headquarters

114 W 7th Street
Suite 240
Austin, Texas 78701

www.greendot.com
©2024 Green Dot Corporation

